 As filed with the Securities and Exchange Commission on January 14, 2000
                                                     Registration No. 333-83491
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                               ---------------
                                POST-EFFECTIVE

                             AMENDMENT NO. 3
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                       Under the Securities Act of 1933
                               ---------------
                              TIBCO SOFTWARE INC.
            (Exact name of Registrant as specified in its charter)

            Delaware                             7372                          77-0449727
 (State or other jurisdiction of     (Primary Standard Industrial          (I. R. S. Employer
  incorporation or organization)     Classification Code Number)         Identification Number)

                               ---------------
                              TIBCO Software Inc.
                               3165 Porter Drive
                              Palo Alto, CA 94304
                                (650) 846-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ---------------
                                VIVEK RANADIVE
                     President and Chief Executive Officer
                              TIBCO Software Inc.
                               3165 Porter Drive
                              Palo Alto, CA 94304
                                (650) 846-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ---------------
                                  Copies to:

     LARRY W. SONSINI, Esq.           ALISON S. RESSLER, Esq.             JULIAN BROWN, Esq.
       BRIAN C. ERB, Esq.               Sullivan & Cromwell         TIBCO Finance Technology Inc.
Wilson Sonsini Goodrich & Rosati       1888 Century Park East             3375 Hillview Ave.
    Professional Corporation           Los Angeles, CA 90067             Palo Alto, CA 94304
       650 Page Mill Road                  (310) 712-6600                   (650) 846-5000
      Palo Alto, CA 94304
         (650) 493-9300

                               ---------------
       Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this Registration Statement.
                               ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and no offers to buy these securities, are + +being solicited in any state where their offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, Dated January 14, 2000.

                                6,750,000 Shares

                                [LOGO OF TIBCO]
                              TIBCO Software Inc.

                                  Common Stock

                                  ----------

  This prospectus covers shares of common stock of TIBCO Software Inc. to be sold by TIBCO Finance Technology Inc. ("TFT)" to its employees and consultants upon the exercise of options granted under TFT's stock option plan.

  This prospectus also covers shares of TIBCO Software common stock previously sold by TFT to its employees and consultants upon the exercise of options and permits the resale by them as "selling stockholders". The selling stockholders are listed in Appendix A.

  All of the shares covered by this Registration Statement are already issued and outstanding. The shares referred to in the first paragraph are owned by Reuters Nederland B.V. who provides them to TFT pursuant to a Stock Contribution Agreement between the parties. The shares referred to in the second paragraph are owned by the selling stockholders.

  Some of the selling stockholders have agreed not to offer or sell their shares for 180 days following July 13, 1999, which was the date of TIBCO Software's IPO prospectus.

  The common stock of TIBCO Software trades on the Nasdaq National Market under the symbol "TIBX".

  You should read the risk factors beginning on page 6 in the accompanying prospectus before purchasing the shares of common stock.

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

             The date of this prospectus is January   , 2000.

  No dealer, salesperson or any other person is authorized to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Selected Financial Data..................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  29
Management...............................................................  42
Relationship with Reuters and Certain Transactions.......................  53
Principal Stockholders...................................................  60
Description of Capital Stock.............................................  62
Shares Eligible for Future Sale..........................................  65
Plan of Distribution.....................................................  67
Legal Matters............................................................  68
Experts..................................................................  68
Additional Information...................................................  68
Appendix A--Selling Stockholders......................................... A-1
Index to Financial Statements............................................ F-1

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold and our financial statements and notes to those statements appearing elsewhere in this prospectus.

                                  Our Business

  We are a leading provider of software solutions that enable businesses to integrate internal operations, business partners and customer channels in real-time. Through our products and services, we enable computer applications and systems to communicate efficiently across local or wide area networks, including the Internet.

  Our TIB/ActiveEnterprise product suite facilitates the distribution of information and integration of business processes by connecting applications to a network through a technology called The Information Bus or the TIB. This technology uses a publish/subscribe model, in which a user specifies once the type of information desired, and the specified information is then delivered to the user automatically each time it becomes available. The TIB technology allows multiple distinct applications, web sites, databases and other content sources to be integrated and managed in real-time within a common framework. TIB/ActiveEnterprise also enables enterprises to extend their information infrastructures across the Internet. Our product suite is employed in high-performance environments and provides enterprises with a comprehensive and scalable method of distributing relevant, timely information across and beyond the enterprise.

  Our products are currently in use by over 300 companies in diverse markets such as telecommunications, high-tech manufacturing, energy, financial services and e-business. Current users of our TIB/ActiveEnterprise products include 3Com, Bechtel, Cedel Global Services, Chevron, Compaq, Dalkia, Ericsson, Fidelity, First National Bank of South Africa, Goldman Sachs, Hyundai, Intel, Intuit, Lucent Technologies, Mobil, Motorola, The Nasdaq Stock Market, National Westminster Bank, NEC Electronics, Pacific Power, PageNet, Philips Medical, Telia, Taiwan Semiconductor Manufacturing Company, United Microelectronics Corp., Unibank and Yahoo!. Each of these companies, other than financial services companies, accounted for at least $500,000 of our revenue over the period from January 1997 through May 1999. Each of the financial services companies accounted for at least $200,000 of our revenue during that period.

  In fiscal 1997 and 1998 and the first three quarters of fiscal 1999, we had revenue of $35.3 million, $52.8 million and $63.1 million. During those periods we incurred net losses of $4.7 million, $13.0 million and $12.9 million. As of August 31, 1999, we had an accumulated deficit of approximately $30.5 million.

                             Our Market Opportunity

  As the range of computing environments and software applications used across the typical business enterprise grows, creating a real-time enterprise through technology is becoming vastly more complex. In today's increasingly global and competitive environment, applications must be tightly integrated in order to effectively manage, grow and extend the business. Enabling the real-time exchange of information among suppliers, customers and partners can enhance management and employee productivity, create manufacturing efficiencies and improve customer service. We believe that many traditional application integration solutions have failed to address all of today's information integration needs because they lack comprehensiveness or flexibility, or use network resources inefficiently.

                                  Our Strategy

  Our objective is to establish the TIB/ActiveEnterprise product suite as the leading software solution for linking enterprises' internal operations, business partners and customer channels. The core elements of our strategy include:

  . Promote the widespread adoption of our technology. We seek to establish our technology and product suite as the industry standard by embedding our technology in leading vendors' products and further extending the functionality of our solution.

  . Enhance our position as a provider of Internet infrastructure. We plan to leverage our technology to expand the solutions we offer to companies involved in electronic commerce.

  . Focus on licensing our products. We plan to focus on licensing our products. To support this strategy, we plan to expand our relationships with systems integrators and professional services firms.

  . Leverage our expertise in specific markets. We plan to expand our presence in markets such as telecommunications, high-tech manufacturing and energy and capitalize on the presence of Reuters in the financial services sector.

  . Expand our international market presence. We intend to continue building the strength of our international presence in regions such as Europe and Asia.

                               Company Background

  We are the successor to a portion of the business of Teknekron Software Systems, Inc., a leading innovator in the development of software infrastructure for the integration and delivery of market data, such as stock quotes, news and other financial information, in trading rooms of large banks and financial services institutions. Teknekron was acquired by Reuters, the global news and information group, in March 1994. In January 1997, we were established as a separate entity to focus on creating and marketing software solutions for use in the integration of business information, processes and applications in diverse industries outside the financial services market.

  Reuters holds a majority equity interest in our company, but has agreed to limit its voting rights. Nevertheless, Reuters has significant influence over our company. See "Relationship with Reuters and Certain Transactions-- Stockholders Agreement" beginning on page 56 for a description of arrangements that enables Reuters to exercise influence over our company. We license the technology underlying some of our TIB/ActiveEnterprise products from Reuters, and Reuters is our preferred distributor in the financial services market. When we refer to Reuters in this prospectus, we include Reuters Group PLC and its consolidated subsidiaries, including TFT, but excluding our company, TIBCO Software.

                              Recent Developments

  On November 4, 1999, we acquired substantially all of the assets of InConcert, Inc., a subsidiary of Xerox Corporation and a developer of business integration solutions for telecommunications companies, for $34 million in cash. The acquisition will be accounted for under the purchase method of accounting. We are in the process of evaluating the allocation of the purchase price to the assets acquired, which will include in-process technology to be written off in the fourth quarter of fiscal 1999, and goodwill, which will be amortized over the benefit period.

  On December 16, 1999, we announced results for our fourth quarter and fiscal year ended November 30, 1999. Growth during the quarter was driven by increasing demand for infrastructure software to conduct B2B e-business over the Internet. Total revenues for the fourth quarter were $33.3 million, an increase of 96% from $17.0 million in the same period a year earlier and a 39% increase over the quarter ended August 31, 1999. Excluding non-cash charges relating to stock-compensation, goodwill and one-time acquisition fees, our operating net income for the fourth quarter of 1999 was $0.6 million, or $0.01 per share, compared to an operating net loss of $1.7 million, or $0.03 per share for the fourth quarter of 1998, (computed using pro forma weighted average shares). Total revenues for fiscal 1999 were $96.4 million, an 83 percent increase over fiscal 1998. Excluding non-cash charges relating to stock-compensation, goodwill and one-time acquisition fees, our operating net loss for fiscal 1999 was $6.9 million, or $0.12 per share, compared to a net loss of $7.9 million, or $0.17 per share for fiscal 1998 (computed using pro forma weighted average shares). License revenues were $21.7 million for the fourth quarter 1999, an increase of 244 percent from $6.3 million in the same period last year. License revenues for fiscal 1999 were $57 million, an increase of 225 percent over fiscal 1998.

  We added approximately 200 new customers during the year in several key vertical markets, including telecommunications, Internet portals, manufacturing, energy and financial services. We also released more than two dozen new products and product releases during the year including
TIB/PortalBuilder, a portal construction product used to build mySAP.com, a B2B Internet portal.

                         Summary Financial Information
                     (in thousands, except per share data)

  Prior to 1997, we were part of a subsidiary of Reuters that included the operations of TFT. Our statement of operations data for fiscal 1996 was prepared on a carved-out basis from the financial statements of that subsidiary. Our pro forma net loss per share reflects the automatic conversion of all of our outstanding preferred stock into common stock upon the closing of the IPO offering, as if such conversion occurred on December 1, 1997 or at the date of original issuance, if later.

                                                                  Nine Months
                                         Eleven                      Ended
                          Year Ended  Months Ended  Year Ended    August 31,
                         December 31, November 30, November 30, ----------------
                             1996         1997         1998      1998     1999
                         ------------ ------------ ------------ -------  -------
Statement of Operations
Data:                                                             (unaudited)
Revenue:
 License................   $ 6,066      $ 6,219      $ 17,495   $11,200  $35,214
 Service and
  maintenance...........    24,249       29,055        35,262    24,526   27,893
                           -------      -------      --------   -------  -------
  Total revenue.........    30,315       35,274        52,757    35,726   63,107
Gross profit............    10,709       19,427        25,075    16,007   37,129
Loss from operations....    (3,089)      (5,203)      (14,043)  (10,643) (13,556)
Net loss................    (4,640)      (4,663)      (12,951)   (9,758) (12,888)
Net loss per share:
  Basic and diluted.....                $ (0.24)     $  (0.65)  $ (0.50) $ (0.49)
                                        =======      ========   =======  =======
  Weighted average
   shares...............                 19,202        20,011    19,653   26,511
                                        =======      ========   =======  =======
Pro forma net loss per
 share:
  Basic and diluted
   (unaudited)..........                             $  (0.28)           $ (0.26)
                                                     ========            =======
  Weighted average
   shares
   (unaudited)..........                               47,002             49,748
                                                     ========            =======

                                                   November 30,
                                                 -----------------  August 31,
                                                  1997      1998       1999
                                                 -------  --------  -----------
Balance Sheet Data:                                                 (unaudited)
Cash, cash equivalents, investments, deposits
 held by Reuters and
 short-term investments......................... $18,318  $ 15,970   $126,670
Working capital.................................  15,168    18,301    129,974
Total assets....................................  31,046    36,289    166,328
Accumulated deficit.............................  (4,663)  (17,614)   (30,502)
Stockholders' equity............................  17,167    21,704    140,664

                                  RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. If any of the events described below actually occur, our business, financial condition or results of operations could be harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

  This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

                         Risks Related to Our Business

Because we have a limited operating history as an independent entity, it may be difficult for prospective investors to evaluate our business and prospects

  When making an investment decision, you should consider the risks, expenses and difficulties that we may encounter as a newly-independent company implementing a new business strategy. We have operated as a stand-alone company only since January 1997. Prior to January 1997, our business was conducted by a subsidiary of Reuters that focused on providing market data, custom messaging and integration solutions to companies in the financial services, high-tech manufacturing and energy markets. At the time we were formed as a separate entity, we implemented an expanded business strategy focused on deriving license revenue from direct licensing of our TIB/ActiveEnterprise product suite to a diverse group of customers outside the financial services market. We began shipments of TIB/ActiveEnterprise products in the second half of fiscal 1998. These changes have required us to adjust our business processes and hire additional employees. We cannot be certain that our new business strategy will be successful or that we can successfully operate as an independent entity.

  Reuters has historically provided us with shared functions and services such as accounting, legal and insurance. Although we are majority-owned by Reuters, Reuters has no obligation to assist us except as described in "Relationship with Reuters and Certain Transactions--Intercompany Agreements--Intercompany Services" on page 57. If we fail to implement the financial, operational, administrative and other systems and infrastructure necessary to support our business as a stand-alone company, the growth of our business could be hindered.

We have a history of losses, and we expect future losses, and if we do not achieve and sustain profitability our business will suffer and our stock price may decline

  Although our revenue has increased in recent quarters, we may not be able to sustain our growth or obtain sufficient revenue to achieve and sustain profitability. We incurred net losses of approximately $4.7 million, $13.0 million and $12.9 million in fiscal 1997 and 1998 and in the first three quarters of fiscal 1999. As of August 31, 1999, we had an accumulated deficit of approximately $30.5 million.

  Since the beginning of fiscal 1998, we have invested significantly in our technology research and development and in building our sales and marketing organization. We expect to continue to spend substantial financial and other resources on developing and introducing enhancements to our existing products and new software products and on expanding our direct sales and marketing activities. As a result, we need to generate significant revenue to achieve and maintain profitability. We expect that our research and development expenses and our sales and marketing expenses will continue to increase in absolute dollars and may increase as percentages of revenue for the forseeable future.

Our future revenue is unpredictable, and we expect our quarterly operating results to fluctuate, which may cause our stock price to decline

  Period-to-period comparisons of our operating results may not be a good indication of our future performance. Moreover, our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that event, our stock price would likely decline. As a result of our limited operating history, our new business strategy and the evolving nature of the markets in which we compete, we may have difficulty accurately forecasting our revenue in any given period. In addition to the factors discussed elsewhere in this section, a number of factors may cause our revenue to fall short of our expectations or cause fluctuations in our operating results, including:

  . the announcement or introduction of new or enhanced products or services by our competitors;

  . the amount and timing of operating costs and capital expenditures relating to the expansion of our operations; and

  . the capital and expense budgeting decisions of our customers.

  In addition, our quarterly operating results have historically been subject to variations throughout the year due to a general slow-down in our sales in the summer months, particularly in Europe and, to a lesser extent, in the United States. Specifically, we generally experience relatively lower revenue in our third and, to a lesser extent, our first fiscal quarters. These seasonal variations in our operating results may lead to fluctuations in our results of operations from quarter to quarter throughout the year.

Variations in the time it takes us to sell our products may cause fluctuations in our operating results

  Variations in the length of our sales cycles could cause our revenue to fluctuate widely from period to period. Because our operating expenses are relatively fixed over the short term, these fluctuations could cause our operating results to suffer in some future periods. Our customers generally take a long time to evaluate our products, and many individuals may be involved in the evaluation process. Because of the number of factors influencing the sales process, the period between our initial contact with a new customer and the time when we recognize revenue from that customer varies widely in length. Our sales cycles typically range from three to six months. For larger opportunities with new customers, however, these cycles can be much longer.

Our dependence on a limited number of customers for a substantial amount of our sales could lead to fluctuations in our operating results

  Our business depends on sales of our products to a limited number of customers, which may cause fluctuations in our operating results. We do not have long-term contracts with any of our customers. There can be no assurance that any of our customers will continue to purchase our products in the future. As a result, a customer that generates substantial revenue for us in one period may not be a source of revenue in subsequent periods.

Our licensing and distribution relationship with Reuters places limitations on our ability to conduct our business

  We are substantially dependent on our licensing and distribution relationship with Reuters and its wholly-owned subsidiary, TFT. Our relationship with Reuters and TFT involves limitations and restrictions on our business, as well as other risks, described below. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--License, Maintenance and Distribution Agreement with Reuters" beginning on page 53 for a detailed description of the agreement that governs our licensing and distribution relationship with Reuters.

  Reuters has access to the intellectual property used in our products, and could use the intellectual property to compete with us. We license the underlying TIB messaging technology incorporated into some of our important TIB/ActiveEnterprise products from Reuters. We do not own this technology. Reuters is not restricted from using the TIB technology to produce products that compete with our products, and it can grant limited licenses to the TIB technology to others who may compete with us. In addition, we must license all the intellectual property and products we create through December 2011 to Reuters. This will place Reuters in a position to more easily develop products that compete with our product offerings.

  We must rely on Reuters and other distributors to sell our products in the financial services market, and they may not be successful in doing so. Under our agreements with Reuters, we are restricted from selling our products and providing consulting services directly to companies in the financial services market and major competitors of Reuters, and from using the TIB technology we license from Reuters to develop products specifically for use by these companies. Accordingly, we must rely on Reuters and other third-party resellers and distributors to sell our products to these companies.

  In fiscal 1997 and 1998, substantially all of our revenue from sales in the financial services market, excluding sales to Cedel Global Services, consisted of product fees paid to us by Reuters. Although Reuters is the preferred distributor of our products in the financial services market and is required to pay us guaranteed minimum product fee payments until the end of 2001, Reuters has no contractual obligation to distribute our products to financial services customers. Reuters and other distributors may not be successful in selling our products into the financial services market, or they may elect to sell competitive third-party products into that market, either of which may adversely affect our revenue in that market.

  Our relationship with Reuters restricts our ability to earn revenue from sales in the financial services market. Under the license agreement, Reuters is required to pay us product fees based on a percentage of its revenue from sales of our products in the financial services market, excluding products that are embedded in any TFT or Reuters products. These product fees may be materially less than the product fees we could obtain from other distributors or resellers in the financial services market. In addition, when we sell our products into the financial services market through third-party distributors other than Reuters, Reuters receives a share of our license revenue.

  Our license agreement with Reuters imposes practical restrictions on our ability to acquire other companies. The license agreement places no specific restrictions on our ability to acquire companies with all or part of their business in the financial services market. However, under the terms of the license agreement, we are prohibited from bundling or combining our products that are based on licensed technology with an acquired company's products and services and then selling the bundled or combined products directly to financial services companies. This prohibition could prevent us from realizing potential synergies with companies we acquire.

If we do not retain our key management personnel and attract and retain other highly skilled employees our business will suffer

  If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. The success of our business is heavily dependent on the leadership of our key management personnel, including Vivek Ranadive, our President and Chief Executive Officer. All our executive officers and key personnel are employees at-will. If any of these persons were to leave our company it would be difficult to replace them, and our business would be harmed.

  Our success also depends on our ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for these persons in the software industry is intense, and we may not be able to successfully recruit, train or retain qualified personnel.

We must expand our sales force and our network of distribution partners in order to successfully sell our products

  In connection with our establishment as a separate entity in January 1997, we implemented a direct sales model under which we sell our products outside the financial services market principally through our direct sales force and, to a lesser extent, through indirect sales channels such as systems integrators, resellers and distributors. We have only recently begun to hire and train direct sales personnel. We are currently investing, and plan to continue investing, significant resources to expand our direct sales force and to develop relationships with systems integrators, resellers and distributors. We may not be successful in expanding our direct sales force or other distribution channels, and even if we are, such expansion might not result in an increase in our revenues. If we fail to maintain our existing relationships with indirect sales channel partners or fail to establish new ones, or if our revenue does not increase correspondingly with the expenses we incur in pursuing such relationships, our business may suffer.

Our software products may have unknown defects which could harm our reputation or decrease market acceptance of our products

  Because our customers depend on our software for their critical systems and business functions, any interruptions caused by unknown defects in our products could damage our reputation, cause our customers to initiate product liability suits against us, increase our product development costs, divert our product development resources, cause us to lose revenue or delay market acceptance of our products, any of which could cause our business to suffer. Our product offerings consist of complex software, both internally developed and licensed from third parties. Complex software may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we conduct extensive testing, we may not discover software defects that affect our current or new products or enhancements until after they are sold. Although we have not experienced any material software defects to date, such defects could cause our customers to experience severe system failures.

The rapid growth of our operations could strain our resources and cause our business to suffer

  Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We are increasing the scope of our operations and the size of our direct sales force domestically and internationally, and we have recently increased our headcount substantially. Between December 1, 1997 and May 31, 1999, our total number of employees increased from 145 to 342. Moreover, our revenue increased from $35.3 million in fiscal 1997 to $52.8 million in fiscal 1998, and was $63.1 million in the first three quarters of fiscal 1999. This growth has placed and will continue to place a significant strain on our management systems, infrastructure and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures. We will also need to expand, train and manage our workforce worldwide. Furthermore, we expect that we will be required to manage an increasing number of relationships with various customers and other third parties. Failure to expand any of the foregoing areas efficiently and effectively could interfere with the growth of our business as a whole.

Our substantial and expanding international operations are subject to uncertainties which could affect our operating results

  If our revenue from international operations does not exceed the expense of maintaining these operations, our business, financial condition and operating results will suffer. Revenue from the sale of our products and services outside the United States accounted for $6.3 million and $20.1 million, or 18% and 38%, of our total revenue for fiscal 1997 and 1998. We believe that revenue from sales outside the United States will continue to account for a material portion of our total revenue for the foreseeable future. We are exposed to several risks inherent in conducting business internationally, such as:

  . fluctuations in currency exchange rates;

  . unexpected changes in regulatory requirements, including imposition of currency exchange controls, applicable to our business or to the Internet;

  . difficulties and costs of staffing and managing international operations;

  . political and economic instability; and

  . reduced protection for intellectual property rights in certain countries.

  Any of these factors could adversely affect our international operations and, consequently, our operating results.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products

  We cannot be certain that our products do not infringe issued patents or other intellectual property rights of others. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications of which we are not aware may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, and could divert our management's attention away from running our business. If we were to discover that our products violated the intellectual property rights of others, we would have to obtain licenses from these parties in order to continue marketing our products without substantial reengineering. We might not be able to obtain the necessary licenses on acceptable terms or at all, and if we could not obtain such licenses, we might not be able to reengineer our products successfully or in a timely fashion. If we fail to address any infringement issues successfully, we will be forced to incur significant costs and could be prevented from selling our products.

Problems related to the "Year 2000 Issue" could adversely affect our business

  We are exposed to various risks arising out of the change of millennium which could adversely affect our business and operating results. Risks are posed if, despite our investigation and remediation efforts, one or more of the following occurs:

  . our own software products contain undetected errors or defects associated with the Year 2000 problem;

  . third party hardware and software used with our software experiences problems which are wrongly attributed to us;

  . our suppliers, internal information technology systems or non-information technology systems, including telecommunications systems and utilities, experience problems; and

  . our customers, business partners or distributors experience Year 2000 problems.

  The occurrence of any of the foregoing could result in delays or losses of revenue, diversions of our development resources, damage to our reputation, increased service and warranty costs and litigation costs. In addition, regardless of whether we experience Year 2000 problems, enterprises may reduce their spending on software and systems during the latter part of 1999 and into 2000 in connection with the potential effects of the Year 2000 or to concentrate their resources on remediation.

                         Risks Related to Our Industry

The market for enterprise infrastructure software may not grow as quickly as we anticipate, which would cause our revenues to fall below expectations

  The market for enterprise infrastructure software is relatively new and evolving. We earn a substantial portion of our revenue from sales of our enterprise infrastructure software, including application integration software, and related services. We expect to earn substantially all of our revenue in the foreseeable future from sales of these products and services. Our future financial performance will depend on continued growth in the number of organizations demanding software and services for application integration, e-business and information delivery, and seeking outside vendors to develop, manage and maintain this software for their critical applications. Many of our potential customers have made significant investments in internally developed systems and would incur significant costs in switching to third-party products, which may substantially inhibit the growth of the market for enterprise infrastructure software. If this market fails to grow, or grows more slowly than we expect, our sales will be adversely affected.

We must keep pace with rapidly changing technologies and customer demands in order to remain competitive

  If we fail to develop and introduce new products or enhancements of existing products in a timely manner in response to technological and customer demands, our business will suffer. The markets in which we compete are characterized by rapid technological changes, frequent new product introductions and enhancements and changing customer demands and industry standards. The introduction of products incorporating new technologies and the emergence of shifting customer requirements and changing industry standards could render our existing products obsolete. The technological life cycles of our products are difficult to estimate and may vary across customer market segments.

Our business depends on continued growth in use of the Internet for communications and commerce

  If use of the Internet for communications and commerce does not grow as quickly as we expect, revenue from our Internet product and service offerings would be adversely affected. Our strategy includes expanding our business in the Internet infrastructure and e-business markets, as well as incorporating the Internet as part of the solutions we offer to our customers in other markets. Accordingly, our future success depends in part on the continued growth in the use of the Internet for communications and commerce. The infrastructure, products or services necessary to maintain this growth may not be developed.

                                  Other Risks

Reuters has significant influence over matters affecting us, and the interests of Reuters may conflict with those of our public stockholders

  Reuters is in a position to significantly influence the outcome of corporate actions that could conflict with the interests of our public stockholders, such as:

  . amending our corporate documents;

  . determining the amount and timing of dividends paid to itself and to other holders of common stock;

  . changing the size and composition of our board of directors and committees of our board of directors; and

  . otherwise controlling management and operations and the outcome of most matters submitted for a stockholder vote.

Reuters owns 62.6% of our common stock, which will decrease to 53.43% assuming exercise of all options under TFT's stock option plan. Reuters has agreed to limit its right to vote its shares of our stock so that the votes cast by Reuters will not represent more than 49% of the total votes eligible to be cast.

  In addition, pursuant to a stockholders agreement, Reuters has the right to nominate three of the nine representatives on our board of directors and one member of the audit and compensation committees of our board of directors, and stockholders that hold a majority of our stock have agreed to vote for the Reuters nominees. Reuters also has the right under the stockholders agreement to approve fundamental decisions relating to sales of our company and stock issuances and acquisitions in excess of specified thresholds.

Our stock price may be volatile, which could cause investors to lose all or part of their investments in our stock

  The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and investors could lose all or part of their investments.

Future dispositions of our common stock by Reuters could adversely affect the market price of our common stock

  Any sale or distribution by Reuters of a substantial amount of common stock in the public market or to its stockholders, or the perception that such a sale or distribution could occur, could have an adverse effect on the market price of our common stock. Reuters currently owns approximately 62.6% of our outstanding common stock. Reuters is not obligated to retain these shares, except that subject to limited exceptions, it has agreed not to sell or otherwise dispose of any shares of common stock for 180 days after the completion of the IPO without the consent of the IPO underwriters. After the expiration of this 180-day period, Reuters could dispose of its shares of our common stock through a public offering, spin-off or other transaction. Reuters has the right, under certain circumstances, to require us to register its shares of common stock for public resale.

                                USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by TFT or the selling stockholders pursuant to this prospectus.

                                DIVIDEND POLICY

  We have never paid dividends on our common stock or other securities. We anticipate that we will retain any future earnings for use in the expansion and operation of our business and we do not anticipate paying any dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of August 31, 1999.



                                                               August 31, 1999
                                                              ------------------
                                                                (in thousands,
                                                              except share data)
Stockholders' equity:
Convertible Preferred Stock, $0.001 par value per share;
 25,000,000 shares authorized, no shares issued or
 outstanding................................................       $    --
Common Stock, $0.001 par value per share; 300,000,000 shares
 authorized, 60,360,563 shares issued and outstanding.......             60
Additional paid-in capital..................................        181,053
Unearned compensation.......................................         (9,881)
Accumulated other comprehensive loss........................            (66)
Accumulated deficit.........................................        (30,502)
                                                                   --------
Total capitalization........................................       $140,664
                                                                   ========

  The table above excludes 10,413,154 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $2.5722 per share and 665,074 shares reserved for future grants under our 1996 Stock Option Plan and our 1998 Director Option Plan. See "Management--Stock Plans" beginning on page 50 for a description of these plans, and "Description of Capital Stock" beginning on page 62 and Note 8 of Notes to Financial Statements beginning on page F-18 for a description of our capital stock.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with, and are qualified by reference to, our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of income data for the year ended December 31, 1996, the eleven months ended November 30, 1997 and the year ended November 30, 1998, and the balance sheet data at November 30, 1997 and 1998 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of income data for the nine months ended August 31, 1998 and 1999 and the balance sheet data at August 31, 1999 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for the period. Operating results for the nine months ended August 31, 1999 are not necessarily indicative of the results that may be expected for the year ending November 30, 1999.

  Our financial statements discussed herein, and the following selected financial data, reflect our historical results of operations, financial position and cash flows. The financial statements from 1994 through 1996 contained herein and discussed below have been carved out from the financial statements of a subsidiary of Reuters using the historical results of operations and the historical bases of the assets and liabilities of the non-financial business of such subsidiary. We believe that the assumptions underlying our financial statements are reasonable. However, the financial information included herein, particularly for periods prior to fiscal 1997, may not necessarily reflect our future results of operations, financial position and cash flows or the financial results we would have achieved if we had been a separate stand-alone entity during these periods.

                                                                                              Nine Months
                                                                 Eleven Months                   Ended
                           Year Ended   Year Ended   Year Ended      Ended      Year Ended     August 31,
                          December 31, December 31, December 31, November 30,  November 30, -----------------
                              1994         1995         1996         1997          1998      1998      1999
                          ------------ ------------ ------------ ------------- ------------ -------  --------
                                 (unaudited)                                                  (unaudited)
Statement of
Operations Data:                                (in thousands, except per share data)
Revenue:
 License................    $ 1,044      $  4,487     $ 6,066       $ 6,219      $ 17,495   $11,200  $ 35,214
 Service and
  maintenance...........      6,945        21,507      24,249        29,055        35,262    24,526    27,893
                            -------      --------     -------       -------      --------   -------  --------
 Total revenue..........      7,989        25,994      30,315        35,274        52,757    35,726    63,107
Cost of revenue.........      7,621        14,658      19,606        15,847        27,682    19,719    25,978
                            -------      --------     -------       -------      --------   -------  --------
Gross profit............        368        11,336      10,709        19,427        25,075    16,007    37,129
                            -------      --------     -------       -------      --------   -------  --------
Operating expenses:
 Research and
  development...........      1,152         3,592       6,576         9,385        14,787    10,107    18,943
 Sales and marketing....        924         1,838       2,949         7,008        15,242    10,416    21,022
 General and
  administrative........      1,146         1,483       2,077         3,565         4,025     2,592     5,291
 Stock and other
  compensation..........      1,122        20,684       2,196         4,672         5,064     3,535     5,429
                            -------      --------     -------       -------      --------   -------  --------
 Total operating
  expenses..............      4,344        27,597      13,798        24,630        39,118    26,650    50,685
                            -------      --------     -------       -------      --------   -------  --------
Loss from operations....     (3,976)      (16,261)     (3,089)       (5,203)      (14,043)  (10,643)  (13,556)
Other income (expense),
 net....................       (133)         (468)     (1,551)          540         1,092       885       668
                            -------      --------     -------       -------      --------   -------  --------
Net loss................    $(4,109)     $(16,729)    $(4,640)      $(4,663)     $(12,951)  $(9,758) $(12,888)
                            =======      ========     =======       =======      ========   =======  ========
Net loss per share--
 basic and diluted......                                            $ (0.24)     $  (0.65)  $ (0.50) $  (0.49)
                                                                    =======      ========   =======  ========
Weighted average
 shares--basic and
 diluted................                                             19,202        20,011    19,653    26,511
                                                                    =======      ========   =======  ========

  In the fiscal years ended December 31, 1994 through 1996, our stock and other compensation expense consisted of contingent compensation earned by employees in connection with the acquisition of Teknekron by Reuters.

                               December 31,           November 30,
                         --------------------------  --------------- August 31,
                          1994      1995     1996     1997    1998      1999
                         -------  --------  -------  ------- ------- -----------
                           (unaudited)                               (unaudited)
Balance Sheet Data:                         (in thousands)
Cash, cash equivalents,
 deposits held by
 Reuters and short-term
 investments............ $   --   $    --   $   --   $18,318 $15,970  $126,670
Working capital.........  (2,430)  (22,155)  (2,167)  15,168  18,301   129,974
Total assets............   4,352     9,539   10,996   31,046  36,289   166,328
Owner's net investment
 (liability)............     913   (19,574)     451      --      --        --
Stockholders' equity ...     --        --       --    17,167  21,704   140,664

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion and analysis together with "Selected Financial Data" and our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, including those more fully described in the "Risk Factors" section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                    Overview

  We develop and market a suite of software products that enables businesses to link internal operations, business partners and customer channels in real-time. We are the successor to a portion of the business of Teknekron Software Systems, Inc. Teknekron developed software for the integration and delivery of market data, such as stock quotes, news and other financial information, in trading rooms of large banks and financial services institutions. In 1992, Teknekron expanded its development efforts to include solutions designed to enable complex and disparate manufacturing equipment and software applications--primarily in the semiconductor fabrication market--to communicate within the factory environment. Teknekron was acquired by Reuters, the global news and information group, in 1994. Following the acquisition, continued development of the TIB technology was undertaken to expand its use in the financial services markets. In January 1997, our company, TIBCO Software, was established as an entity separate from Teknekron.

  We were formed to create and market software solutions for use in the integration of business information, processes and applications in diverse markets and industries outside the financial services sector. In connection with our establishment as a separate entity, Reuters transferred to us certain assets and liabilities related to our business and granted to us a royalty-free license to the intellectual property incorporated into some of our current software products. See "Relationship with Reuters and Certain Transactions" beginning on page 53 for a description of our current license to this technology. Reuters also assigned to us at that time license and service contracts primarily within the high-tech manufacturing and energy markets, including contracts with Intel, NEC, Motorola, Mobil and Chevron.

  During fiscal 1997, our operating activities related primarily to the development of our TIB/ActiveEnterprise suite of products, supporting the installed base of financial services companies using TIB-based solutions sold through Reuters and expanding our presence in the high-tech manufacturing and energy markets. During fiscal 1998, we expanded our product development activities and continued to invest in creating a product marketing organization, engaging in advertising programs to build our corporate brand identity, building our domestic and international direct sales force and creating a general and administrative infrastructure. During the second half of fiscal 1998, we began initial shipments of our TIB/ActiveEnterprise products, including to companies such as PageNet, Philips Medical, Compaq and 3Com. We also formally introduced our TIBCO.net product and service offering for creating and managing e-business activities, and generated revenue from Yahoo! and Netscape for enabling their stock quotation services. We intend to continue to fund the development of additional TIB/ActiveEnterprise products and to increase our sales and marketing activities at least through the end of fiscal 2000.

  Prior to fiscal 1998, our revenue consisted primarily of license and maintenance fees from the contracts assigned to us by Reuters in connection with our formation, fees from providing integration services to customers transferred to us by Reuters and development and maintenance fees paid to us by Reuters. Our revenue today consists primarily of license and product fees from our customers and distributors, including from Reuters pursuant to our license agreement with them, both of which are primarily attributable to sales of our TIB/ActiveEnterprise product suite. In addition, we receive fees from our customers for providing project integration services. We also receive revenue from our TIBCO.net customers. Revenue from these customers is a combination of fixed service charges, a percentage of the advertising fees generated from their TIBCO.net-enabled web pages and a charge for each user visit to these web pages. We also receive a limited amount of revenues from our strategic relationships with hardware vendors and systems integrators. To date, these revenues have not been material.

  We recognize revenue from software license fees upon delivery of our software products to our customers as long as we have no significant obligations remaining and we believe that collection of the resulting receivable is probable. Software royalties and product fees earned through our distribution and reseller partners are generally recognized when the partner sells the software through to its customer. We recognize guaranteed minimum payments from our license agreements ratably over the term of the contracts. We recognize service revenue from the integration of our software using the percentage-of-completion method or on a time and materials basis as services are provided. We defer recognition of maintenance revenue, paid primarily for support and upgrades, upon signing the maintenance contract and recognize the related revenue ratably over the term of the contract, which is typically twelve months. These payments are generally made in advance and are nonrefundable.

  Our distributors generally pay us negotiated royalties on their sales of our products. Reuters distributes our products to customers in the financial services market segment. Through December 2001, Reuters must pay us product fees based on a percentage of the revenue it derives from the sale of licenses and maintenance for our products. Under our license agreement with Reuters, this includes minimum guaranteed product fees of $16 million payable in calendar 1999 with $7.1 million payable in the remainder of calendar 1999, $18 million payable in calendar 2000 and $20 million payable in calendar 2001. We will recognize revenue in the amount of these guaranteed product fees ratably over the contractual period. In any period where actual product fees exceed the minimum guaranteed product fees for the year, the actual product fees and cumulative minimum guaranteed product fees will be recognized as revenue. See "Relationship with Reuters and Certain Transactions--License, Maintenance and Distribution Agreement with Reuters" beginning on page 53 for a more detailed description of our distribution relationship with Reuters, including the minimum guaranteed product fee payments.

  In 1997, we changed our fiscal year from the twelve months ending December 31st to the twelve months ending November 30th. Accordingly, our financial results for 1997 reflect our operations for the eleven months ended November 30, 1997 and are not comparable to our results for fiscal 1998 or for any prior period. See Note 2 of Notes to Financial Statements. Our fiscal year ends on November 30th and our fiscal quarters end on the last Fridays of February, May and August and November 30th of each year. For ease of readership throughout this prospectus, we have indicated our interim fiscal periods as having ended on the last day of the month in which such period actually ended.

  Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include the timing of significant orders and the length of our sales cycle, technical difficulties in our software, the growth rate of the enterprise infrastructure software market, our ability to continue to attract and retain customers in international markets, and the success of Reuters and other distributors in selling our products in the financial services market. Due to the emerging nature of the markets in which we compete, it may be difficult to forecast our revenue accurately. Our expense levels are based in part on our expectations with regard to future revenue. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any of these factors may have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors" beginning on page 7 for a further description of these and other factors that could adversely affect our business, results of operations and financial condition.

                             Results of Operations

  The following table sets forth our results of operations expressed as percentages of revenue:

                                                                Nine Months
                                         Eleven                    Ended
                          Year Ended  Months Ended  Year Ended  August  31,
                         December 31, November 30, November 30, --------------
                             1996         1997         1998     1998     1999
                         ------------ ------------ ------------ -----    -----
                                                                (unaudited)
Revenue:
  License...............      20 %         18 %         33 %       31 %     56 %
  Service and
   maintenance..........      80           82           67         69       44
                             ---          ---          ---      -----    -----
    Total revenue.......     100          100          100        100      100
Cost of revenue.........      65           45           52         55       41
                             ---          ---          ---      -----    -----
Gross profit............      35           55           48         45       59
                             ---          ---          ---      -----    -----
Operating expenses:
  Research and
   development..........      21           27           28         28       30
  Sales and marketing...      10           20           29         29       33
  General and
   administrative.......       7           10            8          7        8
  Stock and other
   compensation.........       7           13           10         11        9
                             ---          ---          ---      -----    -----
    Total operating
     expenses...........      45           70           75         75       80
                             ---          ---          ---      -----    -----
Loss from operations....     (10)         (15)         (27)       (30)     (21)
Other income (expense),
 net....................      (5)           2            2          3        1
                             ---          ---          ---      -----    -----
Net loss................     (15)%        (13)%        (25)%      (27)%    (20)%
                             ===          ===          ===      =====    =====

Nine Months Ended August 31, 1999 Compared to Nine Months Ended August 31, 1998

Total Revenue

  Total revenue increased by $27.4 million, or 77%, from $35.7 million in the first nine months of fiscal 1998 to $63.1 million in the first nine months of fiscal 1999. In the first nine months of fiscal 1998, NEC Electronics and Cedel Global Services accounted for 10% and 18% of total revenue, while in the corresponding period of 1999 Cedel Global Services accounted for 10% of total revenue. In the first nine months of fiscal 1998, revenue from Reuters accounted for 14% of our total revenue, while in the corresponding period of fiscal 1999, revenue from Reuters accounted for 20% of our total revenue. In fiscal 1998, revenue from Reuters consisted primarily of maintenance and consulting fees for services we performed for Reuters, while in fiscal 1999, revenue from Reuters consisted primarily of product fees from Reuters on its sales of our products. Beginning in April 1999, under our license agreement with Reuters, minimum guaranteed product fees from Reuters will be approximately $1.8 million per month for the remainder of calendar 1999. See "Relationship with Reuters and Certain Transactions--License, Maintenance and Distribution Agreement with Reuters" beginning on page 53 for a more detailed description of the provisions of our license agreement with Reuters establishing these minimum guaranteed product fees.

License Revenue

  License revenue increased by $24.0 million, or 214%, from $11.2 million or 31% of total revenue in the first nine months of fiscal 1998 to $35.2 million or 56% of total revenue in the first nine months of fiscal 1999. This increase was due primarily to increased sales of our TIB/ActiveEnterprise products, which were introduced during the second half of fiscal 1998. The growth in license revenue as a percentage of total revenue reflects our strategy of pursuing a license-driven business model. We believe that license revenue will continue to grow moderately as a percentage of total revenue for the remainder of fiscal year 1999.

Service and Maintenance Revenue

  Service and maintenance revenue increased $3.4 million, or 14%, from $24.5 million or 69% of total revenue for the first nine months of fiscal 1998 to $27.9 million or 44% of total revenue in the first nine months of fiscal 1999.

Cost of Revenue

  Cost of revenue consists primarily of salaries and third-party contractor and associated expenses primarily related to providing project implementation services and, to a lesser extent, the cost of providing maintenance and customer support services. The majority of our cost of revenue is directly related to our service revenue. Cost of revenue increased by $6.3 million, or 32%, from $19.7 million or 55% of total revenue in the first nine months of fiscal 1998 to $26.0 million or 41% of total revenue in the first nine months of fiscal 1999, primarily as a result of using third-party contractors to support our contract with Cedel Global Services and hiring additional technical staff to support our growing installed base of customers. The decrease in cost of revenue as a percentage of total revenue was due primarily to the increase in license revenue as a percentage of total revenue.

Research and Development Expenses

  Research and development expenses consist primarily of personnel and related costs associated with the development of our TIB/ActiveEnterprise product suite. Research and development expenses increased by $8.8 million, or 87%, from $10.1 million or 28% of total revenue in the first nine months of fiscal 1998 to $18.9 million or 30% of total revenue in the first nine months of fiscal 1999. This increase was due primarily to increases in our development staff as we continued to expand the TIB/ActiveEnterprise product suite as well as upgrading the performance of existing products. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, expect that spending on research and development will continue to increase moderately in absolute dollars but remain relatively stable as a percentage of total revenue for the remainder of fiscal 1999.

Sales and Marketing Expenses

  Sales and marketing expenses consist primarily of personnel and related costs of our direct sales force and marketing staff and marketing programs, including advertising, trade shows, promotional materials and customer conferences. Sales and marketing expenses increased by $10.6 million, or 102%, from $10.4 million or 29% of total revenue in the first nine months of fiscal 1998 to $21.0 million or 33% of total revenue in the first nine months of fiscal 1999. This increase resulted primarily from the expansion of our domestic and international direct sales force devoted to selling our expanding suite of TIB/ActiveEnterprise products initially released in the second half of fiscal 1998. We intend to continue to increase staff in our direct sales organization and develop product marketing and branding campaigns and, accordingly, expect that sales and marketing expenditures will continue to increase substantially in absolute dollars and will increase moderately as a percentage of total revenue over the remainder of fiscal 1999.

General and Administrative Expenses

  General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including executive, finance, accounting, human resources and information systems. General and administrative expenses increased by $2.7 million, or 104%, from $2.6 million in the first nine months of fiscal 1998 to $5.3 million in the first nine months of fiscal 1999, primarily as a result of increased staffing and associated operational costs related to building our general and administrative infrastructure. We believe that general and administrative expenses will increase moderately in absolute dollars and increase slightly as a percentage of total revenue for the remainder of fiscal 1999 as we expand our infrastructure to support a larger, more global organization and continue our transition to operating as a stand-alone entity.

Stock and Other Compensation

  In connection with the grant of stock options to employees and non-employee directors during fiscal 1997 and 1998 and the first nine months of fiscal 1999, we recorded unearned compensation expense of $23.1 million, representing the difference between the deemed fair value of our common stock at the date of grant and the exercise price of such options. Such an amount, net of amortization, is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable option. As a result, we expect to amortize $1.5 million, $4.1 million, $2.4 million, $1.1 million, $0.6 million and $0.2 million of deferred compensation in the fourth quarter of fiscal 1999 and in 2000, 2001, 2002, 2003 and 2004, respectively. Stock and other compensation increased from $3.6 million in the first nine months of fiscal 1998 to $5.4 million in the first nine months of fiscal 1999 due primarily to the grant of stock options to new employees. In addition, the compensation expense related to options granted to consultants is revalent at each period and using the Black-Scholes option pricing model. As a result, fluctuations in our stock price will result in fluctuations in the corresponding option value, thereby increasing or decreasing the compensation expense for the period.

Other Income, Net

  Other income, net includes interest and other miscellaneous income and expense items. Other income, net decreased from $885,000 in the first nine months of fiscal 1998 to $668,000 in the first nine months of fiscal 1999. This decrease was due primarily to a lower average investment balance, a loss on the disposal of fixed assets and a foreign currency translation loss related to our foreign sales offices.

 Year Ended November 30, 1998 Compared to Eleven Months Ended November 30, 1997

Total Revenue

  Total revenue increased by $17.5 million, or 50%, from $35.3 million in fiscal 1997 to $52.8 million in fiscal 1998. In fiscal 1997, revenue from Reuters represented 27% of total revenue compared to 15% of total revenue in fiscal 1998. Revenue from Reuters in fiscal 1997 consisted almost entirely of revenue from consulting and maintenance services we performed for Reuters, and in fiscal 1998 consisted of revenue from such services as well as product fees.

License Revenue

  License revenue increased by $11.3 million, or 181%, from $6.2 million or 18% of total revenue in fiscal 1997 to $17.5 million or 33% of total revenue in fiscal 1998. This increase was due primarily to license fees earned from initial shipments of our TIB/ActiveEnterprise products, which began during the second half of fiscal 1998. The growth rate for license revenue both in absolute dollars and as a percentage of total revenue reflects our transition to a license-driven business strategy.

Service and Maintenance Revenue

  Service and maintenance revenue increased by $6.2 million, or 21%, from $29.1 million in fiscal 1997 to $35.3 million in fiscal 1998. Service and maintenance revenue as a percentage of total revenue decreased from 82% in fiscal 1997 to 67% in fiscal 1998. The increase in service and maintenance revenue in absolute dollars in fiscal 1998 was primarily attributable to our assumption from Reuters of the Cedel Global Services contract, which provided $7.6 million in service and maintenance revenue in 1998 and no revenue in fiscal 1997. The purchase of maintenance agreements by our larger installed base of licensees resulted in a further $1.7 million increase in revenue. These increases were partially offset by a $4.7 million decline in revenue from services provided to Reuters as a result of the completion of several development projects in 1997.

Cost of Revenue

  Cost of revenue increased by $11.8 million, or 75%, from $15.8 million or 45% of total revenue in fiscal 1997 to $27.7 million or 52% of total revenue in fiscal 1998. This increase was primarily due to an increase in salary and third-party contractor costs of approximately $5.0 million related to providing services to Cedel Global Services, and to a lesser extent, to increased travel expenses of approximately $1.0 million and salary expenses of approximately $3.0 million for additional technical support and

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services staff to service our growing, geographically-dispersed customer base.

Research and Development Expenses

  Research and development expenses increased by $5.4 million, or 58%, from $9.4 million or 27% of total revenue in fiscal 1997 to $14.8 million or 28% of total revenue in fiscal 1998. The increase in fiscal 1998 resulted primarily from increases in engineering salary expense of approximately $2.6 million and related operational costs as we continued to invest in the development of our TIB/ActiveEnterprise product suite.

Sales and Marketing Expenses

  Sales and marketing expenses increased by $8.2 million, or 117%, from $7.0 million or 20% of total revenue in fiscal 1997 to $15.2 million or 29% of total revenue in fiscal 1998. This increase resulted primarily from a significant expansion of our domestic and international direct sales force from 7 to 49 and related increases in salary expense of approximately $2.0 million, and operational costs corresponding to the release of our initial TIB/ActiveEnterprise products. We also increased our advertising and marketing expenses approximately by $2.2 million to promote our corporate brand identity.

General and Administrative Expenses

  General and administrative expenses increased by $0.5 million, or 13%, from $3.6 million in fiscal 1997 to $4.0 million in fiscal 1998. This increase was due primarily to an increase in salary expense of approximately $0.8 million related to developing our general and administrative infrastructure, partially offset by a decline in legal expenses of approximately $0.7 million as a result of the completion of our formation in 1997.

Stock and Other Compensation

  Stock amortization expenses increased from $4.7 million in fiscal 1997 to $5.1 million in fiscal 1998. This increase resulted primarily from the grant of stock options to newly hired employees.

Other Income (Expense), Net

  Other income (expense), net increased from $0.5 million in fiscal 1997 to $1.1 million in fiscal 1998. This increase was due primarily to a larger average investment balance as a result of the receipt of proceeds from our issuance of preferred stock in May and December 1997.

 Eleven Months Ended November 30, 1997 Compared to Year Ended December 31, 1996

Total Revenue

  Total revenue increased by $5.0 million, or 16%, from $30.3 million in fiscal 1996 to $35.3 million in fiscal 1997. In fiscal 1996, revenue from Reuters accounted for 36% of total revenue, while in fiscal 1997, revenue from Reuters accounted for 27% of total revenue. In fiscal 1996 and 1997, revenue from Reuters consisted almost exclusively of revenue from consulting and maintenance services we provided to Reuters.

License Revenue

  License revenue remained relatively constant at $6.1 million or 20% of total revenue in fiscal year 1996, compared to $6.2 million or 18% of total revenue in fiscal 1997.

Service and Maintenance Revenue

  Service and maintenance revenue increased by $4.8 million, or 20%, from $24.2 million or 80% of total revenue in fiscal 1996 to $29.1 million or 82% of total revenue in fiscal 1997. This increase primarily reflects additional project implementation activities in the high-tech manufacturing and energy markets. This increase was partially offset by a decline in revenue of approximately $1.4 million from services provided to Reuters for projects related to the financial services market.

Cost of Revenue

  Cost of revenue decreased by $3.8 million, or 19%, from $19.6 million or 65% of total revenue in fiscal 1996 to $15.8 million or 45% of total revenue in fiscal 1997. Cost of revenue for fiscal 1996 includes $5.5 million of license fees paid to Reuters based on a percentage of our revenue derived from sales of products incorporating the TIB technology. These payments ceased in January 1997 when Reuters granted to us a royalty-free license to

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

the TIB technology in return for a one-time payment. Excluding such fees to Reuters in fiscal 1996, cost of revenue in fiscal 1997 would have increased by $1.6 million over fiscal 1996. This increase was primarily due to additional consulting costs associated with the growth in project development activities.

Research and Development Expenses

  Research and development expenses increased by $2.8 million, or 43%, from $6.6 million or 21% of total revenue in fiscal 1996 to $9.4 million or 27% of total revenue in fiscal 1997. This increase resulted primarily from an approximate $1.6 million increase in salary expense as we invested in the development of our TIB/ActiveEnterprise product suite.

Sales and Marketing Expenses

  Sales and marketing expenses increased by $4.1 million, or 138%, from $2.9 million or 10% of total revenue in fiscal 1996 to $7.0 million or 20% of total revenue in fiscal 1997. This increase resulted primarily from an approximate $1.9 million increase in salary expense related to establishing our product marketing organization, as well as an approximate $0.6 million increase in expenses incurred in connection with advertising and promotional programs to strengthen our corporate brand identity.

General and Administrative Expenses

  General and administrative expenses increased by $1.5 million, or 72%, from $2.1 million in fiscal 1996 to $3.6 million in fiscal 1997. The increase resulted primarily from legal expenses of approximately $0.8 million incurred in the formation of our company.

Stock and Other Compensation

  Prior to fiscal 1997, stock and other compensation expenses consisted of contingent compensation earned by employees in connection with the acquisition of Teknekron by Reuters in 1994. Such contingent compensation ended in 1996. Stock and other compensation expenses increased from $2.2 million in fiscal 1996 to $4.7 million in fiscal 1997. The increase resulted primarily from the granting of stock options to newly hired employees.

Other Income (Expense), Net

  Other expense, net was $1.6 million in fiscal 1996, compared to other income, net of $0.5 million in fiscal 1997. The interest paid in 1996 is primarily due to the interest cost of borrowing funds from Reuters to support working capital requirements and operational activities. Net interest income in fiscal 1997 was due primarily to the investment of proceeds from our issuance of preferred stock in May 1997.

                        Liquidity and Capital Resources

  Prior to our initial public offering, we funded our operations primarily through the sale of our capital stock. We have raised an aggregate of $26.7 million from the sale of preferred stock to Cisco Systems and Mayfield venture capital funds. See "Principal Stockholders" beginning on page 60 for more detail on Cisco's and Mayfield's equity holdings. On July 13, 1999, we completed an initial public offering, which consisted of 9,161,667 shares of our common stock (including 1,095,000 shares purchased by the underwriters pursuant to their over-allotment option, 500,000 shares sold directly to Sun Microsystems, and 266,667 shares sold directly to Yahoo! Inc.) at $15.00 per share. Net proceeds aggregated approximately $123.6 million (net of underwriters' commission and offering expenses of $13.8 million).

  Net cash provided by operating activities in fiscal 1997 was $2.4 million, resulting primarily from increases in accrued liabilities and receipt of prepayments on contracts. Net cash used for operating activities in fiscal 1998 was $11.8 million, resulting primarily from our net loss. Net cash used for operating activities in the nine months ended August 31, 1998 was $5.4 million, resulting primarily from our net loss. Net cash used for operating activities in the nine months ended August 31, 1999 was $7.7 million, primarily reflecting the net loss reported for the period as well as an increase in accounts receivable.

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

  Net cash used in investing activities in fiscal 1997 and 1998 was $11.1 million and $8.2 million. Net cash used in investing activities in these periods was related primarily to the purchase of property and equipment, principally desktop and network hardware and software, and the investment of surplus funds received from the issuance of our preferred stock. Net cash used in investing activities for the nine months ended August 31, 1998 was $12.6 million. Net cash used in investing activities in this period was related primarily to the purchase of property and equipment, principally desktop and network hardware and software. Net cash used for investing activities for the nine months ended August 31, 1999 was $103 million, primarily related to the purchase of short-term investments and to a lesser extent purchase of property and equipment. The increase in purchases of property and equipment relates primarily to the purchase of $4.9 million of equipment and leasehold improvements from Reuters.

  Net cash provided by financing activities for fiscal 1997 and 1998 was $16.7 million and $12.4 million, respectively. Net cash provided by financing activities in the nine months ended August 31, 1998 and the nine months ended August 31, 1999 was $12.4 and $126.5 million, respectively. Cash provided by financing activities was the result of net proceeds from the sale of our common stock and, to a lesser extent, our preferred stock.

  We anticipate continued growth in our operating expenses for the foreseeable future, particularly in sales and marketing expenses and, to a lesser extent, research and development and general and administrative expenses. As a result, we expect our operating expenses and capital expenditures to constitute the primary use of our cash resources. In addition, we may require cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from our initial public offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures through the end of fiscal 2000.

                         Year 2000 Readiness Disclosure

Year 2000 Program

  We established a Year 2000 program to address the issues arising from the change of millennium. Many computer systems, as well as equipment that uses embedded chips, store and process date information using only the last two digits of the year. From January 1, 2000, these systems may be unable to distinguish between 1900 and 2000. This is complicated by the fact that the year 2000 is also a leap year. If not overcome, these problems could cause system failures and disrupt the normal business operations of companies, including ours.

  We have addressed and are continuing to address the Year 2000 issue through the following means:

  . Awareness--making our customers, suppliers and employees aware of the problem.

  . Inventory--identifying and recording date sensitive information technology systems and non-information technology systems.

  . Development--assessment of date sensitivity and modification or replacement of date sensitive products.

  . Testing--verification of our development efforts.

  . Implementation--installation of tested products and systems.

  . Contingency Planning--creating and/or evaluating the needs for contingency plans to address potential worst-case scenarios.

Our state of readiness and business risks

  We have completed an assessment of both our information technology systems and our non-information technology systems. Based upon our examination, we believe that our non-information technology systems do not contain any elements that are susceptible to Year 2000 problems. However, we will modify or replace some portions of our internal information technology systems as Year 2000-compliant

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

versions of these systems are released by outside vendors (e.g. Microsoft releases of Windows NT). If, in the worst case scenario, such replacement is not made, or is not completed on a timely basis, our operations could be materially affected.

  As part of our Year 2000 program, we have assessed, remediated and certified all of the standard products we currently market. We are also working with our customers to ensure that they are aware of our Year 2000 program and have provided them with information on which current and past products are covered by our standard Year 2000 product warranty. Despite investigation and testing by us, there can be no assurances that software products we developed will not contain undetected errors or defects associated with Year 2000 date functions. If, in the worst case scenario, our products are affected by date-related issues, our customers may file claims against us or require us to repair any damage to their systems caused by our products. In addition, our revenues may be adversely affected, our maintenance, technical support and management costs could increase and our reputation could be damaged.

  Our operations also rely on third party suppliers of data, telecommunications, utilities and building services. We have completed contacting our critical suppliers about the nature and progress of their Year 2000 compliance to determine the extent to which their failure to remedy their own Year 2000 problems could materially affect us. Our critical information technology suppliers have generally provided assurances as to their Year 2000 readiness, but it has been difficult to obtain full assurances of Year 2000 compliance from telecommunications infrastructure and utility suppliers which generally do not provide such assurances. We intend to consider use of alternative telecommunications and utility suppliers if reasonable assurances are not provided. Any Year 2000-related failure of any of our critical suppliers could cause a significant disruption of our business.

Costs

  As of August 31, 1999, we had spent approximately $200,000 on Year 2000 assessment, remediation and communication with customers, vendors and partners. This cost does not include product development expenses, which inherently include costs related to addressing date sensitivities in our products. Based on our experience to date and our internal assessment, we do not anticipate that additional costs associated with remedying our internal systems will be material.

Contingency plans

  We are in the process of creating contingency plans to deal with potential worst-case scenarios and intend to complete such plans before the fourth quarter of fiscal 1999. We already have in place as part of our day-to-day operations plans that can be executed in the event of certain service failures. These operational plans will form the basis of any Year 2000 contingency plan after being checked for applicability and enhanced as appropriate.

                        Recent Accounting Pronouncements

  In October 1997, March 1998 and December 1998, the American Institute of Certified Public Accountants, also known as the AICPA, issued Statements of Position commonly called SOPs, 97-2, "Software Revenue Recognition", SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, "Software Revenue Recognition'" and 98-9, "Modification of SOP 97-2, "Software Revenue Recognition' with Respect to Certain Transactions" (collectively, "SOP 97-2"). We are required to adopt the provisions of SOP 97-2 for transactions entered into in the fiscal year beginning December 1, 1998. SOP 97-2 provides guidance on recognizing revenue on software transactions and superseded SOP 91-1. We believe that the adoption of SOP 97-2 will not have a significant impact on our current licensing or revenue recognition practices. However, should we adopt new or change our existing licensing practices, our revenue recognition practices

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

may be subject to change to comply with the accounting guidance provided in SOP 97-2.

  In March 1998, the AICPA issued SOP 98-1, "Software for Internal Use", which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that the adoption of SOP 98-1 will have a material impact on our financial statements.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We do not expect that the adoption of SFAS No. 133 will have a material impact on our financial statements.

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

                                    BUSINESS

  We develop and market a suite of software products that enables businesses to link internal operations, business partners and customer channels in real-time. Our product suite, TIB/ActiveEnterprise, allows multiple distinct applications, web sites, databases and other content sources to be integrated and managed within a common framework. Our products also enable enterprises to extend their information infrastructures across the Internet to integrate their business processes and information with customers, suppliers and partners. TIB/ActiveEnterprise's core technology, known as The Information Bus or the TIB, is an integration platform that enables enterprises and users to automatically transmit, receive, filter and personalize digital information in real-time. The Information Bus also facilitates real-time, two-way communications between distributed computer networks and mobile information devices such as hand-held computers, pagers and digital cellular phones. Our products are currently in use by over 300 companies in diverse markets such as telecommunications, high-tech manufacturing, energy, financial services and e-business.

                              Industry Background

  Driven by accelerating competition and the increasing demands of customers, many enterprises today are seeking to expand and improve the scope, speed and efficiency of their business processes. Just as markets are becoming increasingly global and corporate relationships become increasingly complex, the business environment today demands a more tightly integrated network of supplier, customer and partner relationships. Emerging challenges and opportunities are forcing businesses to become more efficient, in many cases by adjusting their operations and strategies in real-time. The timely exchange of information across and beyond the enterprise provides opportunities to leverage management resources, create manufacturing efficiencies and improve customer service. For example, real-time information exchange with suppliers and customers expedites order fulfillment, decreases inventory carrying costs, provides enhanced sales opportunities through direct customer interaction and facilitates e-business.

  Enabling a real-time enterprise through technology is a complex undertaking. The range of computing environments and software applications utilized across the typical business organization is vast and growing, involving both mainframe and minicomputer legacy systems and more recently introduced client/server environments. Many organizations are incorporating powerful new software applications that operate on an enterprise-wide basis and serve as interfaces to customers and suppliers. At the same time, enterprises are seeking to better exploit their existing information systems and take advantage of their prior technology investments by integrating previously independent legacy applications and databases. In addition to purchasing applications from independent software vendors, many organizations continue to run customized, internally developed solutions for specific applications. Moreover, many organizations have in recent years extended operations overseas and acquired new businesses. In the process, they have adopted applications that address the specific needs of local markets and have inherited applications from acquired businesses. All of these applications must be integrated in order to manage and grow the extended enterprise, with its network of customer and business partner relationships.

  The emergence of Internet-based business models has also increased the importance of an enterprise's ability to integrate existing applications and business processes and to conduct business in real-time. The core product of many emerging Internet businesses is information itself, which increases in value with timeliness and comprehensiveness. Many businesses are expanding their use of portals--Internet-based platforms for providing access to services and content--to include the dissemination of internal corporate information to employees and business partners. Internet technology has facilitated the real-time

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

transaction of business, but enterprises will be required to effectively integrate back office systems and combine multiple sources of information to capitalize on the promise of the Internet.

  As the complexity of business operations has increased and enterprises have sought to tighten linkages with partners and customers and capitalize on the growth of e-business, enterprises have perceived the need to create a fully-integrated business environment. The integration of business information and processes requires technology that can coordinate multiple distinct computer applications and platforms and distribute information about business events to where the information is needed--both within and outside of the organization-- as the events occur.

  We believe that many traditional application integration solutions have failed to address all of the information integration needs of enterprises in today's real-time, Internet-driven business environment due to one or more of the following factors:

  . Lack of Comprehensiveness. Existing middleware and integration software products generally provide only a portion of the overall solution. This forces companies to integrate multiple, incompatible technologies to address the total business problem, creating an environment that is difficult and costly to maintain.

  . Lack of Modularity. Existing solutions generally are not modular and do not provide enterprises with flexibility in meeting business needs. As a result, enterprises are required to use all or none of a technology.

  . Passive Model of Information Distribution. Existing solutions generally employ a request/reply model of information dissemination that requires specific requests to be made before information can be distributed. This means an application must know that information exists before it can ask for it. The intervals between successive requests to and replies from the database for information represent unnecessary, and potentially costly, delays in the business processes of the enterprise.

  . Lack of Scalability. Existing solutions generally do not scale either in terms of transaction volumes or geographically, often because they are based on an oversimplified "hub and spoke" model that forces all transactions through one central server or software component.

  . Excessive Use of Network Capacity. The request/reply model requires that multiple users often make multiple requests for the same information, crowding the network with inquiries that convey no new information. As a result, solutions employing the request/reply model use network capacity unnecessarily.

  The Yankee Group, an international strategic planning, technology forecasting and market research firm established in 1970, has estimated in an independent, publicly-available report that annual revenues worldwide from application and data integration software--a subset of the enterprise infrastructure software market--will reach $5.0 billion by the end of 2001, compared to $1.6 billion in 1997. This represents a compound annual growth rate of approximately 45%. The market for the next wave of enterprise infrastructure technology extends beyond the conventional application integration or middleware market to target a number of additional technology areas including e-business and systems management.

                          The TIBCO Software Solution

  Our solution allows multiple computer applications and platforms to communicate in real-time across local or wide area networks, including the Internet. The TIB technology facilitates the distribution of information and the integration of business processes by connecting each application to the network through a single interface, instead of linking each application directly to all others. The benefits of the TIB technology are implemented through TIB/ActiveEnterprise, an integrated suite of


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

products that provides a software platform for the real-time distribution of information. The primary benefits of TIB/ActiveEnterprise are set forth below:

Comprehensive Solution

  Our TIB/ActiveEnterprise product suite provides a comprehensive solution for the integration and management of information and business processes. TIB/ActiveEnterprise permits the integration of diverse applications, databases and content sources to allow both internal system linkages and external linkages with partners, suppliers and customers. By establishing these linkages, TIB/ActiveEnterprise facilitates the real-time flow of information within and beyond the boundaries of the enterprise and enables the integration of business processes, regardless of the location or compatibility of the enterprise's diverse applications and platforms. Finally, TIB/ActiveEnterprise provides the means to monitor and administer applications within an enterprise's overall computing environment, facilitating continuous and reliable operation.

Real-time Information Distribution

  The TIB/ActiveEnterprise product suite is based on a real-time communications and information distribution model using our publish/subscribe communications technology. This technology delivers information to users automatically as it becomes available, based on a user's specification of the type of information desired. With TIB/ActiveEnterprise, a business can create a real-time information technology environment that eliminates the delay inherent in most business activities as information is requested, located and delivered. In addition, TIB/ActiveEnterprise can support more traditional point-to-point transactional systems, and can also store information for later delivery.

Personalized Information Delivery

  Our technology enables each user, or subscriber, to identify and receive only the information they desire or need. The technology allows users to "tune in" to information on a given subject in much the same way that users of broadcast media like television or radio are able to selectively receive information being distributed to a diverse audience. As new information meeting the user's criteria is distributed, or published, across the network, the subscriber automatically receives it as soon as it becomes available. In this way, our technology minimizes the need for recipients to sift through routine information to access desired content, thereby permitting more efficient business processes.

Modular and Flexible

  Our TIB/ActiveEnterprise software products can be used together, deployed as independent components or integrated with an enterprise's existing middleware components. The modularity of TIB/ActiveEnterprise enables enterprises to leverage their existing technology investments or to start with a limited TIB implementation that the enterprise can expand as its information distribution and integration needs grow.

Efficient Use of Network Capacity

  The TIB technology is designed to make efficient use of an enterprise's available network bandwidth while scaling with the capabilities of the network. With TIB/ActiveEnterprise, information destined for multiple users is sent only once, rather than as separate messages for each user. In this way, several subscribers can receive the content they need simultaneously with one message, reducing the complexity and cost of information distribution within the enterprise. In addition, because TIB/ActiveEnterprise utilizes the same fundamental networking standard that underlies the Internet, we can efficiently incorporate the Internet as part of our solution.

Employed in Demanding, High-Performance Environments

  The original TIB technology was developed more than a decade ago for use in financial trading operations. The technology has also been deployed in other demanding, high-performance environments including multi-billion dollar semiconductor fabrication plants, telecommunications and energy companies and e-businesses. We have updated and expanded the TIB technology to incorporate the knowledge gained from operating in these environments.

                                    Strategy

  Our objective is to establish TIB/ActiveEnterprise as the leading software solution for linking enterprises' internal operations, business partners and customer channels. The core elements of our strategy include:

Promote the Widespread Adoption of Our Technology

  Because the market for enterprise infrastructure software is relatively new and evolving, we believe that an opportunity exists to establish the TIB technology as a widely-accepted standard in the field. To this end, we seek to strengthen and expand our strategic relationships with key technology vendors in an effort to embed our software into their networking equipment and database offerings. For example, Cisco embeds our technology in its Internetworking Operating System, facilitating our sale of TIB/ActiveEnterprise solutions to enterprises that use Cisco's Internet routers. Cisco has also made a substantial equity investment in our company and owns approximately 7.3% of our common stock. We also have strategic relationships with 3Com, i2 Technologies and Sybase that provide for the resale of our products or the embedding of our technology into products offered by these companies.

Enhance Our Position as a Provider of Internet Infrastructure

  We are expanding our presence in the e-business and Internet portal markets through a targeted product and service offering we call TIBCO.net. TIBCO.net facilitates the automated presentation and flow of Internet-based data and the integration of this data with diverse applications within the enterprise. TIBCO.net tailors our TIB/ActiveEnterprise offering for the specific needs of e-business in much the same way that our other vertical market offerings shape our products for use in specific industries. In addition to our software solution, we provide Internet-hosting solutions for Internet portals. TIBCO.net currently provides the infrastructure through which Internet portals such as Yahoo! and Netscape deliver financial and other information to their users. We are also developing relationships to expand our access to sources of information on finance, travel, sports and weather.

Pursue a License-Driven Business Strategy

  Our business strategy focuses on licensing products rather than on providing integration and support services. To support this strategy, we are augmenting our direct sales force and our professional services group by establishing reseller and joint marketing relationships with systems integrators and professional services firms such as Deloitte Consulting, EDS and Ernst & Young. We believe that these partners provide us with broad technical knowledge as well as domain expertise in vertical markets.

Leverage Vertical Market Expertise

  Our sales strategy is to leverage our expertise in vertical markets in an attempt to shorten our sales and implementation cycles in those markets. As we gain experience in a vertical market, we create an industry-specific template for our technology. These templates modify the TIB/ActiveEnterprise suite to capitalize on its core, cross-industry benefits while tailoring solutions to meet the specific needs of companies in particular industries. This template approach allows us to reduce our implementation times and rapidly expand our initial points of success in a given vertical market. We have created customized TIB/ActiveEnterprise templates in the telecommunications, high-tech manufacturing and energy industries, and we seek to extend this expertise into new markets as appropriate.

Capitalize on the Presence of Reuters in the Financial Services Industry

  We have a close relationship with Reuters, our major stockholder and a leading global news and information group. We sell our

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products in the financial services industry primarily through Reuters. We believe that the established presence and expertise of Reuters in the financial services industry will provide us with sales and marketing advantages in that market. Through Reuters, we can also assist our customers in securing access to a wealth of real-time information, including news and financial data, in conjunction with our TIBCO.net Internet product and service offerings.

Expand International Market Presence

  We are currently expanding our sales and marketing capabilities to accelerate our penetration of the worldwide market for our products. We are expanding our presence in Europe through our vertical market focus in the communications and energy sectors. We have also developed a strong presence in Taiwan through our solutions for the high-tech manufacturing market and in Australia through our solutions for the electric utility market. For fiscal 1998, revenue from sales of our products and services outside the United States accounted for 38% of our total revenue. We intend to continue increasing our global sales coverage by adding direct sales staff and sales offices internationally, as well as by expanding our relationships with resellers and systems integrators outside the United States.

Continue to Enhance Our Technology and Products

  We plan to continue to extend the functionality and enhance the capabilities of our TIB/ActiveEnterprise product suite, as well as increase the number of leading enterprise applications we support by developing standard adapters to connect them to the TIB. We have established relationships with enterprise application vendors, including SAP, Siebel Systems, i2 Technologies and PeopleSoft, that provide for the marketing of our products and the promotion of the interoperability of our software. We continue to develop new TIB/ActiveEnterprise components and to upgrade our existing products to incorporate new technological advances. For example, in late fiscal 1999, we plan to introduce a new component of our TIB/Active Enterprise product suite designed to manage e-business and other transactional activities.

                                    Products

TIB/ActiveEnterprise Product Suite

  TIB/ActiveEnterprise is a suite of products that can be deployed individually or function as an integrated solution. Our TIB/ActiveEnterprise products provide the following key functions of the enterprise information infrastructure:

  . Messaging--enables the movement of information between applications.

  . Connectivity--integrates various legacy and third party applications by connecting them to a common infrastructure.

  . Information Transformation and Flow Management --manages the conversion and translation of data and controls the flow of information and the interaction of business processes throughout the enterprise.

  . Monitoring and Management--provides the means for the enterprise to administer its applications environment and ensure reliable operations.

  . Content Display--provides the display console through which users are notified of and view business event information.

                           TIB/ActiveEnterprise Model

  Our TIB/ActiveEnterprise suite of products provides enterprise users with the functionality depicted in the following diagram:




   [Set forth is a visual representation of the functionality provided by our
                      TIB/Active Enterprise product suite]

Messaging (Events, Data & Transactions)

  Our messaging products are the foundation of our TIB/ActiveEnterprise product suite. These products simplify the problem of integrating diverse computer applications by connecting each application to the network with a single interface, instead of linking each application directly to all others. Our products support a wide range of communication models used in the enterprise. Our three complementary messaging products are described below:

  . TIB/Rendezvous is our flagship messaging product. TIB/Rendezvous supports publish/subscribe as well as request/reply messaging, and facilitates personalized information delivery. TIB/Rendezvous leverages the networking protocols of the Internet to offer a range of service levels in the delivery of information. TIB/Rendezvous provides efficient, reliable information delivery and high scalability, and can be embedded in an enterprise's existing information system.

  . TIB/ETX is a transaction-based messaging system designed for use in environments that require a greater degree of transaction management and control than is provided by a standard messaging solution. TIB/ETX provides a transactional form of publish/subscribe messaging similar to traditional computer transaction models.

  . TIB/ObjectBus is our object request broker, or ORB, product. ORBs enable computer systems to operate more efficiently by employing reusable, self-contained pieces of software code known as objects. TIB/ObjectBus allows TIB/ActiveEnterprise to integrate with CORBA 2.0, a major programming standard for object-oriented applications. TIB/ObjectBus can be fully integrated with our messaging software, combining the efficiency of an object oriented computing model with the scalability, performance and ease of use benefits of TIB/Rendezvous.

Connectivity

  TIB/Adapters are our software components that link applications to the TIB environment, thus enabling these applications to communicate with each other. We take an innovative approach to application integration by using a TIB/Adapter as the single point of integration for the application. Our TIB/Adapter products are as follows:

  . Standard TIB/Adapters connect several leading enterprise applications and complementary middleware products to the TIB environment. We offer a series of standard TIB/Adapters designed to link applications and other software by SAP, Siebel Systems, PeopleSoft, IBM and Oracle, among others, to the TIB.

  . TIB/Adapter SDK is our software toolkit that allows our customers and systems integrators to build custom TIB/Adapters to link applications to the TIB environment. This product provides a common framework for the rapid development of new TIB/Adapters.

Information Transformation and Flow Management

  In order to facilitate the efficient movement of information across enterprise applications, a solution must have the ability to translate content from one format to another and to effectively govern the manner in which information flows between applications. Our transformation and flow management products translate data from each application into a format that is understood by other applications throughout the enterprise as described below:

  . TIB/MessageBroker is our scalable message routing and transformation system. TIB/MessageBroker combines and transforms data from applications into formats that can be understood by other applications, and routes data according to rules or criteria defined by the enterprise. TIB/MessageBroker also allows an enterprise to conduct transactions and exchange information with customers and business partners. Unlike many competing technologies, TIB/MessageBroker requires no independent database or third-party messaging system.

  . TIB/IntegrationManager controls the flow of information among components in the TIB/ActiveEnterprise environment. TIB/IntegrationManager allows the enterprise to define business rules that govern where information should go and under what conditions. TIB/IntegrationManager coordinates the message transport and transformation functions of TIB/ActiveEnterprise.

Content Display

  To conduct business in real-time, an enterprise must have the ability to provide a simple display tool for users to access and view business event information. Our products in this area are designed to combine information from the TIB/ActiveEnterprise environment with content from external sources, such as web pages, to create an integrated display that can be personalized to the specific needs of the end-user. Our content display products are described below:

  . TIB/ContentBroker aggregates information from enterprise applications, corporate web sites and other content sources based on an enterprise's preferences, and delivers the requested information directly to users' desktops as soon as it becomes available. TIB/ContentBroker reduces the need for enterprises to support multiple end -user interfaces that allow users to request information from various sources.

  . TIB/EventConsole is a display for users to view the content aggregated by TIB/ContentBroker. TIB/EventConsole provides personalized notifications from enterprise information sources, including databases, document servers, web servers, enterprise resource planning systems and legacy systems, directly to the desktop computers of the appropriate users. TIB/EventConsole also enables users to receive up-to-date information remotely.

Monitoring and Management

  TIB/Hawk is our product for monitoring and managing applications. Through an intuitive graphical user interface, TIB/Hawk can be configured to monitor systems and applications in a local or wide area network and act autonomously when pre-defined conditions occur. For example, upon the occurrence of a particular event, TIB/Hawk can send an alarm to the TIB/Hawk display or through e-mail or a pager, and can run preset responses. System events are viewed through a display application that, through the use of publish/subscribe messaging, can operate anywhere on the network and in multiple locations simultaneously without any change in system configuration. TIB/Hawk uses network resources only when responding to the occurrence of pre-defined events, significantly reducing management and monitoring overhead.

                       TIB/ActiveEnterprise Product Suite

  Our TIB/ActiveEnterprise products are depicted in the following diagram:

     [Set forth here is a visual representation of our TIB/ActiveEnterprise products]

  . Allows multiple distinct applications, web sites, databases and other content sources to be integrated and managed in real-time.

  . Facilitates the distribution of information and integration of business processes by connecting each application through patented technology called The Information Bus or the TIB.

  . Enables enterprises to extend their information infrastructures across the Internet.]

                                   TIBCO.net

  As part of our strategy to extend the reach of TIB/ActiveEnterprise, TIBCO.net provides a solution for the creation, monitoring and administration of demanding, high-performance platforms for e-business services, such as Internet or enterprise portals or corporate web sites. Using TIB/ActiveEnterprise, we can create real-time, scalable information systems for our customers, such as the financial information system we created for Yahoo!. TIBCO.net allows our customers to combine internal business systems with external content, such as news or market pricing data. Our customers in turn can bundle this information for real-time delivery to their customers, suppliers, partners and employees. In addition, TIBCO.net provides our customers with the ability to integrate and deliver business information in real-time across the Internet through our reliable multicast technology.

  TIBCO.net represents a further evolution of TIB/ActiveEnterprise for use in Internet-enabled businesses. TIBCO.net is offered to our customers either as a TIBCO-hosted service, providing time-to-market advantages, or as a package of products and services for implementation at the customer's site.

  TIBCO.net, through its implementation of TIB/ActiveEnterprise, supports a broad range of communications methods and protocols enabling the delivery of information through a wide range of devices and presentation technologies, including Internet browsers, pagers, hand-held computers and digital cellular phones.

  By applying our experience in supplying real-time information, we have developed several services and products that enterprises can use to create comprehensive content distribution systems. We can offer companies the ability to provide their users with access to information from a variety of web pages that can be accessed using TIB/ContentBroker. In addition, we can assist our customers in securing access to popular news and information services from Reuters and other information providers.

  We are currently developing TIB/Adapters in order to provide access to several additional information sources, pertaining to finance, travel, sports, weather and healthcare.

                                    Services

Professional Services

  Our professional services offerings include a wide range of consulting services such as systems planning, architecture and design, custom development and systems integration for the rapid deployment of our TIB/ActiveEnterprise products. We offer professional services with the initial deployment of our products, as well as on an ongoing basis to address the continuing needs of our customers. Our professional services staff is located in Palo Alto, Virginia, London and Sydney, enabling us to perform installations and respond to customer demands rapidly across the Americas, Europe and Asia. As of February 28, 1999, our professional services group consisted of 104 employees, including individuals with domain expertise in the telecommunications, energy and other industries. Many of our professional services employees have advanced degrees and/or substantial industry expertise in systems architecture and design. We expect that the number of service professionals and the scope of the services offered will increase as we continue to address the expanding enterprise infrastructure needs of large organizations.

  We have established reseller and joint marketing relationships with professional service organizations and system integrators, including Deloitte Consulting, EDS, Ernst & Young, Compaq Services and Sapient, to cooperate in the deployment of our products to clients. These relationships help promote our TIB/ActiveEnterprise product suite and provide additional technical expertise to enable us to provide the full range and volume of professional services our customers require to deploy TIB/ActiveEnterprise.

Maintenance and Support

  We offer an array of software maintenance and support services to our customers. Our support organization provides services seven days a week, twenty-four hours a day. We have a worldwide support organization with key operations centers in Palo Alto, London and Sydney to ensure global coverage for our customers. These centers provide the infrastructure for our around-the-clock call centers and hotline support.

  We offer a range of support packages that allow our customers to choose the level of support that fits the needs and budgets of their organizations. Customers also have access to on-site support which is charged on a time and materials basis.

Training

  We provide training for customer personnel at our main office as well as at customer locations. We also provide training for our professional services partners to enhance their effectiveness in integrating our products. In addition, we develop custom education programs to address the specific needs of individual customers and partners.

                        Users of TIBCO Software Products

  TIBCO Software's customer base includes businesses from many industries, including telecommunications, high-tech manufacturing and energy, as well as pharmaceuticals, retail, general manufacturing and the Internet. The following is a partial list of current users of our TIB/Active Enterprise products. Each of these companies, other than the financial services companies, accounted for at least $500,000 of our revenue during the period from January 1997 through August 1999. Each of the financial services companies accounted for at least $200,000 of our revenue during that period. We believe that the amount and type of products purchased by these customers is representative of our client relationships generally.

Telecom                       Energy                      Financial Services
-------                       ------                      ------------------
Ericsson                      Chevron                     Cedel Global
PageNet                       Marubeni                    Services
Telia                         Mobil                       Fidelity
                              Pacific Power               First National Bank
High-Tech Manufacturing                                   of  South Africa
-----------------------
                              Internet and Other          Goldman Sachs
                              ------------------
3Com                                                      The Nasdaq Stock
Compaq                        Bechtel                     Market
Hyundai                       Intuit                      National Westminster
Intel                         Yahoo!                       Bank
Lucent Technologies                                       Unibank
Motorola
NEC Electronics
Philips Medical
Taiwan Semiconductor Manufacturing Company
United Microelectronics Corp.

  Under the terms of our license agreement with Reuters, we are generally required to sell our products to companies in the financial services market through third-party distributors and systems integrators. Reuters is the preferred distributor of our products in that market. Reuters pays us a product fee when it sells our products to financial services companies, but this product fee is lower than the amount of revenue we would recognize if we sold our products directly to these companies. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements-- License, Maintenance and Distribution Agreement with Reuters" beginning on page 53 for a detailed description of our distribution relationship with Reuters. All financial services companies listed in the above table other than Cedel Global Services purchased our products through Reuters.

  Our contract with Cedel Global Services, a company that provides services to the finance industry, was assigned to us by Reuters effective January 1, 1998 in consideration for our assumption of the obligations of TFT under the agreement, and we sell our products and consulting services directly to Cedel Global Services pursuant to an exception in our license agreement with Reuters. In fiscal 1998 and in the first three quarters of fiscal 1999, Cedel Global Services accounted for 17% and 10% of our revenue. Our contract with Cedel Global Services expires in December 2000. In addition, in fiscal 1997, NEC Electronics accounted for 17% of our revenue. No other trade customer accounted for more than 10% of our revenue in the first three quarters of 1999 or in either of fiscal 1998 or fiscal 1997.

                              Sales and Marketing

Sales

  We currently market our software and services primarily through a direct sales organization, complemented by indirect sales channels. As of August 31, 1999, our direct sales force included 30 commissioned sales representatives located in 8 U.S. cities and in 10 locations internationally across North America, Europe and Asia. We have established distribution and licensing relationships with several strategic hardware vendors, database providers, software and toolset developers, systems integrators and implementation consultants. We have also developed alliances with key solution providers to target vertical industry sectors, including health care, telecommunications, and manufacturing.

  Under the terms of our license agreement with Reuters, we generally cannot sell our products directly into the financial services market. Accordingly, we generally sell our products to companies in the financial services industry through third-party distributors and systems integrators. Reuters is the preferred distributor of our products in that market. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--License, Maintenance and Distribution Agreement with Reuters" beginning on page 53 for a detailed description of our distribution relationship with Reuters. We believe that our distribution relationship with Reuters, a global news and information group, has strengthened the penetration of our products in the financial services industry. Product fees from Reuters on its sales of our products in the financial services industry accounted for 16% of our revenue in the first three quarters of fiscal 1999, 6% of our revenue in fiscal 1998 and less than 1% of our revenue in fiscal 1997.

Marketing

  We utilize a wide variety of marketing programs which are intended to attract potential customers and to promote TIBCO Software and its brand names. We use a mix of market research, analyst updates, seminars, direct mail, print advertising, trade shows, speaking engagements, public relations, customer newsletters, and web site marketing in order to achieve these goals. Our marketing department also produces collateral material for distribution to potential customers including presentation materials, white papers, brochures, and fact sheets. We also host annual user conferences for our customers and provide support to our channel partners with a variety of programs and training and product marketing support materials.

                    Information Technology Advisory Council

  We have assembled an Information Technology Advisory Council composed primarily of chief information officers from leading Fortune 500 manufacturing and financial companies. The Information Technology Advisory Council meets at least semiannually to review our design plans and products and to provide us with specific feedback on our technology applications and market focus.

                              Product Development

  We have been granted a perpetual, royalty-free license to the underlying TIB messaging technology as it existed on December 31, 1996. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--License, Maintenance and Distribution Agreement with Reuters" beginning on page 53 for a more detailed description of this license. We have concentrated our product development efforts since then both on enhancing this licensed technology and on developing new products. We expect that most of our enhancements to existing products and new products will be developed internally. However, we will evaluate on an ongoing basis the acquisition of externally developed technologies for integration into our product lines.

  We expect that a substantial majority of our research and development activities will be related to developing enhancements and extensions to our TIB/ActiveEnterprise product lines. Historically, our product development efforts were focused on creating the TIB/ActiveEnterprise solution. Our development focus has now shifted to expanding the number of available TIB/Adapters and developing additional pre-packaged integration solutions for specific markets.

  As of August 31, 1999, there were 120 employees in our research and development organization. We expect that we will continue to commit significant resources to product development in the future. To date, all product development costs have been expensed as incurred.

                                  Competition

  The market for our products and services is extremely competitive and subject to rapid change. In addition, we compete with various providers of single components of application integration solutions, including IBM, New Era of Networks, Iona and BEA with respect to messaging components and Vitria, CrossWorlds, STC and Active Software with respect to other components. We believe that of these companies, IBM has the potential to offer the most complete set of products for application integration. We also face competition for certain aspects of our product and service offerings from major systems integrators. We expect additional competition from other established and emerging companies. In addition, we may face pricing pressures from our current competitors and new market entrants in the future. We believe that the competitive factors affecting the market for our products and services include product functionality and features; quality of professional services offerings; product quality, performance and price; ease of product implementation; quality of customer support services; customer training and documentation; and vendor and product reputation. The relative importance of each of these factors depends upon the specific customer environment. Although we believe that our products and services currently compete favorably with respect to such factors, we may not be able to maintain our competitive position against current and potential competitors.

  Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and that future competition may harm our business and operating results. If we are not successful in developing enhancements to existing products and new products in a timely manner, achieving customer acceptance or generating higher average selling prices, our gross margins may decline, and our business and operating results may suffer.

  Our license agreement with Reuters does not prohibit Reuters from providing enterprise infrastructure software products and services in competition with us. Reuters currently sells our products to financial services companies and creates products based on the TIB technology specifically for financial services companies. In addition, pursuant to the license agreement, Reuters has access to the source code for our products. Although Reuters currently does not create TIB-based products designed for general use in all markets, if Reuters were to decide to begin providing information integration products and services in our markets, we would face additional competition for such customers.

                             Proprietary Technology

  Our success is dependent upon our proprietary software technology. We license the patents for the TIB technology underlying some of our TIB/ActiveEnterprise products, including TIB/Rendezvous and TIB/ETX, from Reuters. Consequently, we can assert infringement of these products only through Reuters or with the consent of Reuters. While we have pending patent applications, we do not currently have any issued patents and rely principally on trade secret, copyright and trademark laws, nondisclosure and other contractual agreements to protect our technology. We also believe that factors such as the technological and creative skills of our personnel, product enhancements and new product developments are essential to establishing and maintaining a technology leadership position. We enter into confidentiality and/or license agreements with our employees, distributors and customers, and limit access to and distribution of our software, documentation and other proprietary information. Nevertheless, the steps we have taken may fail to prevent misappropriation of our technology, and the protections we have may not prevent our competitors from developing products with functionality or features similar to our products. Furthermore, third parties might independently develop competing technologies that are substantially equivalent or superior to our technologies. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. If we fail to protect our proprietary technology, our business could be seriously harmed.

  Although we do not believe our products infringe the proprietary rights of any third parties, third parties may nevertheless assert infringement claims against us or our customers in the future. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, whether resolved in our favor or not, would cause us to incur substantial costs and divert our management resources from productive tasks, which could harm our business. Parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to license our products in the United States or abroad. Such a judgment could seriously harm our business. If it appears necessary or desirable, we may seek licenses to intellectual property if we believe that our technology potentially infringes on such technology. We may not, however, be able to obtain such licenses on commercially reasonable terms or at all, and the terms of any offered licenses might not be acceptable to us. The failure to obtain necessary licenses or other rights could seriously harm our business. As the number of software products in our industry increases and the functionality of those products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, would probably be time consuming and expensive to defend, and could seriously harm our business. We are not aware of any currently pending claims that our products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties.

  "TIBCO", "The Information Bus", "TIB" and the names of our products are our trademarks or tradenames.

                                   Employees

  As of August 31, 1999, we employed 390 persons, including 89 in sales and marketing, 120 in research and development, 46 in finance and administration and 135 in client services and technical support. Of our 390 employees, 50 were located in Europe, and 33 in Australia and Asia. We believe that our relationship with our employees is good.

                               Legal Proceedings

  From time to time we have been subject to legal proceedings and claims in the ordinary course of business. We are not now involved in any material legal proceedings.

                         Executive Offices and Web Site

  Our principal executive office is located at 3165 Porter Drive, Palo Alto, California 94304, and our telephone number at that address is (650) 846-5000. We maintain a web site at www.tibco.com. Information contained on our site is not part of this prospectus.

                                   Facilities

  We lease approximately 93,000 square feet in a single office building located in Palo Alto, California. We also lease office space in Virginia and Australia and in various cities in the United States and internationally to support our sales and marketing personnel worldwide. We believe that our existing facilities are adequate to meet our current and foreseeable requirements, or that suitable additional space will be available on commercially reasonable terms.

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth certain information with respect to our executive officers and directors as of July 22, 1999.

Executive Officers and Directors

           Name            Age                    Position(s)
 ------------------------- --- -----------------------------------------------
    Vivek Y. Ranadive       41 President, Chief Executive Officer and Chairman
                               of the Board
    Paul G. Hansen          49 Executive Vice President, Finance and Chief
                               Financial Officer
    Rajesh U. Mashruwala    47 Executive Vice President, Sales and Marketing
                               Executive Vice President, General Counsel and
    Robert P. Stefanski     37 Secretary
                               Executive Vice President, Engineering and
    Richard M. Tavan        50 Operations
    Christopher G. O'Meara  41 Vice President, Finance
    Douglas M. Atkin        36 Director
    Yogen K. Dalal          49 Director
    Edward R. Kozel         43 Director
    Donald J. Listwin       40 Director
    Larry W. Sonsini        58 Director
    John G. Taysom          45 Director
    Phillip E. White        56 Director
    Philip K. Wood          44 Director

  Vivek Y. Ranadive has served as President, Chief Executive Officer and Chairman of the Board of TIBCO Software since its inception in January 1997. From 1985 to 1997, Mr. Ranadive served as the Chairman and CEO of Teknekron. In addition, Mr. Ranadive served as President, Chief Executive Officer and Chairman of the Board of TFT from its inception until December 1998.
Mr. Ranadive received his B.S. in electrical engineering and computer science and his M.S. in engineering from the Massachusetts Institute of Technology and his M.B.A. from Harvard University.

  Paul G. Hansen has served as Executive Vice President and Chief Financial Officer of TIBCO Software since July 1998. From 1984 to July 1998, Mr. Hansen held various positions at Adaptec, Inc., a publicly-traded supplier of bandwidth management solutions, including Vice President, Finance, Chief Financial Officer and Assistant Secretary from 1988 to July 1998. Mr. Hansen received his B.S. in business from the State University of New York.

  Rajesh U. Mashruwala has served as Executive Vice President, Sales and Marketing of TIBCO Software since March 1997. From February 1995 to March 1997, Mr. Mashruwala held various positions at TIBCO Software and TIBCO Inc., including Vice President, Enterprise Business Applications of TIBCO Software. From October 1993 to February 1995, Mr. Mashruwala was President of Media Computer Technology, Inc., a provider of magnetic and optical media products. Mr. Mashruwala received his degree in engineering from the Indian Institute of Technology, Bombay and his M.S. in engineering from the University of California, Berkeley.

  Robert P. Stefanski has served as Executive Vice President, General Counsel of TIBCO Software since May 1998 and as Secretary of TIBCO Software since May 1997. From November 1996 to March 1998, Mr. Stefanski was the Director of Intellectual Property for Reuters America, Inc., an affiliate of ours. From September 1989 to November 1996, Mr. Stefanski was an associate with the law firm of Weil, Gotshal & Manges. Mr. Stefanski received his B.S. in mathematics from Northern Michigan University and his M.S. in engineering and his J.D. from the University of Michigan.

  Richard M. Tavan has served as Executive Vice President, Engineering and

Operations of TIBCO Software since January 1997. From November 1986 to January 1997, Mr. Tavan held various positions at TIBCO Inc., including Vice President, Engineering. From June 1983 to November 1986, Mr. Tavan was Director of Engineering for 3Com Corporation. Mr. Tavan received his B.S. in electrical engineering and computer science from the Massachusetts Institute of Technology.

  Christopher G. O'Meara has served as Vice President, Finance, of TIBCO Software since August 1998. From June 1992 to July 1998, Mr. O'Meara was Corporate Vice President and Treasurer at Adaptec. Mr. O'Meara received his B.A. in economics from Stanford University and his M.B.A. from Northwestern University.

  Douglas M. Atkin was appointed a director of TIBCO Software in July 1999. Since 1998, Mr. Atkin has been Chief Executive Officer of Instinet Corporation, a subsidiary of Reuters. From 1992 to 1998, Mr. Atkin was CEO of Instinet International, a subsidiary of Reuters. Mr. Atkin received his B.A. in economics from Tufts University.

  Yogen K. Dalal has been a director of TIBCO Software since December 1997. Since September 1991, Mr. Dalal has been a Partner of Mayfield Fund, a venture capital firm. Mr. Dalal is a director of BroadVision, Inc., a supplier of Internet business applications, and several privately-held companies. Mr. Dalal received his B.S. in electrical engineering from the Indian Institute of Technology, Bombay and his M.S. and Ph.D. in electrical engineering from Stanford University.

  Edward R. Kozel has been a director of TIBCO Software since May 1997. Mr. Kozel is a director of Cisco Systems, and served in various capacities at Cisco from 1989 through April 1998, most recently as Chief Technology Officer and Senior Vice President Business Development.

  Donald J. Listwin has been a director of TIBCO Software since October 1998. Since February 1990, Mr. Listwin has been with Cisco Systems, Inc., where he has held a variety of positions and is currently an Executive Vice President. Mr. Listwin also serves on the board of directors of Software.com and E-Tek Dynamics. Mr. Listwin received his B.S. in electrical engineering from the University of Saskatchewan, Canada.

  Larry W. Sonsini has been a director of TIBCO Software since May 1997. Mr. Sonsini has been an attorney with the law firm of Wilson Sonsini Goodrich & Rosati since 1966 and currently serves as the Chairman of the firm's Executive Committee. Mr. Sonsini also serves as a director of Lattice Semiconductor Corporation, Novell, Inc. and Pixar. Mr. Sonsini received A.B. and L.L.B. degrees from the University of California, Berkeley.

  John G. Taysom was appointed a director of TIBCO Software in July 1999. Since 1982, Mr. Taysom has been employed by Reuters and is currently the Managing Director of Reuters Greenhouse Fund, a venture capital fund. Mr. Taysom is currently a director of Digimarc Corporation, a maker of electronic anti-counterfeiting products, and several other privately held companies. Mr. Taysom received his B.Sc. in economics from Bath University.

  Phillip E. White has been a director of TIBCO Software since May 1997. Since August 1997, Mr. White has been President of Marketing Consultants. From January 1989 to July 1997, Mr. White was the Chief Executive Officer of Informix Software, Inc., a provider of innovative database products. Mr. White currently serves on the board of directors of Legato Systems, a storage management software provider, Adaptec and several privately held companies. Mr. White received his B.A. in business from Illinois Wesleyan University and his M.B.A. from Illinois State University.

  Philip K. Wood has been a director of TIBCO Software since our inception. Since September 1990, Mr. Wood has been employed by Reuters and currently serves as Deputy Finance Director. Prior to joining Reuters in September 1990, Mr. Wood was a partner at Price Waterhouse. Mr. Wood is currently a director of TFT, Instinet Corporation and several other subsidiaries of Reuters.

Mr. Wood received his M.A. in physics from Balliol College, Oxford University.

  Pursuant to a stockholders' agreement among us, Reuters and certain of our other stockholders, Messrs. Atkin, Taysom and Wood were selected to serve on our board of directors by Reuters; Messrs. Kozel and Listwin were selected by Cisco; and Messrs. Dalal, Sonsini and White were selected by Mr. Ranadive.

  The service of some of our directors as directors, officers or employees of Reuters could create or appear to create potential conflicts of interest when these directors are faced with decisions that could have different implications for us and Reuters. Such decisions may be required in connection with potential acquisitions or financing transactions or other corporate opportunities that may be suitable for both us and Reuters or TFT. None of our significant corporate stockholders, including Reuters, is prohibited from competing with us. See "Risk Factors -- Our licensing and distribution relationship with Reuters places limitations on our ability to conduct our business" beginning on page 7 for more information on the potential for competition between us and Reuters. Directors of a corporation owe fiduciary duties to all of the stockholders of that corporation, and Delaware law governs situations where a potential or actual conflict of interest may arise.

  Reuters has the right under a stockholders agreement to nominate three of our nine directors so long as it holds 40% or more of our outstanding shares of voting stock. If Reuters holds less than 40% but at least 25% of our voting shares, Reuters will have the right to nominate two directors. If Reuters holds less than 25% but at least 10% of the issues and outstanding voting shares, Reuters will have the right to nominate one director. If the total number of our directors is increased, Reuters will have the right to nominate the lowest number of directors such that Reuters-nominated directors constitute at least that portion of our board of directors that Reuters could have nominated under the foregoing rights if our board consisted of nine directors. See "Relationship with Reuters and Certain Transactions--Stockholders Agreement" beginning on page 56 for a more detailed description of these arrangements.

  Each officer serves at the discretion of our board of directors. There are no family relationships among any of our directors or officers.

Director Compensation

  Our Director Stock Option Plan provides for automatic grants of options to purchase common stock to our directors who are not also our employees. See "-- Stock Plans--1998 Director Option Plan" beginning on page 50 for a more detailed description of this plan. Additionally, in June 1999, we granted to Reuters an option to purchase 150,000 shares of our common stock at an exercise price of $6.00 per share under our director stock option plan. Reuters has the right to transfer this option to the Reuters-nominated directors. Directors do not receive any cash compensation for serving on our board of directors.

Committees of the Board of Directors

  Our board of directors has had standing audit and compensation committees, which assist the board of directors in the discharge of its responsibilities.

  The audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and fees of prospective annual audits and the results thereof, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. Members of the audit committee are elected by the board and serve for one-year terms. The audit committee currently consists of Messrs. Dalal, Wood and Kozel.

  The compensation committee reviews and approves the annual salary and bonus for each executive officer consistent with the terms of any applicable employment agreement, reviews, approves and recommends terms and conditions for all employee benefit plans, and administers our stock option plan. Stock option grants are approved by the stock option sub-committee of the compensation committee. Pursuant to the stockholders agreement, Reuters has the right to nominate one member of our compensation committee. Members of our compensation committee other than the Reuters representative are appointed by the board of directors and serve one-year terms. The compensation committee currently consists of Messrs. Listwin, Wood and Dalal. The stock option subcommittee currently consists of Messrs. Listwin and Dalal.

Compensation Committee Interlocks and Insider Participation

  During fiscal 1998, our compensation committee consisted of Messrs. Listwin and White and Simon Yencken, one of our former directors. Neither Mr. Listwin nor Mr. Yencken were our employees or employees of our subsidiaries during fiscal 1998 or at any time prior to fiscal 1998. Since August 1997, Mr. White has provided consulting services to us. In connection with these consulting services, we paid $314,000 to Mr. White and granted him options to purchase 150,000 shares of our common stock in fiscal 1998. In fiscal 1998, we also granted to Mr. White options to purchase 50,000 shares of common stock for serving as a director. In fiscal 1997, we paid $79,000 to Mr. White and granted him options to purchase 200,000 shares of our common stock for consulting services rendered.

  Mr. Listwin is Executive Vice President of Cisco Systems, Inc. Another of our directors, Mr. Kozel, was an executive officer at Cisco during part of fiscal 1998 and is currently a member of Cisco's board of directors. In March 1999, we granted Cisco a license to embed our TIB/Rendezvous product and multicasting technology in its Internetworking Operating System and Cisco Networking Services for Active Directory, or CNS/AD, products in exchange for a license fee of $1.5 million, plus ongoing maintenance fees of $405,000 annually. The terms of this transaction were the result of arm's-length negotiations between Cisco and us and were approved by a majority of our board of directors, including a majority of our independent and disinterested directors. We believe that the terms of the technology licensing agreement with Cisco are no less favorable to us than we could have negotiated with an unaffiliated third party.

  During fiscal 1998, Mr. Ranadive, our President, Chief Executive Officer and Chairman, served as President, Chief Executive Officer and Chairman of TFT.

Limitation of Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of his or her fiduciary duties as a director, except for liability for:

  . any breach of the duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporate Law; or

  . any transaction from which the director derived an improper personal benefit. See "Description of Capital Stock--Limitation of Liability; Indemnification" beginning on page 63 for a more detailed description of our obligation to indemnify our directors.

  Our bylaws provide that we must indemnify our directors and officers and may indemnify our employees and agents to the fullest extent permitted by Delaware law.

  We have entered into agreements to indemnify our directors and officers in addition to the indemnification provided for in our certificate of incorporation and bylaws. Under these agreements, we are obligated, among other things, to indemnify our directors and officers for attorneys' fees, other expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of us, arising out of such person's services as our director or officer, any subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

  At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                Executive Compensation and Employment Agreements

  The following table sets forth information concerning the compensation received for services rendered to us during fiscal 1998 by our current Chief Executive Officer and our four other most highly compensated executive officers during the year ended November 30, 1998 whose salary and bonus for fiscal 1998 equaled or exceeded $100,000, whom we refer to as the named executive officers. Amounts under the "Bonus" column include bonuses earned in fiscal 1998, but deferred until a later year. In determining the amount of bonuses paid to our named executive officers, the compensation committee considered the financial performance of our company and the performance of the executives as compared to the performance of comparable companies and compensation data from such companies.

                           Summary Compensation Table

                                                      Long-Term
                                     Annual          Compensation
                                  Compensation          Awards
                                -------------------- ------------
                                                      Securities
                                                      Underlying   All Other
 Name and Principal Positions    Salary      Bonus     Options    Compensation
 ----------------------------   --------    -------- ------------ ------------
Vivek Y. Ranadive.............. $455,000(1) $200,000   232,500           --
 President, Chief Executive
 Officer and Director
Paul G. Hansen.................   88,141(2)   40,000   450,000           --
 Executive Vice President and
 Chief Financial Officer
Rajesh U. Mashruwala...........  213,333      85,000    62,500           --
 Executive Vice President,
 Sales and Marketing
Robert P. Stefanski............  159,375(3)   75,000    18,000       41,430(4)
 Executive Vice President,
 General Counsel and Secretary
Richard M. Tavan...............  234,000      66,000    36,000           --
 Executive Vice President,
 Engineering and Operations

--------
(1) We were reimbursed $226,450 of this amount by Reuters for time Mr. Ranadive spent working on matters for TFT.
(2) Mr. Hansen began his employment with us as Executive Vice President and Chief Financial Officer in July 1998. His current salary is $260,000 per year.
(3) Mr. Stefanski began his employment with us as Executive Vice President and General Counsel in March 1998. His current salary is $245,000 per year.
(4) Represents amount reimbursed for relocation expenses.

  The following table sets forth information as to stock options granted to all named executive officers during the fiscal year ended November 30, 1998. These options were granted under our 1996 Stock Option Plan and, unless otherwise indicated, provide for vesting as to 20% of the underlying common stock one year after the date of grant, then ratably over a period of 48 months thereafter. Options were granted at an exercise price equal to 100% of the fair market value of our common stock on the date of grant, as determined by our board of directors. The amounts under "Potential Realizable Value at Assumed Annual Rate of Stock Appreciation for Option Term" represent the hypothetical gains of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the initial public offering price per share of $15.00 for the full ten-year term of the options. The assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.

                       Option Grants in Last Fiscal Year

                                                                           Potential Realizable
                                          Percent                            Value at Assumed
                         Number of        Total                                Annual Rate
                         Securities      Options                          of Stock Appreciation
                         Underlying     Granted to   Exercise                for Option Term
                          Options       Employees    Price Per Expiration ----------------------
          Name           Granted(#)   in Fiscal Year   Share      Date        5%         10%
          ----           ----------   -------------- --------- ---------- ---------- -----------
Vivek Y. Ranadive.......  232,500           5.3%       $1.00    4/01/08   $5,448,266 $ 8,813,177
Paul G. Hansen..........  450,000(1)       10.3         2.60    7/27/08    9,825,030  16,337,745
Rajesh U. Mashruwala....   62,500           1.4         1.00    4/01/08    1,464,588   2,369,131
Robert P. Stefanski.....   18,000(2)        0.4         1.00    4/01/08      421,801     682,310
Richard M. Tavan........   36,000           0.8         1.00    4/01/08      843,602   1,364,620

--------
(1) These options vested as to 37,500 of the underlying shares on the date of grant with the remainder vesting as to 20% of the underlying shares one year after the date of grant then ratably over 48 months thereafter.
(2) Mr. Stefanski also has the right to purchase 80,000 shares of our common stock at a weighted average price per share of $0.72 pursuant to Reuters/TFT Employee Stock Purchase Arrangements described under "Relationship with Reuters and Certain Transactions--Reuters/TFT Employee Stock Purchase Arrangements" on page 58.

  The following table sets forth information with respect to unexercised options held by the named executive officers as of November 30, 1998. Amounts under "Unexercisable" in the table below include unvested options notwithstanding the fact that they are immediately exercisable upon grant because unvested shares are subject to repurchase by us at the original exercise price upon the employee's cessation of service. The amounts under "Value of Unexercised In-the-Money Options" were calculated by determining the difference between the exercise price and the initial public offering price of $15.00 per share.

   Aggregate Stock Option Exercises In Fiscal 1998 and Fiscal Year-End Values

                                                 Number of Securities
                                                      Underlying
                           Shares                 Unexercised Options      Value of Unexercised
                          Acquired               at November 30, 1998      In-the-Money Options
                         on Exercise   Value   ------------------------- -------------------------
          Name           (#) Shares  Realized  Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- --------- ----------- ------------- ----------- -------------
Vivek Y. Ranadive.......      --     $     --   2,944,444     871,389    $42,399,995  $12,455,002
Paul G. Hansen..........   38,461      284,611        --      411,538            --     5,103,071
Rajesh U. Mashruwala....      --           --      48,333     189,167        695,996    2,699,005
Robert P. Stefanski.....   40,000      376,000      5,000     123,000         72,000    1,908,000
Richard M. Tavan........      --           --         --       36,000            --       504,000

  All of our executive officers are employed at-will. However, Mr. Ranadive's employment may only be terminated upon 120 days written notice and Mr. Stefanski's employment may only be terminated upon six months written notice pursuant to agreements entered into with us. All other employees may be terminated without cause upon two weeks written notice or with cause at any time.

  Each of our executive officers is a party to our standard non-disclosure agreement. Under the non-disclosure agreements, for one year following their termination, our employees agree not to solicit any other employee to leave the company. The employees also agree not to disclose any confidential information that they obtained during their employment to any third parties at any time during or subsequent to their employment. In addition, any inventions, discoveries or improvements created by the employees during their employment belong to us.

                                  Stock Plans

TIBCO Software 1996 Stock Option Plan

  Our 1996 Stock Option Plan, as amended and restated, provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, for the grant to employees, officers, directors and consultants of nonstatutory stock options and provides eligible employees with the right to participate in a salary deferral employee stock purchase program, or "ESPP", intended to qualify under Section 423 of the Internal Revenue Code. The amended and restated 1996 plan has been approved by our board of directors and our stockholders. Unless terminated sooner, the 1996 plan will terminate automatically in May of 2009. A total of 15,225,818 shares of common stock has been reserved for issuance pursuant to the 1996 plan, plus annual increases equal to the lesser of (1) 5,000,000 shares, or (2) 3.5% of the outstanding shares on the first day of each fiscal year. An individual may be granted options to purchase a maximum of 750,000 shares of common stock each year, in addition to an option to purchase up to 750,000 shares in connection with that individual's commencement of service. As of August 31, 1999, there were options to purchase 10,003,154 shares of common stock outstanding under the 1996 plan, all of which are exercisable, but 2,223,311 of which would be subject to repurchase by us if exercised on that date. The outstanding options have exercise prices ranging from $0.60 per share to $6.00 per share, and a weighted average exercise price of $2.22 per share.

  The 1996 plan is administered by the compensation committee of our board of directors, which, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, consists of two or more "outside directors" within the meaning of
Section 162(m) of the Internal Revenue Code. The committee has the power to determine the terms of the options granted, including, but not limited to, the participants who will be granted options, the exercise price, the number of shares subject to each option, the exercisability thereof and the form of consideration payable upon such exercise. The board has the authority to amend, suspend or terminate the 1996 plan, subject to shareholder approval when required by applicable law, provided that no such action may adversely affect any share of common stock previously issued and sold or any option previously granted under the 1996 plan.

  Options granted under the 1996 plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1996 plan must generally be exercised within three months of the Optionee's separation of service from us, or within twelve months if such optionee's termination is due to the optionee's death or disability, but in no event later than the expiration of the option's ten year term. The exercise price of all incentive stock options granted under the 1996 plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1996 plan is determined by the committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of the common stock on the date of grant and the term of any incentive stock option must not exceed five years. The term of all other options granted under the 1996 plan may not exceed ten years.

  The 1996 plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. If an option is not assumed or substituted as described in the preceding sentence, each such option shall become fully vested and exercisable, including shares that would not otherwise be vested or exercisable, for a period of 15 days from the date of such notice, and the option will terminate upon the expiration of such period.

  The ESPP permits participants to purchase common stock through payroll deductions of up to 10% of the participant's "compensation". The maximum number of shares a participant may purchase during a single purchase period is 1,000 shares.

  Employees are eligible to participate in the ESPP if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who

  . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted a right to purchase stock under the ESPP.

  The ESPP provides for consecutive, overlapping, twenty-four month offering periods. The offering periods generally start on the first trading day on or after January 1 and July 1 of each year, except for the first such offering period which commenced on the first trading day on or after the effective date of the IPO offering and ends on the last trading day on or before June 30, 2001. Each offering period includes four six-month purchase periods.

  Amounts deducted and accumulated by participants are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the ESPP is generally 85% of the lower of the fair market value of our common stock (1) at the beginning of the offering period or (2) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods.

  Participants may end their participation in the ESPP at any time during an offering period, at which time they will be refunded their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Rights granted pursuant to the ESPP are not transferable by a participant other than by will, or the laws of descent and distribution. The ESPP provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding right may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding rights, the offering period then in progress will be shortened and a new exercise date will be set.

  The board has the authority to amend or terminate the ESPP, except that no such action may adversely affect any outstanding rights to purchase stock under the ESPP. Notwithstanding the previous sentence, the board may terminate an offering period on any exercise date if the board determines that the termination of the offering period is in our best interests and those of our stockholders. Notwithstanding anything to the contrary, the board may in its sole discretion amend the ESPP to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants.

TIBCO Software 1998 Director Option Plan

  Our 1998 Director Option Plan, as amended and restated, provides that each director is eligible to participate in the director plan. The director plan was adopted by our board of directors and stockholders in June 1999. The director plan has a term of ten years from June 1999, but may be terminated sooner by the board. A total of 825,000 shares of our common stock have been reserved for issuance under the director plan. As of August 31, 1999, there were options to purchase 410,000 shares of common stock outstanding under the director plan, 410,000 of which are exercisable. These outstanding options have exercise prices ranging from $1.00 to $9.00 per share and a weighted average exercise price of $4.9634 per share.

  The director plan provides for discretionary grant of options to employee directors and for non-discretionary grants of options to each non-employee director. Beginning on or about October 1, 1999, on January 1, April 1, July 1 and October 1 of each year, each non-employee director will receive automatic option grants of 5,000 shares of common stock. In addition, in June 1999, Reuters was granted an initial option to purchase 150,000 shares of common stock.

  Each option will be fully vested on the date of grant and have a term of 10 years. The exercise price of all options shall be 100% of the fair market value per share of our common stock on the date of grant, generally determined with reference to the closing price of the common stock as reported on the Nasdaq National Market.

  Options granted under the director plan are not generally transferable by the director. However, the option to purchase 150,000 shares held by Reuters may be transferred by Reuters to the Reuters-nominated directors. Options granted under the director plan must generally be exercised within three months of the date that director ceases to be a director or within twelve months if such termination is due to the optionee's death or disability. The option to purchase 150,000 shares of our common stock granted to Reuters under the director plan is not affected by the termination, death or disability of any of the Reuters-nominated directors.

  If it is determined that automatic annual option grants to non-employee directors that are subject to vesting will not result in unfavorable accounting consequences to us, then the director plan will be amended to change the quarterly automatic options grants that are fully vested to automatic annual option grants that are subject to vesting.

               RELATIONSHIP WITH REUTERS AND CERTAIN TRANSACTIONS

Relationship with Reuters

  We are the successor to a portion of the business of Teknekron Software Systems, Inc., which was acquired by Reuters in 1994. Teknekron subsequently changed its name to TIBCO Inc., and in January 1997, we were established as an entity separate from TIBCO Inc. In connection with our formation as a separate entity, we issued and sold 19,000,000 shares of our common stock and 20,000,000 shares of our Series A preferred stock to an affiliate of Reuters for $10.0 million plus the net book value of the assets transferred to us. We were formed to create and market software solutions for use in the integration of business information, processes and applications in all industries outside of the financial services market.

  TIBCO Inc. subsequently changed its name to TIBCO Finance Technology, Inc. and focuses its business on providing TIB-based software and custom solutions to the financial services and insurance industries. Under our license agreement with Reuters, Reuters, through TFT, is the exclusive distributor of our products in the financial services market for a term of five years, subject to the limited exceptions described below.

  As of August 31, 1999, Reuters owned approximately 62.6% of our outstanding shares of common stock, or approximately 53.43% if all of the options under TFT's stock option plan had been exercised, but has agreed to limit its voting rights. See "--Stockholders Agreement" beginning on page 56 for a description of this voting limitation.

Intercompany Agreements

License, Maintenance and Distribution Agreement with Reuters

  On December 31,1996, we entered into a license, maintenance and distribution agreement with Reuters and its wholly-owned subsidiary, TFT. The agreement was amended in May 1999. The license agreement provides for the license of technology and proprietary rights from Reuters to us, the license of technology from us to Reuters, the maintenance of the licensed technology, the right of Reuters to distribute our products and the related distribution fees and limitations on our business in the financial services industry, all as further described below. Reuters may exercise its rights under the license agreement through its affiliates. Revenue from Reuters and TFT under the license, maintenance and distribution agreement, consisting primarily of product fees on sales by TFT of our products to financial services companies, was $0.8 million in fiscal 1997, $3.7 million in fiscal 1998 and $12.7 million in the first nine months of fiscal 1999.

  Ownership of Intellectual Property Used in Our Products. Reuters owns the underlying TIB intellectual property and technology, including the basic publish/subscribe technology, that was in existence on December 31, 1996 and that is incorporated into some of our TIB/ActiveEnterprise products including TIB/Rendezvous, TIB/Hawk and TIB/ETX. We own all technology and related intellectual property rights, including patents, copyrights, trade secrets, trademarks and other similar rights, independently developed by us since our formation on January 1, 1997. This includes both enhancements and improvements to the licensed TIB technology and new technology unrelated to the licensed TIB technology. We also own our trademarks and tradenames, including TIBCO, TIB, The Information Bus and the names of our products. We license these marks back to Reuters royalty-free for use in TFT's trade name and in connection with the sale and marketing of our products and services and those of Reuters.

  Reuters License of the TIB Technology to Us. Under the terms of the license agreement, Reuters granted us a perpetual, royalty-free license to the underlying TIB messaging technology in existence on December 31, 1996 in exchange for a one-time license fee of $10.0 million. The license includes rights to use the TIB technology to develop and maintain products, to provide services to customers relating to the licensed technology, and to sell, sublicense and distribute products utilizing the licensed technology both directly and indirectly.

The license may not be unilaterally terminated, and Reuters may not grant to any non-affiliated third party a license to the TIB technology of substantially the same or broader scope than that granted to us. We may not assign or transfer our rights under the license without the consent of Reuters.

  License of Our Technology to Reuters. Since the effectiveness of the license agreement, we have substantially enhanced and further developed the licensed TIB technology and products. We have also created several new products and new technologies. The license agreement provides Reuters with a perpetual, royalty-free license to use and exploit the technology developed by us through December 2011 internally for the purpose of developing, providing, maintaining and enhancing any Reuters' products or services and through embedding the technology or any technology derived therefrom in Reuters', or any of its affiliates', products or services. Although TFT is not authorized under the license agreement to sell our products to non-financial services customers unless they are embedded into TFT's financial products, Reuters and its other affiliates are authorized to do so.

  Limitations on Our Use of the Licensed Technology in the Financial Services Market. The license agreement prohibits us from using the technology we license from Reuters to create products which contain functionality or features specifically designed for use by financial services companies, or to assist third parties in doing so. Financial services companies include entities engaged in commercial banking, investment banking, insurance and other financial services. Further, subject to the exceptions described below, the license agreement prevents us from selling products and services based on the technology we license from Reuters directly to financial services companies and major competitors of Reuters, and from providing consulting or other services related to such products directly to such companies.

  Exclusive Right of Reuters to Distribute Our Products in the Financial Services Market. Reuters is the preferred distributor of our products in the financial services market, and we have agreed not to appoint any other third party reseller to sell our products principally in this market. In addition, for a term of five years, Reuters has the exclusive right to distribute our products to customers in the financial services market segment, subject to the exceptions described below. During this exclusivity period, and subject to the exceptions described below, we are prevented from providing any products or consulting services to financial services companies, including products and services unrelated to or not incorporating the licensed TIB technology. When Reuters sells licenses to and maintenance contracts for our products, it must pay us 40% of its revenue from such sales, except with respect to products embedded in Reuters or TFT products. However, if Reuters sells licenses to and maintenance contracts for our products through an unaffiliated third-party, then Reuters must pay us 50% of its revenue from such sales. We believe that the product fees paid by Reuters to us reflects commercially reasonable terms.

  Reuters Minimum Guaranteed Product Fees. Reuters must pay us minimum guaranteed product fees of $16 million payable in calendar 1999, $18 million payable in calendar 2000 and $20 million payable in calendar 2001. On an annual basis beginning in 2002, Reuters may elect to extend the payment of minimum guarantees on an annual basis with minimum guarantees of at least $20 million in each of 2002 and 2003 and at least 110% of the prior year's minimum guaranteed product fees in each year thereafter. If Reuters does not extend the payment of minimum guarantees, the restrictions against our direct sales to financial services customers will be removed with respect to our non-financial software products that are sold as an off-the-shelf, stand-alone product pursuant to an industry standard shrink wrap or click wrap license and that are intended by us to be used by the end-user without the requirement for additional customization, or consulting services, which we call commodity products, and the product fee rate Reuters must pay will decrease to 35%. We believe that the product fee rate paid by Reuters to us reflects commercially reasonable terms.

  Adjustment of Reuters Products Fees. If the license agreement is materially breached by us, or if the financial services market restrictions or exclusive distribution terms are determined to be invalid by a court, or if after the expiration of our exclusive distribution relationship with Reuters we sell products or provide services directly to companies in the financial services market, Reuters may elect to cease paying minimum guaranteed product fees and the product fee rates paid to us by Reuters will decrease to 30%. In addition, in the event we materially breach the license agreement, we thereafter will be prohibited from selling or distributing to financial services companies commodity products, or, after the expiration of the five-year exclusive distribution relationship with Reuters, Commodity Products that are based on the technology we license from Reuters, even though Reuters no longer pays us minimum guaranteed product fees.

  Exceptions Permitting Us to Sell Directly to Financial Services Companies. We are permitted under the license agreement to license our TIBCO.net Internet/Intranet hosting services directly to all customers, including financial services market customers. We must pay Reuters a fee equal to 10% of our revenue from the sale of TIBCO.net services to financial services market customers. We have agreed in the license agreement that we will not include as part of the TIBCO.net Internet/Intranet hosting services any products specifically designed for use by financial services companies or services that use such products, except that we may include software for hosting stock quotes and other financial market data in the hosting services.

  In addition, we have an agreement with Cedel Global Services providing for an enterprise license to all of our products and for consulting and development services. Cedel provides settlement and clearing technology and services to banks in Europe and other countries. The Cedel agreement was assigned to us by TFT in consideration for our assumption of the obligations of TFT under the agreement. The Cedel agreement is deemed to be an exception from the restrictions on the sale of our products and services to financial services market customers.

  Finally, if we acquire a company that sells products or services to financial services companies, we can continue to provide such products and services to such companies after the acquisition. We are prohibited, however, from providing the acquired company's products or services to financial services companies with any of our products that are based on the licensed TIB technology.

  Exceptions Permitting Us to Use Third Party Distributors in the Financial Services Market. Although Reuters is our exclusive distributor in the financial services market, we are permitted under the license agreement to use other distributors and resellers to distribute and sell our products to financial services market customers, provided that we do not appoint these distributors to sell primarily into the financial services market. When we realize revenue from sales by our third-party distributors of our products to financial services companies, we must pay Reuters 50% of such revenue. Our third party distributors may also provide substantial consulting services in connection with the sale of our products. We have agreed to assist Reuters in establishing distribution relationships directly with any of our third-party distributors that sell our products in the financial services market. We are not required to pay any product fees to Reuters on sales of our products in the financial services market by original equipment manufacturers who have embedded or bundled our products with their own.

  Our Obligation to Provide Maintenance Services for Reuters and its Customers. We have agreed to provide maintenance and support to Reuters for its customers that acquire our products and have purchased maintenance. Reuters must pay us a fee for maintenance of our products at the same rate it pays on sales of our products. So long as Reuters is required to pay us a minimum guarantee, we must maintain, at no charge to Reuters, at least ten full-time employees for maintenance, marketing and technical support for our products sold by Reuters.

  The terms of the License Agreement were the result of negotiations between Reuters, TFT and us and were approved by a majority of our board of directors, including a majority of our independent and disinterested directors.

Stockholders Agreement

  We entered into an amended and restated stockholders agreement with Reuters, Cisco Systems, Mayfield and Vivek Ranadive on July 13, 1999.

  Reuters Voting Limitations. Under the stockholders agreement, Reuters agreed to limit its right to vote its shares of our stock such that the votes cast by Reuters will not represent more than 49% of the total votes eligible to be cast in any matter submitted to a vote of our stockholders. In accordance with the terms of the stockholders agreement, any shares held by Reuters that exceed 49% of our outstanding stock will be voted by us in the same proportion as all shares held by stockholders other than Reuters.

  Reuters Right to Nominate Directors. Reuters has the right under the stockholders agreement to nominate three of our nine directors so long as it holds 40% or more of our outstanding shares of voting stock. If Reuters holds less than 40% but at least 25% of our voting shares, Reuters will have the right to nominate two directors. If Reuters holds less than 25% but at least 10% of our issued and outstanding voting shares, Reuters will have the right to nominate one director. If the total number of our directors is increased, Reuters will have the right to nominate the lowest number of directors such that Reuters-nominated directors constitute at least that portion of our board of directors that Reuters could have nominated under the foregoing rights if our board consisted of nine directors. So long as Reuters has the right to nominate at least one director, we have agreed that Reuters will also have the right to nominate one member of our compensation committee.

  Reuters Right to Approve Fundamental Decisions. In addition, under the stockholders agreement, so long as Reuters owns 30% or more of our voting shares, we will be required to obtain the consent of Reuters in order to consummate any of the following transactions:

  . The issuance of our equity securities or securities convertible into, exchangeable for, or options or rights to acquire our equity securities in any calendar year in excess of 5% of our outstanding capital stock on December 31 of the prior year, or in any three-year period in excess of 10% of our outstanding capital stock at the beginning of the period. This limitation will not apply to securities issued under our equity compensation plans or securities issued in acquisitions permitted under the stockholders agreement without the consent of Reuters.

  . Any merger, consolidation, share exchange, any sale, lease, exchange or other dissolution of all or any substantial part of our assets.

  . Any acquisition by us, whether by merger, stock purchase, asset purchase or otherwise, of any business or entity where the value of the acquisition is in excess of either 15% of our market capitalization or 15% of our total revenues in the last four, full fiscal quarters, provided that in each case such amount exceeds $75 million.

  Registration Rights. Under the stockholders agreement, the holders of 45,710,152 shares of common stock as of May 31, 1999 or their permitted transferees are entitled to rights with respect to registration of all of their shares under the Securities Act. Because these shares can be registered under the stockholders agreement, we call them registrable securities. Under these registration rights, beginning nine months following the closing of the IPO, certain holders of a majority of the then outstanding registrable securities may require that we register their shares for public resale, provided that the anticipated aggregate offering price of the securities to be registered is at least $10 million (a "demand registration"). We are not obligated to register these shares after we have effected two such demand registrations. However, Reuters is entitled to six additional demand registrations for its shares of our common stock beginning six months after the IPO, provided that the anticipated aggregate offering price of the securities to be registered is at least $25 million and provided further that we are not required to effect more than one such registration during each six-month period.

  Additionally, holders of a majority of the then outstanding registrable securities may require us to register their shares for public resale on Form S-3 or similar short-form registration statement, provided that we are not obligated to effect more than one such registration in any twelve month period and provided further that the anticipated aggregate offering price of the securities to be registered is at least $5.0 million. We will be responsible for all expenses in connection with the first two demand registrations, the first four additional demand registrations of Reuters and the first two registrations on Form S-3 or similar short form registration statement (other than underwriting discounts and commissions).

  Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering for cash for our own account or for the account of Reuters, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the right of the managing underwriter to reduce the number of shares proposed to be registered in view of market conditions. We will be responsible for all expenses, other than underwriting discounts and commissions, in connection with any such registration. All registration rights provided to holders of registrable securities will terminate upon the date ten years after the consummation of the IPO, or at such time holder is entitled to sell all of its shares in any three months period under Rule 144 under the Securities Act.

  We have also agreed to cooperate in effecting the registration on an appropriate form of shares of our common stock sold by Reuters to TFT employees and consultants upon the exercise by such employees and consultants of purchase rights granted to them by Reuters. We have agreed to pay all expenses, other than any underwriting discounts and commissions, in connection with any such registration. See "--Reuters /TFT Employee Stock Purchase Agreements" on page 58 for a description of these rights.

  Reuters Information Rights. We are required under the stockholders agreement to deliver monthly, quarterly and annual financial statements and quarterly and annual operating budgets and projections to Reuters so long as Reuters holds 20% or more of our voting shares. We are also required to use our best efforts to allow the independent accountants of Reuters to have access to our audit work papers and to assist in any review undertaken by our independent accountants, and if such access is denied, we are required to reimburse Reuters for the costs of any extra audit work undertaken by Reuters.

  Amendment and Termination of Reuters Voting Limitations, Reuters Right to Approve Certain Fundamental Decisions and Reuters Right to Nominate Directors. The provisions of the stockholders agreement relating to the agreement of Reuters to limit its right to vote our shares may not be amended by any party and will automatically terminate once Reuters beneficially owns less than a 49% of our outstanding common stock. The provisions of the stockholders agreement relating to the right of Reuters to approve major issuances of equity securities, mergers and acquisitions can only be amended with the consent of Reuters so long as Reuters holds at least 30% of our outstanding common stock. Additionally, the provisions relating to the right of Reuters to nominate directors can only be amended with the consent of Reuters so long as Reuters holds at least 10% of our common stock.

  The terms of the stockholders agreement were the result of negotiations between the parties thereto and were approved by a majority of our board of directors, including a majority of our independent and disinterested directors.

Intercompany Services

  We have agreed with TFT that TFT will provide us with operating and administrative services for a transition period after the IPO offering. These services include network and information technology infrastructure support, facilities support and human resources support. These services are generally those that TFT had been providing before TFT moved into its new corporate headquarters at 3375 Hillview Avenue, Palo Alto. Our agreement with TFT includes service levels based on our past practice with TFT. We have a right to request that TFT continue to provide these services through the first quarter of 2000, but would anticipate that the need for many of such services will diminish during calendar year 1999. We recorded expenses of $1.9 million in fiscal 1997 and $2.9 million in fiscal 1998 for administrative and various other services provided to us by TFT. In addition, we incurred rent expense of $1.4 million in fiscal 1997 and $1.6 million in fiscal 1998 relating to our sub-lease of office space from TFT and our rental of certain furniture and fixtures from TFT.

  We and TFT have also agreed to participate with each other in disaster recovery and Year 2000 contingency planning and to cooperate in other efforts intended to assure an orderly transition. In the event that we and TFT have inadvertently failed to specify a service that was being previously performed by TFT for us, we have preserved the ability to include that additional service in our agreement. We believe that total fees payable by us through the end of calendar 1999 under our agreement with TFT will be less than $1.0 million.

  We believe that the terms of the intercompany services provided by TFT are on terms no less favorable to us than we could have negotiated with an unaffiliated third party.

TFT Stock Option Plan

  The TFT Option Plan relates to an aggregate of up to 6,750,000 shares of TIBCO Software common stock held by Reuters. Rights to purchase 5,346,532 shares of our common stock from Reuters remained outstanding as of August 31, 1999. Upon exercise of one of these rights, Reuters is required to transfer shares of our common stock owned by it to the employee or consultant, thereby reducing Reuters' ownership of our common stock. We are not required to issue any shares of our common stock and do not receive any proceeds when one of these rights is exercised. If rights to purchase 5,346,532 shares of our common stock were exercised, Reuters' percentage ownership of our common stock would decrease from 62.6% to 53.43%.

Transactions with Cisco Systems

  In March 1999, we granted Cisco a three-year license to embed our TIB/Rendezvous product and multicasting technology in its Internetworking Operating System and Cisco Networking Services for Active Directory, or CNS/AD, products in exchange for a license fee of $1.5 million, plus ongoing maintenance fees of $405,000 annually. The terms of this transaction were the result of arm's-length negotiations between Cisco and us and were approved by a majority of our board of directors, including a majority of our independent and disinterested directors. We believe that the terms of the technology licensing agreement with Cisco are no less favorable to us than we could have negotiated with an unaffiliated third party.

Other Transactions

  Since August 1997, Mr. White, one of our directors, has provided consulting services to us. In connection with these consulting services, we paid $314,000 to Mr. White and granted him options to purchase 150,000 shares of our common stock in fiscal 1998. In addition, we granted to Mr. White options to purchase 50,000 shares of common stock for serving as a director. In fiscal 1997, we paid $79,000 to Mr. White and granted him options to purchase 200,000 shares of our common stock for consulting services rendered. The compensation expense related to these consulting services is based upon the fair value of the underlying common shares at the end of each financial reporting period.

  In June 1999, we granted to Reuters an option to purchase 150,000 shares of our common stock under our director stock option plan. This option vested immediately upon grant, has an exercise price of $6.00 per share and may be transferred by Reuters to the Reuters-nominated directors. The option is not affected by the termination, death or disability of any of the Reuters-nominated directors.

  We agreed to reimburse Reuters for $2.1 million of expenses incurred by it in connection with the IPO.

  Since our formation, we have from time to time entered into arrangements with TFT regarding the sharing of employees on various customer projects. For services we provided to TFT under these arrangements, we recognized revenue of approximately $4.0 million in fiscal 1997 and $2.2 million in fiscal 1998. For services TFT provided to us under these arrangements, we recorded expenses of approximately $1.6 million in fiscal 1997 and $5.8 million in fiscal 1998.

  We engage the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, to handle legal matters. Larry W. Sonsini, one of our directors, is a member of Wilson Sonsini. Our payments to Wilson Sonsini did not exceed five percent of Wilson Sonsini's gross revenues in its last fiscal year.

  All future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates will be approved by a majority of our Board of Directors, including a majority of the independent and disinterested directors, and these transactions will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


  The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 30, 1999, of:

  . each person or entity who is known by us to beneficially own five percent or more of the outstanding shares of our common stock,

  . each director,

  . our chief executive officer and our four other most highly compensated executive officers during fiscal 1999, and

  . all of our directors and executive officers as a group.

  Selling stockholders who have purchased options granted under TFT's stock option plan are listed in Appendix A.

  Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 30, 1999 are deemed outstanding.

  Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. In computing the number of shares beneficially owned by a person, shares of common stock that are subject to our right of repurchase at the original exercise price paid per share, or such shares that are subject to exercisable but unvested options, are not included. Unvested options are immediately exercisable upon grant, provided that upon the optionee's cessation of service, any unvested shares are subject to repurchase by us at the original exercise price paid per share.

  The address of each individual listed in the table is TIBCO Software Inc., 3165 Porter Drive, Palo Alto, CA 94304. As of November 30, 1999, we had 607 stockholders of record and 60,404,959 shares of our common stock outstanding. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has had sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

                                                          Shares
                                                       Beneficially Percent of
                         Name                             Owned     Ownership
                         ----                          ------------ ----------
Reuters Group PLC and related entities (1)
 85 Fleet Street
 London, EC4P 4AJ.....................................  37,767,312    58.61%
Cisco Systems, Inc.
 170 West Tasman Drive
 San Jose, CA 95134...................................   4,365,000     6.77
Mayfield Fund (2)
 2800 Sand Hill Road
 Menlo Park, CA 94025.................................   2,861,316     4.44
Vivek Y. Ranadive (3).................................   4,141,374     6.43
Paul G. Hansen (4)....................................     156,018       *
Robert P. Stefanski (5)...............................     112,049       *
Richard M. Tavan (6)..................................     184,399       *
Rajesh U. Mashruwala (7)..............................     121,874       *
Douglas M. Atkin......................................          --       *
Yogen K. Dalal (8)....................................   2,877,982     4.47
Edward R. Kozel (9)...................................   4,398,334     6.82
Donald J. Listwin (10)................................   4,381,667     6.80
Larry W. Sonsini (11).................................      33,333       *
John G. Taysom........................................          --       *
Phillip E. White (12).................................     175,830       *
Philip K. Wood .......................................          --       *
All directors and executive officers as a group
 (15 persons) (13)....................................  16,668,734    25.91

--------
  *  Less than one percent.
 (1) Represents shares held by Reuters Nederland B.V. Includes 4,722,790 shares reserved for sale to employees and consultants of TFT pursuant to the exercise by such employees and consultants of purchase rights granted or to be granted to them by Reuters. Subsequent to May 31, 1999, we granted Reuters an option to purchase 150,000 shares of our common stock under our director stock option plan. Reuters has agreed to limit its voting power such that the votes cast by Reuters will not represent more than 49% of the total votes eligible to be cast in any matter submitted to a vote of our stockholders.
 (2) Includes 2,718,250 shares held by Mayfield IX and 143,066 shares held by Mayfield Associates Fund III.
 (3) Includes 3,629,708 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 65,000 shares subject to our right of repurchase and 99,375 shares that are subject to options that are unvested but exercisable within 60 days of November 30, 1999.
 (4) Includes 115,230 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 673 shares subject to our right of repurchase and 333,807 shares that are subject to options that are unvested but exercisable within 60 days of November 30, 1999.
 (5) Includes 42,549 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 127,950 shares that are subject to options that are unvested but exercisable within 60 days of November 30, 1999.
 (6) Includes 11,000 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 120,000 shares subject to our right of repurchase and 37,400 shares subject to options that are unvested but exercisable within 60 days of November 30, 1999.
 (7) Includes 20,000 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 170,624 shares subject to our right of repurchase exercisable within 60 days of November 30, 1999.
 (8) Includes 16,667 shares subject to options exercisable within 60 days of November 30, 1999. Also includes 2,718,250 shares held by Mayfield IX and 143,066 shares held by Mayfield Associates Fund III. Mr. Dalal disclaims beneficial ownership of all shares except to the extent of his pecuniary interest in the partnerships.
 (9) Includes 33,333 shares subject to options exercisable within 60 days of November 30, 1999. Also includes 4,365,000 shares held by Cisco Systems, Inc. Mr. Kozel, one of our directors, is a member of the board of directors of Cisco Systems and disclaims beneficial ownership of all shares held by Cisco Systems.
(10) Includes 16,667 shares subject to options exercisable within 60 days of November 30, 1999. Also includes 4,365,000 shares held by Cisco Systems, Inc. Mr. Listwin, one of our directors, is an executive officer of Cisco Systems and disclaims beneficial ownership of all shares held by Cisco Systems.
(11) Includes 33,333 shares subject to options exercisable within 60 days of November 30, 1999.
(12) Includes 68,599 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 92,896 shares subject to our right of repurchase and 146,592 shares subject to options that are unvested but exercisable with 60 days of November 30, 1999.
(13) Includes 3,932,723 shares subject to options exercisable within 60 days of November 30, 1999. Excludes 418,644 shares subject to our right of repurchase and 952,518 options that are unvested but exercisable within 60 days of November 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

  Pursuant to our Certificate of Incorporation, we have authority to issue 300,000,000 shares of common stock, and 25,000,000 shares of preferred stock, par value $0.001 per share.

  Set forth below is a description of our common stock and the preferred stock that may be issued under our Certificate of Incorporation.

                                  Common Stock

  The holders of our common stock other than Reuters are entitled to one vote per share on all matters to be voted upon by the stockholders. Reuters has agreed that it will limit its right to vote its shares of our common stock so that the votes cast by Reuters will not represent more than 49% of the total votes eligible to be cast in any matter submitted to a vote of our stockholders. The holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. We have never declared dividends in the past and do not intend to do so in the foreseeable future. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding, if any. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

                                Preferred Stock

  Our Certificate of Incorporation authorizes 25,000,000 shares of undesignated preferred stock, although no shares are outstanding. Our board of directors has the authority to issue preferred stock in one or more series and to establish the rights, preferences, privileges and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Our board of directors will have the authority, without approval of the stockholders other than Reuters as provided in the stockholders agreement, to issue preferred stock that has voting and conversion rights superior to the common stock which may affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control. We have no plans to issue any shares of preferred stock.

      Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is

  . the owner of 15% or more of the outstanding voting stock of the corporation,

  . an affiliate or associate of that corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date, and

  . an affiliate or associate of the persons described above.

Section 203 of the Delaware General Corporation Law may make it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by
Section 203, effective 12 months after adoption. Neither our Certificate of Incorporation nor our Bylaws exempt us from the restrictions imposed under
Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

  So long as Reuters owns at least 30% of our outstanding voting shares, we will be required to obtain its consent in order to consummate certain significant corporate transactions, including equity issuances, mergers, consolidations, sales of assets or certain acquisitions. See "Relationship with Reuters and Certain Transactions--Intercompany Agreements--Stockholders Agreement" beginning on page 56.

  Annual meetings of stockholders shall be held to elect our board of directors and transact such other business as may be properly brought before the meeting. Special meetings of stockholders may be called by the Chairman, the President, any vice president or any one member of the board of directors. Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of the stockholders. In addition, our Certificate of Incorporation and Bylaws provide for an advance notice procedure for nomination by stockholders of candidates for election of directors as well as other stockholder proposals to be considered at annual stockholders' meetings.

  Our Certificate of Incorporation may be amended with the approval of a majority of the board of directors and the holders of a majority of our outstanding voting securities.

  The number of directors shall be fixed by resolution of the board of directors. The size of the board of directors is currently fixed at nine members. Reuters has the right under a stockholders agreement to nominate three of our nine directors so long as it holds 40% or more of our outstanding shares of voting stock. If Reuters holds less than 40% but at least 25% of our voting shares, Reuters will have the right to nominate two directors. If Reuters holds less than 25% but at least 10% of the issued and outstanding voting shares, Reuters will have the right to nominate one director. If the total number of our directors is increased, pursuant to the stockholders agreement, Reuters will have the right to nominate the lowest number of directors such that Reuters-nominated directors constitute at least that portion of our board of directors that Reuters could have nominated under the foregoing rights if our board consisted of nine directors.

  Our directors shall be elected at the annual meeting of the stockholders, except for filling vacancies. Directors may be removed with the approval of the holders of a majority of the voting power present and entitled to vote at a meeting of stockholders. Vacancies and newly-created directorships resulting from any increase in the number of directors may, subject to the right of Reuters to nominate directors as described above, be filled by a majority of the directors then in office (although less than a quorum of the full board), a sole remaining director, or the holders of a majority of the voting power present and entitled to vote at a meeting of stockholders.

  The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally shall constitute a quorum for stockholder action at any meeting.

                    Limitation of Liability; Indemnification

  Our Certificate of Incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including

  . for any breach of the director's duty of loyalty to us or our stockholders,

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  . under Section 174 of the Delaware General Corporation Law, or

  . for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our Bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

                          Transfer Agent and Registrar

  The Transfer Agent and Registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the IPO offering, there was no public market for our common stock. We cannot predict the effect, if any, that sales of shares of the common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of a significant number of shares of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

  As of July 15, 1999, we had 59,843,519 shares of common stock outstanding. The 8,395,000 shares of common stock sold in the IPO and, subject to the lock-up agreements described below, the 766,667 shares of common stock sold in the concurrent offerings to Yahoo and Sun Microsystems, along with the 6,750,000 shares that may be sold in this offering, are freely tradeable without restriction under the Securities Act, except for shares purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act. The remaining 50,681,852 shares of common stock held by existing stockholders are "restricted shares", as that term is defined in Rule 144, of which 2,142,500 were issued upon the exercise of options and remain subject to our right of repurchase at the original purchase price upon the employee's cessation of service. Of these restricted shares, approximately 1,905,631 shares will become eligible for sale in the public market at various times during the 180 days following July 15, 1999 and approximately 48,776,221 shares will become eligible for sale at various times after 180 days from the July 15, 1999. The holders of 45,710,152 of these are entitled to rights with respect to registration of these shares as more fully described under "Relationship with Reuters and Certain Transactions" beginning on page 53.

  In general, under Rule 144 as currently in effect, holders of restricted securities who have beneficially owned these securities for at least one year will be entitled to sell a number of shares of common stock within any three-month period equal to the greater of (1) 1% of the then outstanding shares of the common stock, which is approximately 590,000 share, or (2) the average weekly reported volume of trading of the common stock on The Nasdaq National Market during the four calendar weeks preceding such sale. Additionally, these "sales" are subject to manner of sale and notice requirements and requirements as to the availability of current public information concerning the company.

  As of August 31, 1999, there were vested options to purchase approximately 4,539,324 shares of common stock outstanding. In addition, TFT employees and consultants hold vested rights to purchase approximately 690,376 shares of our common stock from Reuters, and have purchased 1,208,142 shares of our common stock from Reuters upon the exercise of such rights. In October 1999 we filed a registration statement on Form S-8 covering all options granted under our 1996 Stock Option Plan. Shares of common stock registered under the S-8 and this registration statement are, subject to rule 144 volume limitations applicable to affiliates, available for sale in the open market, except where such shares are subject to vesting restrictions with us or the lock-up agreements described below. See "Management--Stock Plans" beginning on page 50 for a description of these plans.

  In connection with the IPO and concurrent offerings, each of TIBCO Software, Cisco, Mayfield, Reuters and its affiliates, Yahoo!, Sun Microsystems, executive officers, directors and employees of our company and employees of TFT that own 15,000 or more shares of our common stock has agreed that, without the prior written consent of the representatives of the IPO underwriters, during the period ending 180 days after the date of the IPO prospectus, it will not directly or indirectly offer, sell, contract to sell or otherwise dispose of, any shares of common stock or any securities substantially similar to our common stock, including but not limited to any securities convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities.

  The above restrictions do not apply to the following:


  . the issuance by us of options to purchase common stock pursuant to our existing stock option plan, or the issuance by us of shares of common stock upon the exercise of any option granted under our existing stock option plan;

  . the sale by TFT of shares pursuant to this offering;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of the IPO offering; and

  . with respect to individuals, transfers by gift, will or intestate succession; with respect to partnerships, transfers to partners; with respect to trusts, transfers to beneficiaries; and with respect to corporations, transfers to stockholders and majority-owned subsidiaries; provided that in each case the transferee agrees to be bound by the agreement imposing a similar lock-up 180-day restriction.

                              PLAN OF DISTRIBUTION


  This prospectus covers shares of our common stock to be sold by TFT to its employees and consultants upon the exercise of options granted under TFT's stock option plan. This prospectus also covers shares of our common stock previously sold by TFT to its employees and consultants upon the exercise of options and permits the resale by them as selling stockholders. We will not receive any proceeds from the sale of shares by TFT or the selling stockholders.

  The shares to be sold by TFT to its employees and consultants pursuant to its stock option plan will be sold at pre-determined prices in accordance with the related stock option agreements entered into between TFT and such employees and consultants. TFT has the right to obtain such shares from Reuters Nederland B.V. pursuant to a Stock Contribution Agreement between the parties.

  Some of the selling stockholders who hold a minimum of 15,000 shares of our common stock have agreed not to offer or sell their shares for 180 days following the date of the IPO prospectus.

  The shares to be sold by the selling stockholders will be sold at market prices either directly to purchasers or through dealers or agents, which may receive compensation in the form of commissions from the selling stockholders and/or the purchasers for whom they act as a dealer or agent.

  The selling stockholders and any dealers or agents that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any profits and commissions or discounts received by them may be considered to be underwriting compensation under the Securities Act. The selling stockholders may also dispose of shares by writing options on the shares or by settling short sales of the shares. The selling stockholders may sell shares of our common stock from time to time at varying prices determined at the time of sale. They may also sell shares of our common stock pursuant to Rule 144 under the Securities Act.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered by TFT and the selling stockholders will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Larry W. Sonsini, a member of Wilson Sonsini, is one of our directors. As of May 31, 1999, Mr. Sonsini beneficially owned 33,333 shares of our common stock.

                                    EXPERTS

  The financial statements of TIBCO Software Inc. as of November 30, 1997 and 1998 and for year ended December 31, 1996, the eleven months ended November 30, 1997 and the year ended November 30, 1998 and the financial statements of InConcert, Inc. as of December 31, 1997 and 1998 and for the years then ended, included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

  We have filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. All contracts that are material to the registrant, and all the material terms of these contracts, have been disclosed in this prospectus. However, statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the Commission's regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operations of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                                   APPENDIX A

                              Selling Stockholders

  The following table sets forth the names of the selling stockholders and the number and percentage of shares of our common stock beneficially owned by each of the selling stockholders as of December 20, 1999. All selling stockholders are current or former TFT employees. The number of shares in the following table represents the number of shares of common stock the person holds plus the number of shares underlying options to purchase common stock held by the person. There are 6,750,000 shares authorized under TFT's stock option plan. 4,631,899 shares are reserved for sale to employees and consultants pursuant to their exercise of purchase rights granted or to be granted to them by TFT as of December 20, 1999. Assuming the exercise of all of the reserved options, ownership by Reuters will decrease from 62.6% to 53.3%.

                                               Number of   Percentage  Number of
                                                 Shares        of       Shares
                                              Beneficially   Shares     Offered
Selling Stockholders                             Owned     Outstanding  Hereby
--------------------                          ------------ ----------- ---------
Bittman, Thomas .............................     8,500         *         8,500
Bruell, Ansgar ..............................    17,500         *        17,500
Cheung, Freddie Kam..........................     5,333         *         5,333
Chi, Maurice ................................    12,500         *        12,500
Chien, Edward ...............................     6,875         *         6,875
Convey, Michael .............................    22,500         *        22,500
Coslett, Peter ..............................    12,500         *        12,500
Duran, Randy ................................    48,500         *        48,500
Dwyer, William ..............................    15,000         *        15,000
Eckroth, James...............................    13,500         *        13,500
Erhili, Laurence.............................     7,500         *         7,500
Fenick, William..............................     5,250         *         5,250
Focken, Richard..............................    19,583         *        19,583
Kershaw, Ian.................................    25,000         *        25,000
Ladipo, Jonathan.............................     9,000         *         9,000
Maiuolo, Antonio.............................    11,000         *        11,000
McMahon, John................................     8,500         *         8,500
Momtaz, Cameron..............................    11,000         *        11,000
Murphy, Lynne................................     5,751         *         5,751
Saed, Delgir.................................     9,000         *         9,000
Sandrini, Jerome.............................    25,000         *        25,000
Siegler, Norman..............................     5,000         *         5,000
Suzuki, Hiroyuki.............................     5,500         *         5,500
                                                -------                 -------
Totals.......................................   309,792                 309,792
                                                =======                 =======

--------
*Less than one percent.

                              TIBCO SOFTWARE INC.

                         INDEX TO FINANCIAL STATEMENTS

TIBCO Software Inc.
-------------------

Report of Independent Accountants.........................................  F-2
Balance Sheet.............................................................  F-3
Statement of Operations...................................................  F-4
Statement of Stockholders' Equity/Owner's Net Investment (Liability)......  F-5
Statement of Cash Flows...................................................  F-6
Notes to Financial Statements.............................................  F-7
Unaudited Pro Forma Combined Financial Information........................ F-24

InConcert, Inc.
---------------

Report of Independent Accountants.......................................... F-30
Balance Sheet.............................................................. F-31
Statement of Operations.................................................... F-32
Statement of Stockholders' Equity (Deficit)................................ F-33
Statement of Cash Flows.................................................... F-34
Notes to Financial Statements.............................................. F-35

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of TIBCO Software Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity/owner's net investment (liability) and of cash flows present fairly, in all material respects, the financial position of TIBCO Software Inc. (See Note 1) at November 30, 1997 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1996, eleven months ended November 30, 1997, and the year ended November 30, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 23, 1999, except for Note 10,
which is as of November 4, 1999

                              TIBCO SOFTWARE INC.

                                 BALANCE SHEET
                     (in thousands, except per share data)

                                                   November 30,
                                                 -----------------  August 31,
                                                  1997      1998       1999
                                                 -------  --------  -----------
                                                                    (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents...................... $ 8,059  $    547   $ 16,344
 Deposits held by Reuters.......................  10,259    15,423        --
 Short-term investments.........................     --        --     110,326
 Accounts receivable, net of allowances $2,668,
  $1,694, and $1,858, respectively..............   7,238    13,234     23,426
 Due from related parties.......................   3,192     1,829      2,799
 Other current assets...........................     299     1,853      2,743
                                                 -------  --------   --------
  Total current assets..........................  29,047    32,886    155,638
Property and equipment, net.....................   1,254     3,171      9,893
Other assets....................................     745       232        797
                                                 -------  --------   --------
                                                 $31,046  $ 36,289   $166,328
                                                 =======  ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable............................... $   950  $  3,190   $  5,535
 Accrued liabilities............................   6,216     7,834     14,157
 Deferred revenue...............................   6,713     3,561      5,972
                                                 -------  --------   --------
  Total current liabilities.....................  13,879    14,585     25,664
                                                 -------  --------   --------
Commitments (Note 7)
Stockholders' equity:
 Preferred Stock................................      24        27        --
 Common Stock, $0.001 par value; 100,000 shares
  authorized; 20,668, 22,377 and 60,361 shares
  issued and outstanding in 1997, 1998 and 1999
  ..............................................      21        22         60
 Additional paid-in capital.....................  26,552    46,499    181,053
 Unearned compensation..........................  (4,767)   (7,230)    (9,881)
 Accumulated other comprehensive loss...........     --        --         (66)
 Accumulated deficit............................  (4,663)  (17,614)   (30,502)
                                                 -------  --------   --------
  Total stockholders' equity....................  17,167    21,704    140,664
                                                 -------  --------   --------
                                                 $31,046  $ 36,289   $166,328
                                                 =======  ========   ========


   The accompanying notes are an integral part of these financial statements.

                              TIBCO SOFTWARE INC.

                            STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                         Eleven
                                         Months                 Nine Months Ended
                          Year Ended     Ended      Year Ended      August 31,
                         December 31, November 30, November 30, -------------------
                             1996         1997         1998       1998      1999
                         ------------ ------------ ------------ --------  ---------
                                                                   (unaudited)
License revenue:
 Non-related parties....   $ 6,066      $ 6,062      $ 14,511   $  8,995  $  22,906
 Related parties........       --           157         2,984      2,205     12,308
                           -------      -------      --------   --------  ---------
  Total license
   revenue..............     6,066        6,219        17,495     11,200     35,214
                           -------      -------      --------   --------  ---------
Service and maintenance
 revenue:
 Non-related parties....    13,417       19,648        30,577     21,834     25,567
 Related parties........    10,832        9,407         4,685      2,692      2,326
                           -------      -------      --------   --------  ---------
  Total service and
   maintenance revenue..    24,249       29,055        35,262     24,526     27,893
                           -------      -------      --------   --------  ---------
   Total revenue........    30,315       35,274        52,757     35,726     63,107
                           -------      -------      --------   --------  ---------
Cost of revenue:
 Cost of license
  revenue...............     3,668          366           984        731      2,051
 Cost of service and
  maintenance revenue...    15,938       15,481        26,698     18,988     23,927
                           -------      -------      --------   --------  ---------
Total cost of revenue...    19,606       15,847        27,682     19,719     25,978
                           -------      -------      --------   --------  ---------
Gross profit............    10,709       19,427        25,075     16,007     37,129
                           -------      -------      --------   --------  ---------
Operating expenses:
 Research and
  development...........     6,576        9,385        14,787     10,107     18,943
 Sales and marketing....     2,949        7,008        15,242     10,416     21,022
 General and
  administrative........     2,077        3,565         4,025      2,592      5,291
 Stock and other
  compensation..........     2,196        4,672         5,064      3,535      5,429
                           -------      -------      --------   --------  ---------
  Total operating
   expenses.............    13,798       24,630        39,118     26,650     50,685
                           -------      -------      --------   --------  ---------
Loss from operations....    (3,089)      (5,203)      (14,043)   (10,643)   (13,556)
                           -------      -------      --------   --------  ---------
Other income (expense),
 net:
 Interest income
  (expense), net........    (1,518)         527         1,394      1,113      1,040
 Other income (expense),
  net...................       (33)          13          (302)      (228)      (372)
                           -------      -------      --------   --------  ---------
  Total other income
   (expense), net.......    (1,551)         540         1,092        885        668
                           -------      -------      --------   --------  ---------
Net loss................   $(4,640)     $(4,663)     $(12,951)  $ (9,758) $ (12,888)
                           =======      =======      ========   ========  =========
Net loss per share:
  Basic and diluted.....                $ (0.24)     $  (0.65)  $  (0.50) $   (0.49)
                                        =======      ========   ========  =========
  Weighted average
   shares...............                 19,202        20,011     19,653     26,511
                                        =======      ========   ========  =========
Pro forma net loss per
 share:
  Basic and diluted
   (unaudited)..........                             $  (0.28)            $   (0.26)
                                                     ========             =========
  Weighted average
   shares (unaudited)...                               47,002                49,748
                                                     ========             =========

   The accompanying notes are an integral part of these financial statements.

                              TIBCO SOFTWARE INC.

     STATEMENT OF STOCKHOLDERS' EQUITY/OWNER'S NET INVESTMENT (LIABILITY)
                                (in thousands)

                                       Convertible
                                        Preferred
                          Owner's Net     Stock       Common Stock  Additional                              Total
                          Investment  -------------- --------------  Paid-in     Unearned   Accumulated Stockholders'
                          (Liability) Shares  Amount Shares  Amount  Capital   Compensation   Deficit      Equity
                          ----------- ------- ------ ------- ------ ---------- ------------ ----------- -------------
Balance at December 31,
1995....................   $(19,574)      --   $--       --   $--    $    --     $   --      $    --      $    --
Net loss................     (4,640)      --    --       --    --         --         --           --           --
Net cash contribution
from Owner..............     24,665       --    --       --    --         --         --           --           --
                           --------   -------  ----  -------  ----   --------    -------     --------     --------
Balance at December 31,
1996....................        451       --    --       --    --         --         --           --           --
Capitalization from
Owner...................       (451)      --    --       --    --         451        --           --           451
Issuance of Series A
Preferred Stock to
Reuters.................        --     20,000    20      --    --       9,961        --           --         9,981
Issuance of Common Stock
to Reuters..............        --        --    --    19,000    19        --         --           --            19
Return of capital to
Reuters.................        --        --    --       --    --     (10,000)       --           --       (10,000)
Issuance of Series B
Preferred Stock, net....        --      4,365     4      --    --      15,702        --           --        15,706
Exercise of Common Stock
options.................        --        --    --     1,668     2        999        --           --         1,001
Unearned compensation,
net.....................        --        --    --       --    --       9,439     (4,767)         --         4,672
Net loss................        --        --    --       --    --         --         --        (4,663)      (4,663)
                           --------   -------  ----  -------  ----   --------    -------     --------     --------
Balance at November 30,
1997....................        --     24,365    24   20,668    21     26,552     (4,767)      (4,663)      17,167
Issuance of Series C
Preferred Stock, net....        --      2,861     3      --    --      10,995        --           --        10,998
Exercise of Common Stock
options, net............        --        --    --     1,709     1      1,425        --           --         1,426
Unearned compensation,
net.....................        --        --    --       --    --       7,527     (2,463)         --         5,064
Net loss................        --        --    --       --    --         --         --       (12,951)     (12,951)
                           --------   -------  ----  -------  ----   --------    -------     --------     --------
Balance at November 30,
1998....................   $    --    $27,226  $ 27  $22,377  $ 22   $ 46,499    $(7,230)    $(17,614)    $ 21,704
                           ========   =======  ====  =======  ====   ========    =======     ========     ========


  The accompanying notes are an integral part of these financial statements.

                              TIBCO SOFTWARE INC.

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                      Eleven Months                 Nine Months
                          Year Ended      Ended      Year Ended   Ended August 31,
                         December 31, November 30,  November 30, ------------------
                             1996         1997          1998       1998      1999
                         ------------ ------------- ------------ --------  --------
                                                                    (unaudited)
Cash flows from
 operating activities:
 Net loss...............   $ (4,640)    $ (4,663)     $(12,951)  $ (9,758) $(12,888)
 Adjustments to
  reconcile net loss to
  net cash provided by
  (used for) operating
  activities:
 Depreciation and
  amortization..........        370          924         1,073        720     1,343
 Amortization of
  unearned
  compensation..........        --         4,672         5,064      3,535     5,429
 Changes in assets and
  liabilities:
  Accounts receivable...     (1,363)       1,083        (5,996)    (1,510)  (10,192)
  Due from related
   parties..............        --        (3,192)        1,339      2,380      (970)
  Other assets..........        819          253        (1,017)       254    (1,463)
  Accounts payable......        291          659         2,240       (461)    2,345
  Accrued liabilities...    (21,367)       1,342         1,618        (50)    6,323
  Deferred revenue......      2,908        1,333        (3,152)      (551)    2,411
                           --------     --------      --------   --------  --------
   Net cash provided by
    (used for) operating
    activities..........    (22,982)       2,411       (11,782)    (5,441)   (7,662)
                           --------     --------      --------   --------  --------
Cash flows from
 investing activities:
 Deposits held by
  Reuters...............        --       (10,259)       (5,164)   (10,911)   15,423
 Purchases of
  investments...........                                               --  (110,384)
 Purchases of property
  and equipment, net....     (1,283)        (800)       (2,990)    (1,640)   (8,065)
                           --------     --------      --------   --------  --------
   Net cash provided by
    (used for) investing
    activities..........     (1,283)     (11,059)       (8,154)   (12,551) (103,026)
                           --------     --------      --------   --------  --------
Cash flows from
 financing activities:
 Net investment from
  Owner.................     24,265          --            --         --        --
 Proceeds from issuance
  of Preferred Stock....        --        25,668        10,998     10,998       --
 Return of capital......        --       (10,000)          --         --        --
 Borrowings from
  Reuters...............        --         3,000           --         --        --
 Repayment of borrowings
  from Reuters..........        --        (3,000)          --         --        --
 Proceeds from issuance
  of Common Stock.......        --         1,039         1,426      1,369   126,485
                           --------     --------      --------   --------  --------
   Net cash provided by
    financing
    activities..........     24,265       16,707        12,424     12,367   126,485
                           --------     --------      --------   --------  --------
Net change in cash and
 cash equivalents.......        --         8,059        (7,512)    (5,625)   15,797
Cash and cash
 equivalents at
 beginning of period....        --           --          8,059      8,059       547
                           --------     --------      --------   --------  --------
Cash and cash
 equivalents at end of
 period.................   $    --      $  8,059      $    547   $  2,434  $ 16,344
                           ========     ========      ========   ========  ========
Supplemental cash flow
 disclosure:
 Cash paid for
  interest..............   $  1,518     $    --       $    --    $    --     $  --
                           ========     ========      ========   ========  ========


   The accompanying notes are an integral part of these financial statements.

                              TIBCO SOFTWARE INC.

                         NOTES TO FINANCIAL STATEMENTS
                               November 30, 1998

1. THE COMPANY

  TIBCO Software Inc. ("TIBCO Software" or the "Company") is the successor to a portion of the business of Teknekron Software Systems, Inc. ("Teknekron"). Teknekron was founded in 1985 and pioneered the development of "publish and subscribe" computing by creating the software infrastructure for the integration and delivery of market data (e.g., stock quotes, news and other financial information) in the trading rooms of large banks and financial institutions. This publish and subscribe technology, know as The Information Bus or "TIB," permitted the integration of disparate information from various data sources and its distribution across a variety of networks and platforms within these banks and financial institutions and in the world's largest stock exchanges.

  Teknekron was acquired by a subsidiary of Reuters Group PLC ("Reuters"), the global news and information group, in 1994 and the underlying technology rights owned by Teknekron were assigned to Reuters. In 1996, Teknekron changed its name to TIBCO Inc. In November 1996, TIBCO Software was incorporated in Delaware as a separate entity from TIBCO Inc., which subsequently changed its name to TIBCO Finance Technology, Inc. ("TFT"). TIBCO Software was formed to create and market software solutions for use in the integration of business information, processes and applications in diverse industries outside the financial services market. Through a license and distribution agreement, Reuters is the exclusive distributor of TIBCO Software products in the financial services market, subject to limited exceptions.

  Effective as of January 1, 1997, the Company's capital structure was established, and the transfer to TIBCO Software of certain assets, liabilities and customer contracts previously owned by Reuters was substantially completed. Prior to January 1, 1997, operations were conducted by Reuters and its subsidiaries. The financial statements for these periods are presented on a carve-out basis prepared from historical accounting records of Reuters and include the historical operations transferred to TIBCO Software by Reuters. In this context, no direct ownership relationship existed in the operations comprising TIBCO Software. Accordingly, Reuters and its subsidiaries' net investment in TIBCO Software ("Owner's Net Investment") is shown in lieu of Stockholders' Equity in the accompanying Financial Statements for this period. Net Cash Contributions from Owner prior to January 1, 1997 include funds transferred between Reuters and TIBCO Software for operating needs.

  The Statement of Operations includes all revenue and expenses directly attributable to TIBCO Software, costs for facilities, functions and services used by TIBCO Software at shared sites and costs for certain functions and services performed by centralized Reuters organizations. Such shared costs are directly charged to TIBCO Software based on usage. In addition, services performed by TIBCO Software on behalf of Reuters are directly charged to Reuters.

  Prior to January 1, 1997, all charges and allocations of cost for facilities, functions and services performed by Reuters and its subsidiaries for TIBCO Software have been deemed to have been paid by TIBCO Software to Reuters, in the period in which the expense was recorded in the Financial Statements. Allocations during this period were based on level of effort, revenue, or usage, depending on the nature of the cost. Subsequent to January 1, 1997, such costs are billed directly under transitional service agreements or by mutual agreement in advance; and income taxes are paid directly to the taxing authorities as appropriate.

  All of the allocations and estimates in the Financial Statements are based on assumptions that management believes are reasonable under the circumstances and would not have been materially different from the costs and expenses that would have resulted if TIBCO Software had been operated as a separate entity for periods prior to January 1, 1997.

                              TIBCO SOFTWARE INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

 Change in Year End

  Effective January 1, 1997, the Company changed its fiscal quarter ends to the last Friday in February, May and August and November 30th and its fiscal year end to November 30th. For purposes of presentation, the Company has indicated its interim fiscal periods as having ended on the last day of the month in which such period actually ended.

 Unaudited Interim Results

  The accompanying interim financial statements as of August 31, 1999, and for the nine months ended August 31, 1998 and 1999, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of August 31, 1999 and for the nine months ended August 31, 1998 and 1999. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the nine months ended August 31, 1999 are not necessarily indicative of the results to be expected for the year ending November 30, 1999.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash, Cash Equivalents, Investments and Deposits Held by Reuters

  At November 30, 1997 and 1998, cash consisted primarily of deposits with large financial institutions. The deposits held by Reuters earn a market rate of interest and are due upon written notice. The Company considers all highly liquid investment securities with original maturities of three months or less to be cash equivalents. Short-term investments consist primarily of highly liquid debt securities.

  Management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all marketable securities have been classified as available-for-sale and are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Unrealized gains and losses were not material for all periods presented. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income. Interest and dividends on all securities are included in interest income.

                              TIBCO SOFTWARE INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)


 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, deposits held by Reuters and accounts receivable. Cash, cash equivalents and deposits held by Reuters are deposited with financial institutions that management believes are creditworthy. The Company's accounts receivable is derived from revenue earned from customers located primarily in the United States, Australia, Europe and Taiwan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. The following table summarizes the revenue from customers in excess of 10% of the total revenue:

                                                                    Nine Months
                                         Eleven Months                 Ended
                             Year Ended      Ended      Year Ended  August 31,
                            December 31, November 30,  November 30, ------------
                                1996         1997          1998     1998   1999
                            ------------ ------------- ------------ -----  -----
                                                                    (unaudited)
Reuters....................     36%           27%          15%        14%    20%
Cedel Global Services......     N/A           N/A          17%        18%    10%
NEC Electronics, Inc.......     N/A           17%          N/A        10%    N/A
Litlenet, Inc..............     11%           N/A          N/A        N/A    N/A
[others]

 Capitalized Software Development Costs

  The Company has not capitalized any software development costs to date and is in compliance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when beta testing commences, and the general availability of such software has been short, and software development costs qualifying for capitalization have been insignificant.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and
 fixtures.....   5-10 years
Equipment.....   3-5 years
Leasehold
 improvements..  Shorter of the lease term or the estimated useful life

 Long-Lived Assets

  The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be

                              TIBCO SOFTWARE INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)

Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

 Revenue Recognition

  License revenue consists principally of revenue earned under software license agreements and is generally recognized when the software has been shipped, there are no significant obligations remaining, and collection is probable. When contracts contain multiple elements wherein vendor specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "residual method" prescribed by Statement of Position ("SOP") 98-9. Any maintenance included in these arrangements is recognized ratably over the term of the arrangement. Revenue from subscription license agreements, which include software, rights to future software and maintenance, is deferred and recognized ratably over the term of the arrangement.

  Revenue from subscription license agreements which include software, rights to future software and maintenance, is deferred and recognized ratably over the term of the subscription period. Software royalties and products fees earned through our distribution and reseller partners are generally recognized when the partner sells through to its customer.

  Service revenue consists primarily of revenue received for performing product development, implementation of system solutions, on-site support, consulting and training. Service revenue is generally recognized as the services are performed or on the percentage-of-completion method of accounting, depending on the nature of the project. Under the percentage-of-completion method, revenue recognized is that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs, based on current estimates of the costs to complete the project. To the extent that these arrangements include license fees, such fees are recorded as license revenue based on the percentage-of-completion ratio. If the total estimated costs to complete a project exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized currently.

  Maintenance revenue consists of fees for providing software updates and technical support for software products (post-contract support or "PCS"). Maintenance revenue is recognized ratably over the term of the agreement.

  Payments received in advance of services performed are recorded as deferred revenue. Allowances for estimated future returns and discounts are provided for upon recognition of revenue.

 Advertising Expense

  Advertising costs are expensed as incurred and totaled approximately $0.1 million, less than $0.1 million, and $1.6 million for the year ended December 31, 1996, the eleven months ended November 30, 1997 and the year ended November 30, 1998, respectively.

 Stock-Based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

 Net Loss per Share

  Net loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and

                              TIBCO SOFTWARE INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)

SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weight average number of common and potential common shares outstanding during the period if their effect is dilutive. Potential common shares comprise of Common Stock subject to repurchase and incremental shares of Common Stock issuable upon the exercise of stock options and upon the conversion of Convertible Preferred Stock ("Preferred Stock").

  The following table sets forth the computation of basic and dilutive net loss per share for the periods indicated (in thousands, except per share amounts):

                                                               Nine Months
                                  Eleven Months                   Ended
                                      Ended      Year Ended     August 31,
                                  November 30,  November 30, -----------------
                                      1997          1998      1998      1999
                                  ------------- ------------ -------  --------
                                                               (unaudited)
Net loss.........................    $(4,663)     $(12,951)  $(9,768) $(12,888)
                                     =======      ========   =======  ========
Basic and diluted:
  Weighted average shares
   outstanding...................     19,484        21,725    21,313    28,565
  Weighted average shares subject
   to repurchase.................       (282)       (1,714)   (1,660)   (2,054)
                                     -------      --------   -------  --------
Weighted average shares used to
 compute basic and diluted net
 loss per share..................     19,202        20,011    19,653    26,511
                                     =======      ========   =======  ========
Net loss per share--basic and
 diluted.........................    $ (0.24)     $  (0.65)  $ (0.50) $  (0.49)
                                     =======      ========   =======  ========

  The following table sets forth potential common shares that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

                                                                  Nine Months
                                      Eleven Months                  Ended
                                          Ended      Year Ended    August 31
                                      November 30,  November 30, -------------
                                          1997          1998      1998   1999
                                      ------------- ------------ ------ ------
                                                                  (unaudited)
Weighted average effect of potential
 common shares:
  Series A Preferred Stock...........    20,000        20,000    20,000 17,143
  Series B Preferred Stock...........     2,692         4,365     4,365  3,741
  Series C Preferred Stock...........       --          2,626     2,526  2,453
  Common Stock subject to
   repurchase........................       282         1,714     1,660  2,054
  Stock options......................       240         3,713     3,767  7,831
                                         ------        ------    ------ ------
                                         23,214        32,418    32,318 33,222
                                         ======        ======    ====== ======

 Pro Forma Net Loss per Share (Unaudited)

  Pro forma net loss per share for the year ended November 30, 1998 and the nine months ended August 31, 1999, is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Preferred Stock into shares of Common Stock effective upon the closing of the offering, as if such conversion occurred on

                              TIBCO SOFTWARE INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)

December 1, 1997 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 26,991 and 23,337 for the year ended November 30, 1998 and the nine months ended August 31, 1999, respectively. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma Statement of Operations.

 Pro Forma Stockholders' Equity (Unaudited)

  Immediately prior to the effective date of the offering, all of the Convertible Preferred Stock outstanding will automatically convert into Common Stock at a one-to-one ratio. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying Pro Forma Stockholders' Equity as of August 31, 1999.

 Derivative Financial Instruments

  The Company enters into foreign currency forward exchange contracts ("forward contracts") to manage exposure related to certain foreign currency transactions. The Company does not enter into derivative financial instruments for trading purposes. All outstanding forward contracts at the end of the period are marked-to-market, with unrealized gains and losses included in net income as a component of other income (expense), net. As of November 30, 1998, the Company had outstanding forward contracts with notional amounts totaling approximately $1.6 million. These contracts, which mature at various dates through July 1999, are hedges of certain foreign currency transaction exposures in the Australian dollar and French franc. The estimated fair value at November 30, 1998 was negligible.

 Income Taxes

  Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Comprehensive Net Loss

  Effective December 1, 1997, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive loss is comprised of net loss, foreign currency translation gains or losses and unrealized gains or losses on available-for-sale marketable securities. The Company's unrealized gains and losses on available for sale marketable securities and foreign currency translation gains or losses have been insignificant for all periods presented.

 Recent Accounting Pronouncements

  In October 1997, March 1998 and December 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 97-2, "Software Revenue Recognition," SOP 98-4, "Deferral of

                              TIBCO SOFTWARE INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)

the Effective Date of a Provision of SOP 97-2, "Software Revenue Recognition"' and SOP 98-9, "Modification of SOP 97-2, "Software Revenue Recognition' with Respect to Certain Transactions" (collectively, "SOP 97-2"). The Company is required to adopt the provisions of SOP 97-2 for transactions entered into in the fiscal year beginning December 1, 1998. SOP 97-2 provides guidance on recognizing revenue on software transactions and superseded SOP 91-1. The Company believes that the adoption of SOP 97-2 will not have a significant impact on its current licensing or revenue recognition practices. However, should the Company adopt new or change its existing licensing practices, the Company's revenue recognition practices may be subject to change to comply with the accounting guidance provided in SOP 97-2.

  In March 1998, the AICPA issued SOP 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP 98-1 will have a material impact on its financial statements.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its financial statements.

3. BALANCE SHEET COMPONENTS
  (in thousands)

                                                                November 30,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
Accounts receivable, net:
  Accounts receivable......................................... $ 9,241  $11,024
  Unbilled fees and services..................................     665    3,904
                                                               -------  -------
                                                                 9,906   14,928
  Less: Allowance for doubtful accounts and returns...........  (2,668)  (1,694)
                                                               -------  -------
                                                               $ 7,238  $13,234
                                                               =======  =======
Property and equipment, net:
  Equipment................................................... $ 2,178  $ 4,973
  Furniture and fixtures......................................     --       146
  Leasehold improvements......................................     --        49
                                                               -------  -------
                                                                 2,178    5,168
  Less: Accumulated depreciation and amortization.............    (924)  (1,997)
                                                               -------  -------
                                                               $ 1,254  $ 3,171
                                                               =======  =======
Accrued liabilities:
  Compensation and employee related........................... $ 4,040  $ 5,810
  Expenses....................................................   2,176    2,024
                                                               -------  -------
                                                               $ 6,216  $ 7,834
                                                               =======  =======

                              TIBCO SOFTWARE INC.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES DISCOUNTS
  (in thousands)

                                               Additions
                                            ----------------
                                   Balance          Charged             Balance
                                     at     Charged to Costs            at End
                                  Beginning against   and                 of
                                  of Period Revenue Expenses Deductions Period
                                  --------- ------- -------- ---------- -------
Year ended December 31, 1996....   $  249   $1,279    $ 20    $   --    $1,548
Eleven months ended November 30,
 1997...........................    1,548    1,576      16       (472)   2,668
Year ended November 30, 1998....    2,668    1,133     194     (2,301)   1,694

5. RELATED PARTY TRANSACTIONS

 Reuters

  The Company has significant transactions with Reuters and TFT, including licensing arrangements, development contracts and shared functions and services. The following is a summary of the transactions for the periods indicated (in thousands):

 Revenue and cost of revenue

                                                      Eleven Months
                                          Year Ended      Ended      Year Ended
                                         December 31, November 30,  November 30,
Description                                  1996         1997          1998
-----------                              ------------ ------------- ------------
License fees............................   $   --        $  157        $2,984
                                           -------       ------        ------
Service and maintenance revenue:
  Subscription agreement................       --         3,896           354
  Maintenance agreement.................       --           688           750
  Services contracts....................     5,802          796           485
  Shared personnel......................       --         4,027         2,202
  Development reimbursement.............     5,030          --            894
                                           -------       ------        ------
    Total service and maintenance.......    10,832        9,407         4,685
                                           -------       ------        ------
                                           $10,832       $9,564        $7,669
                                           =======       ======        ======

  In 1994, Reuters entered into an arrangement with Teknekron whereby Teknekron was granted a non-exclusive license to certain software and the right to sublicense the software to its customers. In exchange for this right, Teknekron was obligated to pay Reuters a product fee. TIBCO Software's portion of the fee due to Reuters totaled approximately $5.5 million for the year ended
December 31, 1996 and was included in cost of revenue in the accompanying Statement of Operations. These product fee obligations ceased with the formation of TIBCO Software in January 1997.

  In 1995, Reuters and Teknekron entered into a Research & Development and Consulting Services Agreement (the "Services Agreement"). Under the Services Agreement, Reuters agreed to reimburse Teknekron 110% of reasonable research and development costs to maintain and enhance

                              TIBCO SOFTWARE INC.

5. RELATED PARTY TRANSACTIONS--(Continued)

the underlying technology. Any software developed became the property of Reuters. The Services Agreement also provided for maintenance, support, and consulting. Service revenue recognized from Reuters associated with the Services Agreement totaled approximately $10.8 million for the year ended December 31, 1996.

  With the formation of TIBCO Software in January 1997, the Company entered into a license, maintenance and distribution agreement (the "License Agreement") with Reuters and TFT. Under the terms of the License Agreement, the Company was granted a perpetual, royalty-free license to the underlying TIB messaging technology in existence on December 31, 1996. The licensed TIB technology includes technology underlying some of the Company's current products. The license includes rights to use the TIB technology to develop and maintain products, to provide services to customers relating to the licensed technology, and to sell, sublicense and distribute products utilizing the licensed technology both directly and through third party distributors, resellers and original equipment manufacturers. In consideration of the License Agreement, the Company paid to Reuters $10.0 million, which was accounted for as a return of capital (Note 8).

  Reuters is the preferred distributor of the Company's TIB/ActiveEnterprise products to customers in the financial services market segment. As such, the Company receives a product fee from Reuters, which is computed as a percentage of sales of product licenses and maintenance, which has been recorded as license revenue in the accompanying Financial Statements. For the nine months ending December 31, 1999 and the years ending December 31, 2000 and 2001, Reuters has guaranteed minimum product fees of $16.0 million, $18.0 million and $20.0 million, respectively. These amounts will be recognized ratably over the corresponding period. In any period where actual product fees earned exceed the minimum guaranteed product fees, the difference between the actual product fees and cumulative minimum product fees recognized to date will be recognized as revenue currently.

  For calendar 1997, Reuters paid the Company a one-time fee of approximately $4.3 million for the purposes of developing middleware infrastructure software and products. As Reuters and TFT were entitled to receive unspecified future enhancements, if and when available, the fee was accounted for as a subscription and taken to service revenue ratably over the period (see "subscription agreement" in the preceding table). Beginning in January 1997, the Company received an annual maintenance fee of approximately $0.7 million, which is accounted for ratably over the year. Beginning in 1999, this maintenance fee will be included in the minimum guarantee. There were various miscellaneous consulting projects throughout fiscal 1997 and 1998 in which the Company recognized approximately $0.8 million and $0.5 million, respectively.

  Since its formation in January 1997, TFT and TIBCO Software agreed to certain intercompany rates for the sharing of employees on various customer projects. For the services provided by TIBCO Software personnel to TFT, TIBCO Software recognized service revenue of approximately $4.0 million and $2.2 million in the eleven months ended November 30, 1997 and the year ended November 30, 1998, respectively. For the services received by TIBCO Software from TFT personnel, TIBCO Software recorded, in cost of revenue, expenses of approximately $1.2 million and $5.8 million in the eleven months ended November 30, 1997 and the year ended November 30, 1998, respectively, and, in research and development, expenses of approximately $0.4 million in the eleven months ended November 30, 1997.

  In 1998, TIBCO Software was reimbursed for approximately $0.9 million for the development of certain enhancements for Reuters.

                              TIBCO SOFTWARE INC.

5. RELATED PARTY TRANSACTIONS--(Continued)

 Intercompany Services

  Since its formation in January 1997, Reuters and TFT have provided TIBCO Software with shared functions and services such as cash management, accounting, legal and insurance. The cost of these functions and services has been directly charged and/or allocated to the Company using methods that the Company management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs that would have been incurred if the Company had been a separate entity. Neither party has a financial obligation to the other in relation to any shared costs except as may be agreed in writing in advance.

  Administrative Services. TFT provides limited administrative services to the Company, including certain facilities, human resources, information technology and finance functions. The expenses related to these functions have been charged to the Company based on actual costs incurred. Management believes that such costs are reasonable. Such charges for these services amounted to approximately $1.6 million and $2.7 million in the eleven months ended
November 30, 1997 and the year ended November 30, 1998, respectively and are included in cost of sales, research and development, sales and marketing, general and administrative expenses in the accompanying Statement of Operations, allocated based on respective salaries.

  Operating Leases and Furniture & Fixtures Rental. The Company shares its corporate headquarters in Palo Alto, California, and certain foreign offices with TFT (Note 7). In addition, the Company rents certain furniture and fixtures from TFT, primarily related to its corporate headquarters. The Company incurred rent expense of $1.4 million and $1.6 million in the eleven months ended November 30, 1997 and the year ended November 30, 1998, respectively.

  Insurance and Legal. The Company participates in an insurance purchasing agreement with Reuters. Under the terms of this arrangement, Reuters purchases insurance on behalf of the Company and charges the Company for this insurance on an annual basis. Additionally, a portion of the Company's legal services was provided to the Company until March 1998. Amounts incurred for legal and insurance expenses were approximately $0.2 million and $0.1 million in the eleven months ended November 30, 1997 and the year ended November 30, 1998, respectively, and are included in general and administrative expenses in the accompanying Statement of Operations.

  Employee Benefit Programs. The Company participates in various employee benefit programs with TFT. These programs include medical, dental, life insurance and pension plans. The Company paid the service providers directly for these services rendered from January 1997. The Company reimbursed TFT for its proportionate cost of certain other benefits provided to TIBCO Software employees during 1997 and 1998. The reimbursement was based on historical experience and relative headcount. The Company recorded expenses related to the reimbursement of these costs of approximately $0.1 million in the eleven months ended November 30, 1997 and the year ended November 30, 1998. The Company believes the allocation by TFT of the proportionate cost is reasonable and consistent with costs that would have been incurred had the company maintained its own benefit plans. These charges are included in cost of sales, research and development, sales and marketing and general and administrative expenses in the Statement of Operations, allocated based on respective salaries.

                              TIBCO SOFTWARE INC.

5. RELATED PARTY TRANSACTIONS--(Continued)


  Intercompany Deposits. From July 1997, the Company participated in Reuters cash management program, investing surplus funds with Reuters Group Treasury Department. These deposits earn interest at one-month dollar London inter bank offered rate ("LIBOR"). The Company recorded interest income on these deposits of approximately $0.3 million and $1.1 million in the eleven months ended November 30, 1997 and the year ended November 30, 1998, respectively.

  Line of Credit. In January 1997, TIBCO Software entered into a credit facility with Reuters. Under the line of credit, the Company may borrow up to $10 million. The line of credit expired on December 31, 1998 and was secured by Company assets. Interest accrued at a rate of prime plus 1% per annum. As of November 30, 1998, the Company had no principal amounts outstanding.

6. INCOME TAXES

  No provision for income taxes was recorded due to the net losses incurred to date. The provision for income taxes was at rates other than the U.S. Federal statutory tax rate for the following reasons:

                                                          1996    1997    1998
                                                         ------- ------- -------
   U.S. Federal statutory rate.......................... (34.0)% (34.0)% (34.0)%
   State taxes..........................................  (5.6)   (5.9)   (5.4)
   R&D credits..........................................  (3.4)   (5.8)   (3.9)
   Change in valuation allowance........................  41.7    48.1    44.1
   Other................................................   1.3    (2.4)   (0.8)
                                                         ------- ------- -------
   Income tax provision.................................   0.0 %   0.0 %   0.0 %
                                                         ======= ======= =======

  The components of the Company's net deferred tax assets are as follows (in thousands):

                                                               1997      1998
                                                              -------  --------
   Net operating loss carryforward........................... $   --   $  3,430
   Stock option compensation.................................   2,338     4,424
   Reserves and accruals.....................................   1,827     1,445
   Credit carryforwards......................................     168       759
   Depreciation and amortization.............................     545       694
   Other.....................................................     203        (9)
                                                              -------  --------
                                                                5,081    10,743
   Valuation allowance.......................................  (5,081)  (10,743)
                                                              -------  --------
   Net deferred tax assets................................... $   --   $    --
                                                              =======  ========

  Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized; and accordingly, a full valuation allowance has been recorded.

  At November 30, 1998, the Company had the following carryforwards available to reduce future taxable income and income taxes (in thousands):

                                                                 Federal State
                                                                 ------- ------
   Net operating loss carryforwards............................. $8,766  $9,279
   Credit carryforwards.........................................    481     278

                              TIBCO SOFTWARE INC.

6. INCOME TAXES--(Continued)


  The federal and state net operating loss carryforwards are available through 2018 and 2005, respectively, and the research and development credits are available through 2013. For federal and state tax purposes, the Company's net operating loss and research and development credit carryforwards could be subject to certain limitations on annual utilization if certain changes in ownership were to occur, as defined by federal and state tax laws.

7. COMMITMENTS

  The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through August 2003. The Company also rents certain furniture and fixtures and sub-leases office space from TFT at various locations including its corporate headquarters in Palo Alto, California (Note 5). Rental expense was approximately $1.2 million, $1.7 million and $2.2 million for the year ended December 31, 1996, the eleven months ended November 30, 1997 and the year ended November 30, 1998, respectively. Future minimum lease payments under non-cancelable operating leases, including lease commitments entered into subsequent to November 30, 1998, are as follows (in thousands):

   Year ending November 30,
   ------------------------
     1999................................................................ $  407
     2000................................................................    272
     2001................................................................    203
     2002................................................................    193
     2003................................................................     83
     Thereafter..........................................................    --
                                                                          ------
                                                                          $1,158
                                                                          ======

  TIBCO Software assumed the lease of the corporate headquarters from TFT in June 1999, which expires in June of 2006. This assumption will result in additional aggregate lease commitments of approximately $10.0 million.

8. STOCKHOLDERS' EQUITY

  As of November 30, 1998, the Company's Articles of Incorporation authorized the Company to issue 75.0 million shares of Preferred Stock at $0.001 par value and 100.0 million shares of Common Stock at $0.001 par value. From said authorization of Preferred Stock, 20.0 million, 5.5 million and 3.0 million shares were designated as Series A, Series B and Series C Preferred Stock, respectively, at $0.001 par value.

 Preferred Stock

  Effective as of January 1, 1997, the Company's initial capital structure was established by issuing 20.0 million shares of Series A Convertible Preferred Stock ("Series A") and 19.0 million shares of Common Stock to Reuters in exchange for $10.0 million and the transfer of certain assets and liabilities assumed. In connection with its formation, the Company signed a perpetual, non-exclusive license agreement for certain technology with Reuters and paid $10.0 million as consideration (Note 5). This payment was treated as a return of capital in the accompanying Statement of Stockholders' Equity.

                              TIBCO SOFTWARE INC.

8. STOCKHOLDERS' EQUITY--(Continued)


  In May 1997, the Company issued approximately 4.4 million shares of Series B Convertible Preferred Stock ("Series B") at $3.60 per share for net proceeds of approximately $15.7 million. In December 1997, the Company issued approximately
2.9 million shares of Series C Convertible Preferred Stock ("Series C") at $3.86 per share for net proceeds of approximately $11.0 million.

  The holders of the outstanding Preferred Stock have various rights and preferences as follows:

 Voting

  Each share of Preferred Stock has voting rights equal to the number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

 Dividends

  The holders of Series A, Series B and Series C are entitled to receive non-cumulative dividends at the per share annual rate of $0.048, $0.216 and $0.236, respectively, when and as declared by the board of directors. The holders of Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the board of directors, based on the number of shares of Common Stock held on an as converted basis. No dividends on Preferred Stock or Common Stock have been declared by the board from inception through November 30, 1998.

 Liquidation

  In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Preferred Stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, Series B and Series C are entitled to receive an amount of $1.00, $3.60 and $3.86 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. If the Company's legally available assets are insufficient to satisfy the liquidation preferences, then the funds will be distributed ratably among the holders of Preferred Stock.

 Conversion

  Each share of Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon: (1) the closing of a public offering of Common Stock at a per share price of at least $4.00 per share, (2) at least 15% of the capital stock of the Company (on a fully diluted as converted to common stock post-offering basis) is issued and/or sold in the offering, (3) a merger, sale of substantially all of the assets or other transactions which result in a change in control or (4) the consent of the majority of Preferred Stock holders.

 Covenants

  As long as at least 21.38 million shares of Preferred Stock remain outstanding, the Company must obtain approval from a majority of the holders of Preferred Stock in order to alter the articles of incorporation as related to Preferred Stock, change the authorized number of shares of Preferred

                              TIBCO SOFTWARE INC.

8. STOCKHOLDERS' EQUITY--(Continued)

Stock, repurchase any shares of Common Stock other than shares subject to the right of repurchase by the Company, change the authorized number of Directors, authorize a dividend for any class or series other than Preferred Stock, create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

 Common Stock

  The Company's Articles of Incorporation, as amended, authorize the Company to issue 300.0 million shares of $0.001 par value Common Stock. A portion of the shares issued are subject to a right of repurchase by the Company subject to vesting, which is generally over a five year period from the grant date or employee hire date, as applicable, until vesting is complete. Shares are subject to repurchase at the original exercise price. At November 30, 1998, there were approximately 1.8 million shares of Common Stock subject to repurchase.

 Stock Option Plans

  In 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the 1996 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options may be granted to Company employees and consultants. In July 1998, the stockholders of the Company amended the 1996 Plan, to permit an annual replenishment of the Company's Common Stock reserved for grant under the 1996 Plan equal to 5% of the Company's outstanding capital stock. Options under the 1996 Plan may be granted for terms not to exceed ten years and at strike prices no less than the fair value of Common Stock on the date of grant as determined by the Board of Directors. Options are exercisable immediately upon grant and generally vest over five years. Shares of Common Stock issued upon the exercise of options are subject to repurchase until vested.

  In February 1998, the Company adopted the 1998 Director Option Plan (the "Director Plan") and reserved 0.5 million shares of Common Stock for issuance under the Director Plan. The Director Plan provides for an automatic initial grant of 50,000 shares to members of the Board who are not employees of the Company or Reuters ("External Directors"). Any External Director with over one year of consecutive service prior to the effective date of the Director Plan received an initial grant of 70,000 shares. At any subsequent annual re-election, each External Director shall be granted an option to purchase 20,000 additional shares. Options are granted at an exercise price not less than the fair market value of the stock on the date of grant, have a term not to exceed ten years and become exercisable over a three year period with a third of the shares vesting annually.

  In October 1998, the Company adopted the 1998 Advisory Council Option Sub-plan (the "Advisory Plan") as a sub-plan to the 1996 Plan for the purpose of attracting and retaining the best available personnel for service on an information technology advisory council. The Advisory Plan provides for an initial grant of 5,000 shares to each advisory council member (10,000 shares to the chairman). Options are granted at an exercise price not less than fair market value of the Common Stock on the date of grant, have a term not to exceed ten years and become exercisable over a two year period with half of the shares vesting annually.

                              TIBCO SOFTWARE INC.

8. STOCKHOLDERS' EQUITY--(Continued)

  For grants under the Advisory Plan and other options granted to consultants, the Company estimates the initial fair value of the options on the date of grant using the Black-Scholes option pricing model. The resulting compensation expense is amortized using the multiple option method over the vesting period. The value of the options will be remeasured at each subsequent reporting date until each option has vested. In the event such remeasurement results in increases or decreases in fair value, such increases or decreases will be recognized over the remaining term.

  The activity under the 1996 Plan, the Director Plan and Advisory Plan is summarized as follows (in thousands, except per share data):

                                            Eleven Months
                                                Ended           Year Ended
                                             November 30,      November 30,
                                                 1997              1998
                                           ----------------- -----------------
                                                    Weighted          Weighted
                                                    Average           Average
                                                    Exercise          Exercise
                                           Options   Price   Options   Price
                                           -------  -------- -------  --------
   Outstanding at beginning of period.....    --     $ --     6,892    $0.60
   Granted................................  8,772     0.60    4,374     1.92
   Exercised.............................. (1,669)    0.60   (1,833)    0.82
   Canceled...............................   (211)    0.60     (347)    0.82
                                           ------            ------
   Outstanding at end of period...........  6,892     0.60    9,086     1.18
                                           ======            ======
   Options vested at end of period........  1,028             3,560
                                           ======            ======

  The following table summarizes information about stock options outstanding at November 30, 1998 (in thousands, except per share data):

                                                  Options Outstanding and
                                                        Exercisable
                                              --------------------------------
                                                           Weighted
                                                            Average   Weighted
                                               Number of   Remaining  Average
                                                Options   Contractual Exercise
   Range of exercise prices                   Outstanding    Life      Price
   ------------------------                   ----------- ----------- --------
   $0.60.....................................    5,381     8.1 years   $0.60
    1.00.....................................    1,606     9.4 years    1.00
    2.60.....................................    1,615     9.6 years    2.60
    3.50.....................................      484     9.7 years    3.50
                                                 -----     ---------   -----
   $0.60-$3.50...............................    9,086     8.7 years    1.18
                                                 =====     =========   =====

 Unearned stock-based compensation

  In connection with certain stock option grants to employees and External Directors, the Company recognized approximately $9.4 million and $7.2 million of unearned stock compensation for the excess of the deemed fair market value over the exercise price at the date of grant for the eleven months ended November 30, 1997 and for the year ended November 30, 1998, respectively. The compensation expense is being recognized, using the multiple option method, over the option vesting period of generally five years.

                              TIBCO SOFTWARE INC.

8. STOCKHOLDERS' EQUITY--(Continued)


 Reserved for Future Issuance

  At November 30, 1998, the Company had reserved the following shares of authorized but unissued Common Stock for future issuance (in thousands):

   Preferred Stock...................................................... 27,226
   1996 and Advisory Plans..............................................  9,249
   Director Plan........................................................    500
                                                                         ------
                                                                         36,975
                                                                         ======

 Pro Forma Information

  This information is required to illustrate the financial results of operations as if the Company accounted for its grants of employee stock options under the fair value method of SFAS No. 123. The fair value of the Company's options granted was estimated at the date of grant using a Black-Scholes option pricing model. The Company calculated the minimum value of each option grant on the date of grant with the following assumptions:

                                                      Eleven Months
                                                          Ended      Year Ended
                                                      November 30,  November 30,
                                                          1997          1998
                                                      ------------- ------------
   Risk free interest rates..........................      4.7%         4.7%
   Expected lives (in years).........................      3.0          3.0
   Dividend yield....................................      0.0%         0.0%
   Expected volatility...............................      0.0%         0.0%

  For purposes of pro forma disclosures, the estimated minimum value of the options is amortized over the options' vesting period. The compensation cost associated with the Company's stock-based compensation plans, determined using the minimum value method prescribed by SFAS No. 123, did not result in a material difference for the reported net loss for all periods presented.

9. OPERATIONS BY GEOGRAPHIC AREA

  The Company operates primarily in one industry segment: the development and marketing of a suite of software products that enables businesses to link internal operations, business partners and customer channels through the real-time distribution of information. Revenue by geographic area is as follows (in thousands):

                                                      Eleven Months
                                          Year Ended      Ended      Year Ended
                                         December 31, November 30,  November 30,
                                             1996         1997          1998
                                         ------------ ------------- ------------
Domestic................................   $25,027       $28,949      $32,698
Export Revenue:
  Europe................................     3,472         4,558       13,885
  Pacific Rim...........................     1,816         1,767        6,174
                                           -------       -------      -------
    Total revenue.......................   $30,315       $35,274      $52,757
                                           =======       =======      =======

                              TIBCO SOFTWARE INC.

10. SUBSEQUENT EVENTS


 Reverse Stock Split

  In June 1999, the Company's Board of Directors approved a one for two reverse stock split of Company's outstanding shares which became effective on July 13, 1999. All share and per share information included in these financial statements have been retroactively adjusted to reflect this reverse stock split.

 Amendment to Stock Plans

  In June 1999, the 1996 Plan was amended to increase the authorization for issuance of the Company's Common Stock by approximately 2.5 million shares and to increase the shares of Common Stock reserved for issuance (to be added on the first day of each fiscal year beginning in 2000) equal to the lessor of (i) 5 million shares, (ii) 3.5% of the outstanding common shares of the Company common stock, or (iii) a lesser amount determined by the Board of Directors.

  In addition, the Board of Directors authorized the addition of an employee stock purchase plan (the "ESP Plan") as a sub-plan to the 1996 Plan. The ESP Plan permits eligible employees to purchase shares of the Company's Common Stock through payroll deductions at 85% of the fair market value, as defined in the ESP Plan.

  The 1998 Plan was amended to increase the authorization for issuance of the Company's Common Stock by 325,000 shares.

 Initial Public Offering

  On July 13, 1999, the Company completed an initial public offering, which consisted of approximately 9,162,000 shares of Common Stock (including 1,095,000 shares purchased by the underwriters over-allotment option, 500,000 shares sold directly to Sun Microsystems, and 266,667 shares sold directly to Yahoo! Inc.) at $15.00 per share. Net proceeds aggregated approximately $123.6 million.

 Acquisition of InConcert, Inc.

  On November 4, 1999, the Company acquired substantially all of the assets of InConcert, Inc., a wholly-owned subsidiary of Xerox, in a transaction to be accounted for as a purchase business combination. The Company paid $34 million in cash and reimbursed Xerox approximately $1.3 million for severance costs related to said merger. The Company also anticipates incurring approximately $0.3 million in acquisition related expenses, which consist primarily of financial advisory, accounting, and legal fees.

                              TIBCO SOFTWARE INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                    OVERVIEW

  On November 4, 1999, TIBCO Software Inc. ("TIBCO" or the "Company") acquired substantially all of the assets of InConcert, Inc. ("InConcert"), a wholly-owned subsidiary of Xerox, in a transaction to be accounted for as a purchase business combination. TIBCO paid $34 million in cash and reimbursed Xerox approximately $1.3 million for severance costs related to said merger. The Company also anticipates incurring approximately $0.3 million in acquisition related expenses, which consist primarily of financial advisory, accounting and legal fees.

  The total acquisition price of $35.6 million was allocated to the assets acquired, including tangible and intangible assets and liabilities assumed based upon the fair value of such assets and liabilities on the date of the acquisition. The total estimated purchase cost of the acquisition has been allocated on a preliminary basis to assets and liabilities based on management estimates of their fair value and a preliminary independent appraisal of certain intangible assets with the excess costs over the net assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis of the total purchase cost and fair value of the assets acquired and liabilities assumed. The aggregate purchase price has been allocated as follows (in thousands):

   Net assets received..................................................   1,216
   In-process technology................................................   2,800
   Existing technology..................................................  14,000
   Workforce in place...................................................   3,100
   Customer base........................................................   2,900
   Trademark............................................................   1,200
   Operating leases.....................................................     947
   Goodwill.............................................................   9,394
                                                                         -------
                                                                         $35,557
                                                                         =======

  The net tangible assets consist primarily of accounts receivable, property and equipment, accounts payable, accrued liabilities, and deferred revenue. InConcert's net tangible assets received as of September 30, 1999 were used for purposes of calculating the pro forma adjustments as they approximate their fair value as such date. Because the in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use, the amount was immediately charged to operations. The amount allocated to existing technology, workforce in place, customer base, and trademark is being amortized over their estimated useful lives of five years. The purchase price in excess of identified tangible and intangible assets is allocated as goodwill, which is also being amortized over five years.

  The accompanying unaudited pro forma combined balance sheet gives effect to the combination of TIBCO and InConcert as if such transaction occurred on August 31, 1999. The unaudited pro forma combined balance sheet combines the unaudited consolidated balance sheet of TIBCO as of August 31, 1999 and the unaudited balance sheet of InConcert as of September 30, 1999.

  The accompanying unaudited pro forma combined statement of operations presents the results of operations of TIBCO for the year ended November 30, 1998 and the nine-month period ended August 31, 1999 combined with the statement of operations of InConcert for the year ended

December 31, 1998 and the nine-month period ended September 30, 1999. The unaudited pro forma combined statement of operations gives effect to this acquisition as if it had occurred as of December 1, 1997.

  The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or the financial position of the combined companies.

                              TIBCO SOFTWARE INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 (in thousands)

                             TIBCO      InConcert
                           ---------- -------------
                             As of        As of          Pro Forma
                           August 31, September 30, -------------------------
                              1999        1999      Adjustments      Combined
                           ---------- ------------- -----------      --------
ASSETS
Current assets:
 Cash and cash
  equivalents.............  $ 16,344    $    --       $   --         $ 16,344
 Short term investments...   110,326         --       (34,000)(A)      76,326
 Accounts receivable,
  net.....................    23,203       2,776          --           25,979
 Due from related
  parties.................     2,799         --           --            2,799
 Other current assets.....     2,966         134          --            3,100
                            --------    --------      -------        --------
  Total current assets....   155,638       2,910      (34,000)        124,548
Property and equipment,
 net......................     9,893         457          --           10,350
Intangible assets.........       --          --        30,594 (B)      30,594
Other assets..............       797         --           947 (C)       1,744
                            --------    --------      -------        --------
                            $166,328    $  3,367      $(2,459)       $167,236
                            ========    ========      =======        ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
 Accounts payable.........  $  5,535    $    308      $   --         $  5,843
 Accrued expenses and
  other liabilities.......    14,157         903        1,557 (D)      16,617
 Deferred revenue.........     5,972         940          --            6,912
                            --------    --------      -------        --------
  Total current
   liabilities............    25,664       2,151        1,557          29,372
 Due to parent............       --        6,037       (6,037)(E)         --
                            --------    --------      -------        --------
  Total liabilities.......    25,664       8,188       (4,480)         29,372
                            --------    --------      -------        --------
Stockholders' equity
 (deficit):
 Convertible Preferred
  Stock...................       --           24          (24)(E)         --
 Common Stock.............        60           1           (1)(E)          60
 Treasury Stock...........       --          (76)          76 (E)         --
 Additional paid-in
  capital.................   181,053      15,539      (15,539)(E)     181,053
 Unearned stock
  compensation............    (9,881)        --           --           (9,881)
 Accumulated other
  comprehensive gain
  (loss)..................       (66)         11          (11)(E)         (66)
 Accumulated deficit......   (30,502)    (20,320)      17,520 (E)(F)  (33,302)
                            --------    --------      -------        --------
  Total stockholders'
   equity (deficit).......   140,664      (4,821)       2,021         137,864
                            --------    --------      -------        --------
                            $166,328    $  3,367      $(2,459)       $167,236
                            ========    ========      =======        ========

                              TIBCO SOFTWARE INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                 TIBCO      InConcert
                               ---------- -------------
                                  Nine Months Ended          Pro Forma
                               ------------------------ ----------------------
                               August 31, September 30,
                                  1999        1999      Adjustments   Combined
                               ---------- ------------- -----------   --------
Revenue.......................  $ 63,107     $ 7,871      $   --      $ 70,978
Cost of revenue...............    25,978       2,549          --        28,527
                                --------     -------      -------     --------
Gross profit..................    37,129       5,322          --        42,451
                                --------     -------      -------     --------
Operating expenses:
  Sales and marketing.........    21,022       5,970          --        26,992
  Research and development....    18,943       2,262          --        21,205
  General and administrative..     5,291       2,773          --         8,064
  Amortization of stock
   compensation...............     5,429         --           --         5,429
  Amortization of goodwill and
   acquired intangibles.......       --          --         4,590 (G)    4,590
                                --------     -------      -------     --------
    Total Operating Expenses..    50,685      11,005        4,590       66,280
                                --------     -------      -------     --------
Loss from operations..........   (13,556)     (5,683)      (4,590)     (23,829)
Interest income/(expense),
 net..........................       668         --        (2,136)(H)   (1,468)
                                --------     -------      -------     --------
Net loss......................  $(12,888)    $(5,683)     $(6,726)    $(25,297)
                                ========     =======      =======     ========
Net loss per share:
  Basic and diluted...........  $  (0.49)                             $  (0.95)
                                ========                              ========
  Weighted average shares.....    26,511                                26,511
                                ========                              ========

                              TIBCO SOFTWARE INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                 TIBCO      InConcert
                              ------------ ------------
                                     Year Ended              Pro Forma
                              ------------------------- ----------------------
                              November 30, December 31,
                                  1998         1998     Adjustments   Combined
                              ------------ ------------ -----------   --------
Revenue......................   $ 52,757     $ 8,749      $   --      $ 61,506
Cost of revenue..............     27,682       2,301          --        29,983
                                --------     -------      -------     --------
Gross profit.................     25,075       6,448          --        31,523
                                --------     -------      -------     --------
Operating expenses:
  Sales and marketing........     15,242       7,013          --        22,255
  Research and development...     14,787       2,892          --        17,679
  General and
   administrative............      4,025       2,555          --         6,580
  Amortization of stock
   compensation..............      5,064         --           --         5,064
  Amortization of goodwill
   and acquired intangibles..        --          --         6,120 (G)    6,120
                                --------     -------      -------     --------
    Total operating
     expenses................     39,118      12,460        6,120       57,698
                                --------     -------      -------     --------
Loss from operations.........    (14,043)     (6,012)      (6,120)     (26,175)
Interest income/(expense),
 net.........................      1,092          (4)      (2,848)(H)   (1,760)
                                --------     -------      -------     --------
Net loss.....................   $(12,951)    $(6,016)     $(8,968)    $(27,935)
                                ========     =======      =======     ========
Net loss per share:
  Basic and diluted..........   $  (0.28)                             $  (0.59)
                                ========                              ========
  Weighted average shares....     47,002                                47,002
                                ========                              ========

  The following adjustments were applied to TIBCO's historical financial statements and those of InConcert to arrive at the pro forma combined financial information:

(A) To reflect cash payment of $34.0 million for the acquistion of InConcert.

(B) To record the allocation of the purchase price of InConcert as described in the overview.

(C) To record the write-up of InConcert operating leases to fair market value.

(D) To reflect anticipated acquisition related expenses of approximately $1.6 million.

(E) To eliminate InConcert's historical equity accounts and amount due to parent.

(F) The in-process research and development charge related to the acquisition has been reflected in the balance sheet as if the transaction occurred on August 31, 1999 and has been excluded from the statements of operations.

(G) To record amortization of goodwill and acquired intangibles related to the acquisition of InConcert as if the transaction occurred on December 1, 1997. Goodwill and acquired intangibles of approximately $30.6 million are being amortized on a straight-line basis over five years.

(H) To record the impact on interest income (expense) as if the transaction and related $35.6 million cash payments occurred on December 1, 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of InConcert, Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of InConcert, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
December 10, 1999

                                INCONCERT, INC.

                                 BALANCE SHEET

                                                           December 31,
                                      September 30,  -------------------------
                                          1999           1998         1997
                                      -------------  ------------  -----------
ASSETS                                 (unaudited)
Current assets:
 Accounts receivable, net of allow-
  ances of $937,955, $12,418 and
  $182,242, respectively............  $  2,702,450   $  2,678,409  $   954,206
 Related party accounts receivable..        73,708        146,257      412,570
 Prepaid expenses and other current
  assets............................       134,209        121,094      134,804
                                      ------------   ------------  -----------
  Total current assets..............     2,910,367      2,945,760    1,501,580
Property and equipment, net.........       456,354        573,272      568,918
                                      ------------   ------------  -----------
                                      $  3,366,721   $  3,519,032  $ 2,070,498
                                      ============   ============  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current Liabilities:
 Accounts payable...................  $    308,381   $    338,323  $   136,542
 Accrued liabilities................       902,728      1,369,768    1,786,359
 Deferred revenue...................       857,376        899,322      736,237
 Due to parent......................     6,036,962      7,542,201    3,339,415
                                      ------------   ------------  -----------
  Total current liabilities.........     8,105,447     10,149,614    5,998,553
Long-term deferred revenue..........        82,206            --           --
                                      ------------   ------------  -----------
  Total liabilities.................     8,187,653     10,149,614    5,998,553
                                      ------------   ------------  -----------
Commitments (Note 6)
Stockholders' equity (deficit):
 Convertible Preferred Stock,
  24,000,000 shares authorized,
  $0.001 par value:
 Series A, 16,000,000 shares
  designated, issued and outstanding
  (liquidation preference of
  $23,500,000)......................        16,000         16,000       16,000
 Series B, 2,273,362, 2,273,362 and
  0 shares designated, issued and
  outstanding (liquidation
  preference of $3,339,000) at
  September 30, 1999 and December
  31, 1998 and 1997, respectively...         2,273          2,273          --
 Series C, 5,940,578, 0 and 0 shares
  designated, issued and outstanding
  (liquidation preference of
  $7,542,000) at September 30, 1999
  and December 31, 1998 and 1997,
  respectively......................         5,941            --           --
 Common Stock, par value $0.001;
  30,000,000 shares authorized;
  225,448, 176,778, and 5,999 shares
  issued and 27,432, 17,169 and
  1,000 outstanding at September 30,
  1999 and December 31, 1998 and
  1997, respectively................           225            177            6
 Treasury Stock, at cost; 198,016,
  159,609 and 4,999 shares at
  September 30, 1999, and December
  31, 1998 and 1997, respectively...       (75,576)       (60,268)        (600)
 Additional paid-in capital.........    15,538,766      7,998,687    4,657,833
 Accumulated other comprehensive
  income............................        11,000         49,000       18,982
 Accumulated deficit................   (20,319,561)   (14,636,451)  (8,620,276)
                                      ------------   ------------  -----------
  Total stockholders' equity
   (deficit)........................    (4,820,932)    (6,630,582)  (3,928,055)
                                      ------------   ------------  -----------
                                      $  3,366,721   $  3,519,032  $ 2,070,498
                                      ============   ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                INCONCERT, INC.

                            STATEMENT OF OPERATIONS

                               Nine Months Ended            Year Ended
                                 September 30,             December 31,
                            ------------------------  ------------------------
                               1999         1998         1998         1997
                            -----------  -----------  -----------  -----------
                                  (unaudited)
License revenue:
 Non-related parties....... $ 3,948,157  $ 1,524,525  $ 4,827,175  $ 5,025,801
 Related parties...........     669,203      732,548    1,047,654      729,210
                            -----------  -----------  -----------  -----------
  Total license revenue....   4,617,360    2,257,073    5,874,829    5,755,011
                            -----------  -----------  -----------  -----------
Maintenance and service
 revenue:
 Non-related parties.......   3,213,039    1,892,773    2,721,255    2,186,597
 Related parties...........      40,367      115,964      152,449       89,416
                            -----------  -----------  -----------  -----------
  Total maintenance and
   service revenue.........   3,253,406    2,008,737    2,873,704    2,276,013
                            -----------  -----------  -----------  -----------
  Total revenue............   7,870,766    4,265,810    8,748,533    8,031,024
                            -----------  -----------  -----------  -----------
Cost of revenue:
 License...................     245,227      295,483      528,228      441,426
 Maintenance and service...   2,303,452    1,192,025    1,772,539    1,896,301
                            -----------  -----------  -----------  -----------
  Total cost of revenue....   2,548,679    1,487,508    2,300,767    2,337,727
                            -----------  -----------  -----------  -----------
Gross profit...............   5,322,087    2,778,302    6,447,766    5,693,297
                            -----------  -----------  -----------  -----------
Operating expenses:
 Research and development..   2,262,000    2,136,771    2,892,020    3,223,737
 Sales and marketing.......   5,969,759    4,730,723    7,012,745    6,649,527
 General and
  administrative...........   2,773,165    2,037,133    2,555,404    4,440,309
                            -----------  -----------  -----------  -----------
  Total operating
   expenses................  11,004,924    8,904,627   12,460,169   14,313,573
                            -----------  -----------  -----------  -----------
Loss from operations.......  (5,682,837)  (6,126,325)  (6,012,403)  (8,620,276)
Other income (expense).....        (273)          88       (3,772)         --
                            -----------  -----------  -----------  -----------
Net loss................... $(5,683,110) $(6,126,237) $(6,016,175) $(8,620,276)
                            ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                                INCONCERT, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                             Convertible Preferred Stock
                 ----------------------------------------------------
                                                                                         Treasury
                     Series A          Series B         Series C       Common Stock       Stock           Stock      Additional
                 ------------------ ---------------- ---------------- -------------- ----------------  Subscription    Paid-in
                   Shares   Amount   Shares   Amount  Shares   Amount Shares  Amount Shares   Amount    Receivable     Capital
                 ---------- ------- --------- ------ --------- ------ ------- ------ ------- --------  ------------  -----------
Balance as of
January 1,
1997............ 16,000,000 $16,000       --  $  --        --  $  --    1,000  $  1      --  $    --   $(4,673,788)  $ 4,657,788
Translation
adjustment......        --      --        --     --        --     --      --    --       --       --           --            --
Net loss........        --      --        --     --        --     --      --    --       --       --           --            --
Comprehensive
loss............
Transfer of
assets from
parent..........        --      --        --     --        --     --      --    --       --       --     4,673,788           --
Stock options
exercised, net
of shares
repurchased.....        --      --        --     --        --     --    4,999     5    4,999     (600)         --             45
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Balance at
December 31,
1997............ 16,000,000  16,000       --     --        --     --    5,999     6    4,999     (600)         --      4,657,833
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Translation
adjustment......        --      --        --     --        --     --      --    --       --       --           --            --
Net loss........        --      --        --     --        --     --      --    --       --       --           --            --
Comprehensive
loss............
Issuance of
Series B
Preferred
Stock...........        --      --  2,273,362  2,273       --     --      --    --       --       --           --      3,337,142
Stock options
exercised, net
of shares
repurchased.....        --      --        --     --        --     --  170,779   171  154,610  (59,668)         --          3,712
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Balance at
December 31,
1998............ 16,000,000  16,000 2,273,362  2,273       --     --  176,778   177  159,609  (60,268)         --      7,998,687
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Translation
adjustment
(unaudited).....        --      --        --     --        --     --      --    --       --       --           --            --
Net loss
(unaudited).....        --      --        --     --        --     --      --    --       --       --           --            --
Comprehensive
loss
(unaudited).....
Issuance of
Series C
Preferred Stock
(unaudited).....        --      --        --     --  5,940,578  5,941     --    --       --       --           --      7,536,260
Stock options
exercised, net
of shares
repurchased
(unaudited).....        --      --        --     --        --     --   48,710    48   38,407  (15,308)         --          3,819
                 ---------- ------- --------- ------ --------- ------ -------  ----  ------- --------  -----------   -----------
Balance at
September 30,
1999
(unaudited)..... 16,000,000 $16,000 2,273,362 $2,273 5,940,578 $5,941 225,488  $225  198,016 $(75,576) $       --    $15,538,766
                 ========== ======= ========= ====== ========= ====== =======  ====  ======= ========  ===========   ===========
                     Other       Accumu-          Total
                 Comprehensive    lated       Stockholders'
                 income (Loss)   Deficit     Equity (Deficit)
                 ------------- ------------- ----------------
Balance as of
January 1,
1997............   $    --     $        --     $         1
                             ----------------
Translation
adjustment......     18,982             --          18,982
Net loss........        --       (8,620,276)    (8,620,276)
                                             ----------------
Comprehensive
loss............                                (8,601,294)
Transfer of
assets from
parent..........        --              --       4,673,788
Stock options
exercised, net
of shares
repurchased.....        --              --            (550)
                 ------------- ------------- ----------------
Balance at
December 31,
1997............     18,982      (8,620,276)    (3,928,055)
                 ------------- ------------- ----------------
Translation
adjustment......     30,018             --          30,018
Net loss........        --       (6,016,175)    (6,016,175)
                                             ----------------
Comprehensive
loss............                                (5,986,157)
Issuance of
Series B
Preferred
Stock...........        --              --       3,339,415
Stock options
exercised, net
of shares
repurchased.....        --              --         (55,785)
                 ------------- ------------- ----------------
Balance at
December 31,
1998............     49,000     (14,636,451)    (6,630,582)
                 ------------- ------------- ----------------
Translation
adjustment
(unaudited).....    (38,000)            --         (38,000)
Net loss
(unaudited).....        --       (5,683,110)    (5,683,110)
                                             ----------------
Comprehensive
loss
(unaudited).....                                (5,721,110)
Issuance of
Series C
Preferred Stock
(unaudited).....        --              --       7,542,201
Stock options
exercised, net
of shares
repurchased
(unaudited).....        --              --         (11,441)
                 ------------- ------------- ----------------
Balance at
September 30,
1999
(unaudited).....   $ 11,000    $(20,319,561)   $(4,820,932)
                 ============= ============= ================

                                INCONCERT, INC.

                            STATEMENT OF CASH FLOWS

                                Nine Months Ended
                                  September 30,        Year Ended December 31,
                             ------------------------  ------------------------
                                1999         1998         1998         1997
                             -----------  -----------  -----------  -----------
                                   (unaudited)
Cash flows from operating
 activities:
 Net loss..................  $(5,683,110) $(6,126,237) $(6,016,175) $(8,620,276)
 Adjustment to reconcile
  net loss to net cash used
  for operating activities:
  Depreciation and
   amortization............      249,629      281,571      359,498      498,588
  Provision for bad debt...     (925,537)    (169,824)    (169,824)    (182,242)
  Changes in assets and
   liabilities:
   Accounts receivable.....      974,045     (814,004)  (1,288,066)  (1,184,534)
   Prepaid expenses and
    other assets...........      (13,115)     126,289       13,710     (134,804)
   Accounts payable........      (29,942)     230,367      201,781      136,542
   Accrued liabilities.....     (467,040)    (668,005)    (416,591)   1,786,359
   Deferred revenue........       40,260      816,246      163,085      736,237
                             -----------  -----------  -----------  -----------
    Net cash used for
     operating activities..   (5,854,810)  (6,323,597)  (7,152,582)  (6,964,130)
                             -----------  -----------  -----------  -----------
Cash flows from investing
 activities--
 Purchases of property and
  equipment................     (132,711)    (249,890)    (363,852)  (1,067,506)
                             -----------  -----------  -----------  -----------
Cash flows from financing
 activities:
 Borrowings from parent....    6,036,962    6,524,746    7,542,201    3,339,416
 Proceeds from issuance of
  Preferred Stock..........          --           --           --     4,673,788
 Proceeds from issuance of
  Common Stock.............        3,867          252        3,883           50
 Repurchase of Common
  Stock....................      (15,308)        (220)     (59,668)        (600)
                             -----------  -----------  -----------  -----------
    Net cash provided by
     financing activities..    6,025,521    6,524,778    7,486,416    8,012,654
                             -----------  -----------  -----------  -----------
Effect of exchange rate
 changes on cash...........      (38,000)      48,709       30,018       18,982
                             -----------  -----------  -----------  -----------
Net change in cash and cash
 equivalents...............          --           --           --           --
Cash and cash equivalents
 at beginning of period....          --           --           --           --
                             -----------  -----------  -----------  -----------
Cash and cash equivalents
 at end of period..........  $       --   $       --   $       --   $       --
                             ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                                INCONCERT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY

  InConcert, Inc. (the "Company") is a provider of enterprise-class software systems. The Company designs, develops, markets, and supports its product, InConcert, an object oriented client/server application software product family designed to solve process centric mission critical business problems for large multinational organizations.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The Company was first established as a product line within Xerox Corporation's Xsoft division in 1990. On July 1, 1996, the Company incorporated under the laws of the State of Delaware as a wholly-owned subsidiary of Xerox. See Note 4.

  On September 30, 1999, the Company entered into an Asset Purchase Agreement to sell substantially all of the net assets of the Company to TIBCO Software Inc. for $34 million in cash. The Company expects to close the transaction during the fourth quarter of fiscal 1999. The transaction will be accounted for as a purchase acquisition; however, the financial statements presented in this report do not reflect purchase accounting.

 Unaudited Interim Results

  The accompanying interim financial statements as of September 30, 1999, and for the nine months ended September 30, 1999 and 1998, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of September 30, 1999 and for the nine months ended September 30, 1999 and 1998. The financial information disclosed in these notes to financial statements related to these periods are unaudited. The results for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

 Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the report period. Actual results could differ from those estimates.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable. The Company's accounts receivable is derived from revenue earned from customers located primarily in the United States and Europe. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the

                                INCONCERT, INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)

expected collectibility of accounts receivable. The following table summarized revenue from customers in excess of 10% of the total revenue:

                                          Nine Months
                                             Ended
                                         September 30,    Year Ended   Year Ended
                                         --------------  December 31, December 31,
                                          1999    1998       1998        1997
                                         ------  ------  ------------ ------------
                                          (unaudited)
WorldCom................................    18%     N/A      N/A          17%
Bell South..............................    10%     N/A      15%          N/A
Toshiba.................................    N/A     N/A      12%          N/A

 Capitalized Software Development Costs

  Research and development costs for internally developed software products and enhancements to existing software products are expensed when incurred until technological feasibility is established. Thereafter, software costs are capitalized until the product is available for general released to customer. To date, the period between achieving technological feasibility and the general availability of such software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, no costs have been capitalized.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and
 fixtures.....   10-15 years
Equipment.....   3-5 years
Leasehold
 improvements..  Shorter of the lease term or the estimated useful life

 Revenue Recognition

  Software license revenue is recognized when all of the following criteria have been met: there is an executed license agreement, software has been shipped to the customer, no significant vendor obligations remain, the license fee is fixed and payable within twelve months and collection is deemed probable. Maintenance revenue is recognized ratably over the term of the maintenance contract, typically twelve months. Service revenues, generally training and consulting, are recognized as services are performed.

 Stock-Based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees," ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

 Comprehensive Income

  Effective December 31, 1997, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Foreign currency translation is currently the only item in comprehensive income.

                                INCONCERT, INC.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES--(Continued)

 Recent Accounting Pronouncements

  In June 1988, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its financial statements.

3. BALANCE SHEET COMPONENTS

                                                          December 31,
                                       September 30, ------------------------
                                           1999         1998         1997
                                       ------------- -----------  -----------
                                        (unaudited)
Accounts receivable:
 Accounts receivable..................  $ 1,471,705  $ 2,152,527  $   832,679
 Unbilled receivables.................    2,168,700      538,300      303,769
                                        -----------  -----------  -----------
                                          3,640,405    2,690,827    1,136,448
Less: Allowance for doubtful accounts
 and returns..........................     (937,955)     (12,418)    (182,242)
                                        -----------  -----------  -----------
                                        $ 2,702,450  $ 2,678,409  $   954,206
                                        ===========  ===========  ===========
Property and equipment, net:
 Equipment............................  $ 2,458,157  $ 2,325,988  $ 2,468,535
 Furniture and fixtures...............       71,168       57,105       47,569
 Leasehold improvements...............       48,046       48,046       29,739
 Construction in progress.............        1,830       15,166        6,766
                                        -----------  -----------  -----------
                                          2,579,201    2,446,305    2,552,609
Less: accumulated depreciation and
 amortization.........................   (2,122,847)  (1,873,033)  (1,983,691)
                                        -----------  -----------  -----------
                                        $   456,354  $   573,272  $   568,918
                                        ===========  ===========  ===========
Accrued liabilities:
 Compensation and employee related....      308,743      677,213      943,206
 Other operating expenses.............      593,985      692,555      843,153
                                        -----------  -----------  -----------
                                        $   902,728  $ 1,369,768  $ 1,786,359
                                        ===========  ===========  ===========

4. RELATED PARTY TRANSACTIONS

  The Company has significant transactions with Xerox Corporation, including licensing arrangements, development contracts and shared functions and services. Related party revenue is related to the Company licensing its software product to Xerox Corporation for sub-licensing to Xerox's end-users. The cost of revenue to related parties has not been separately stated because it is impracticable to do so. The following is a summary of the transactions for the periods indicated:

 Service Agreement

  The Company and Xerox Corporation had a service agreement under which Xerox provided certain administrative services, human resource and employee benefits administration, expenditure

                                INCONCERT, INC.

4. RELATED PARTY TRANSACTIONS--(Continued)

processing, and treasury functions. Xerox Corporation charged the Company for these services on a basis that reflected the Company's share of such costs, including a fixed fee that was negotiated annually. Management believed this allocation method was reasonable based upon the Company's use of such services. The service fee included in general and administrative expenses on the Statement of Operations was $180,000, $117,000, $157,480 and $212,000 for the
nine months ended September 30, 1999 and 1998 and for the year ended December 31, 1998 and 1997, respectively.

 Secured Lending Agreement

  The Company and Xerox Corporation entered into a secured lending agreement where Xerox Corporation extended short-term loans to the Company. This was administered through maintaining a "sweep" bank account. Xerox Corporation advanced money or deducted excess funds directly out of the Company's bank account. In effect, the Company maintained a "zero balance" bank account. No interest was charged or paid on the balance of the outstanding loans or net credit. The parties could have agreed to convert all or part of the outstanding loans to equity or another form of lending. Net amount loaned to the Company for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997 were $6,036,962, $7,542,201 and $3,339,415, respectively. During the nine months ended September 30, 1999 and for the year ended December 31, 1998, the Company converted $7,542,201 and $3,339,415, respectively, into Series B and C preferred stock.

5. INCOME TAXES

  Xerox files a consolidated tax return which includes the results of the Company. Under the terms of the Tax Sharing Agreement, the Company will pay to Xerox amounts determined as if the Company paid taxes as a separate entity. During 1999, 1998 and 1997, the Company incurred an operating loss for both financial and tax reporting purposes. Under the Company's agreement with Xerox, the Company would be reimbursed for its previous tax net operating losses utilized by Xerox in its consolidated return, in future periods when the Company generated taxable income. The Company has not generated taxable income through the date of the acquisition, therefore no deferred tax asset has been recorded. There are no other significant deferred tax assets or liabilities. See Note 8.

6. COMMITMENTS

  The Company leases office space under a non-cancelable operating lease with an expiration date of June 2003. Rental expense was approximately $349,000, $318,000, $435,000 and $344,000 for the nine months ended September 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997, respectively. Future minimum lease payments under the non-cancelable operating lease, as of December 31, 1998, are as follows:

   1999.............................................................. $  465,140
   2000..............................................................    465,140
   2001..............................................................    465,140
   2002..............................................................    465,140
   2003..............................................................    116,285
                                                                      ----------
                                                                      $1,976,845
                                                                      ==========

                                INCONCERT, INC.

7. STOCKHOLDERS' EQUITY

  As of November 27, 1996, the Company's Articles of Incorporation authorized the Company to issue 24,000,000 shares of Preferred Stock at $0.001 par value and 30,000,000 shares of Common Stock at $0.001 par value.

 Preferred Stock

  Effective as of January 1, 1997, the Company's initial capital structure was established by issuing 16.0 million shares of Series A Convertible Preferred Stock ("Series A") and 1,000 shares of Common Stock to Xerox.

  In April 1998, the Company issued 2,273,362 shares of Series B Convertible Preferred Stock ("Series B") at $1.46875 per share for net proceeds of $3,339,000. In May 1999, the Company issued 5,940,578 share of Series C Convertible Preferred Stock ("Series C") at $1.2696 per share for net proceeds of $7,542,000.

  The holders of the outstanding Preferred Stock have various rights and preferences as follows:

  Voting Rights. The holders of Series A, Series B and Series C have the right to one vote for each share of Common Stock into which such shares of Preferred Stock could be converted.

  Dividend Rights. The holders of Series A, Series B and Series C are entitled to receive noncumulative dividends at the per share annual rate of $0.1175 payable when and if declared by the board of directors. The holders of Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the board of directors, based on the number of shares of Common Stock held on an as-converted basis. No dividends on Preferred Stock or Common Stock have been declared by the board from inception through September 30, 1999.

  Liquidation Preference. In the event of any liquidation, dissolution, or winding-up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Preferred Stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, Series B and Series C are entitled to receive an amount of $1.46875, $1.46875 and $1.2696 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock.

  If the assets and funds distributed to the holders of Preferred Stock are insufficient to permit the payment to the holders of the full preferential amount mentioned above, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of Preferred Stock.

  Any assets remaining after the payment of all preferential amounts to the holders of Preferred Stock, will be shared ratably by the holders of the Preferred Stock and common stockholders.

  Conversion. Each share of Preferred Stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable original issue price for such series of Preferred Stock. The initial Conversion Price per share for shares of Preferred Stock is the Original Issue Price. The Conversion Prices for the Preferred Stock is subject to adjustment.

                                INCONCERT, INC.

7. STOCKHOLDERS' EQUITY--(Continued)

  Each share of Preferred Stock will automatically be converted into shares of Common Stock at the applicable Conversion Price at the time in effect for such series of Preferred Stock immediately upon the earlier of the following two events: (a) upon the consummation of the sale of the Company's Common Stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than $5.00 per share with aggregate gross proceeds to the Corporation in excess of $10.0 million, or (b) the date upon such conversion is approved by holders of a majority of the shares of Preferred Stock.

 Common Stock

  Voting Rights. The holders of each shares of Common Stock has the right to one vote, and is entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and is entitled to vote upon such matters and in such manner as may be provided by law.

  Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board.

  Liquidation Rights. Upon liquidation, dissolution, or winding-up of the Company, the assets of the Company are distributed as described above for Preferred Stock liquidation rights.


 Stock Option Plan

  During 1996, the Company adopted the 1996 Stock Option Plan (the "Plan"). The purpose of the Plan is to enable the Company to obtain and retain the services of the types of employees, consultants, officers and directors who will contribute to the Company's long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of all shareholders of the Company. The total number of shares which may be issued under the Plan is 4,568,340 shares. The Plan is administered by the Board of Directors or the Committee. The administrator is responsible for determining the term of each option, the option exercise price, the medium of payment, the number of shares for which each option is granted and the vesting rate at which each option is exercisable. To date, options awarded generally vest ratably over five years and expire upon the earlier of ten years from the date of grant or 90 days from employee termination.

                                INCONCERT, INC.

7. STOCKHOLDERS' EQUITY--(Continued)


  The activity under the 1996 Plan, is summarized as follows:

                                            Year Ended          Year Ended
                                        December 31, 1998   December 31, 1997
                                        ------------------- -------------------
                                                   Weighted            Weighted
                                                   Average             Average
                                                   Exercise            Exercise
                                         Options    Price    Options    Price
                                        ---------  -------- ---------  --------
Outstanding at beginning of year......  2,125,306   $0.04     274,700   $0.01
Granted...............................    682,500    0.26   2,036,505    0.04
Exercised.............................   (170,779)   0.02      (4,999)   0.01
Canceled..............................   (438,859)   0.04    (180,900)   0.08
                                        ---------           ---------
Outstanding at end of year............  2,198,168    0.11   2,125,306    0.04
                                        =========           =========
Options vested at end of year.........  1,170,946             669,302
                                        =========           =========
Weighted average fair value of options
 granted during the year..............  $    0.17           $    0.03
                                        =========           =========

  The following table summarizes information about stock options outstanding at December 31, 1998 (in thousands, except per share data):

                                      Options Outstanding and Exercisable
                                  --------------------------------------------
                                               Weighted
                                                Average   Weighted
                                   Number of   Remaining  Average
                                    Options   Contractual Exercise   Options
   Range of exercise prices       Outstanding    Life      Price   Exercisable
   ------------------------       ----------- ----------- -------- -----------
   $0.01.........................  1,136,169   8.3 years   $0.01      757,446
    0.12.........................    709,499   8.6 years    0.12      354,750
    0.39.........................    352,500   9.5 years    0.39       58,750
                                   ---------   ---------   -----    ---------
   $0.01-$0.39...................  2,198,168   8.8 years   $0.11    1,170,946
                                   =========   =========   =====    =========

                                INCONCERT, INC.

7. STOCKHOLDERS' EQUITY--(Continued)

 Pro Forma Information

  This information is required to illustrate the financial results of operations as if the Company accounted for its grants to employee stock options under the fair value method of SFAS No. 123. The fair value of the Company's options granted was estimated at the date of grant using a Black-Scholes option pricing model. The Company calculated the value of each option grant on the date of grant with the following assumptions:

                                        Nine Months
                                           Ended
                                       September 30,    Year Ended   Year Ended
                                       --------------  December 31, December 31,
                                        1999    1998       1998         1997
                                       ------  ------  ------------ ------------
                                        (unaudited)
   Risk free interest rates...........    5.4%    5.5%      5.5%         6.3%
   Expected lives (in years)..........    6.0     6.0       6.0          6.0
   Dividend yield.....................    0.0%    0.0%      0.0%         0.0%
   Expected volatility................   70.0%   70.0%     70.0%        70.0%

  For purposes of pro forma disclosures, the estimated value of the option is amortized over the options' vesting period. The compensation cost associated with the Company's stock-based compensation plans, as if the fair value based method described in SFAS No. 123 had been adopted, would have resulted in a pro forma loss of $5,789,049, $6,149,930, $6,047,766 and $8,627,173 for the nine months ended September 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997, respectively.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                       Amount To
                                                                        Be Paid
                                                                       ---------
   SEC registration fee...............................................  $62,511
   Legal fees and expenses............................................   25,000
   Accounting fees and expenses.......................................    5,000
                                                                        -------
     Total............................................................  $92,511
                                                                        =======

Item 14. Indemnification of Directors and Officers

  Article Nine of the registrant's Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of the Registrant's Bylaws (Exhibit 3.2 hereto) provide for mandatory indemnification of its directors and officers, and permissible indemnification of employees and other agents, to the maximum extent permitted by the Delaware General Corporation Law. In addition, the registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors.

Item 15. Recent Sales of Unregistered Securities

  From the registrant's inception through July 1, 1999, the registrant has had issued and sold the following securities:

  (a) On December 31, 1996, we issued and sold 19,000,000 shares of our common stock and 20,000,000 shares of our Series A preferred stock to Reuters Nederland B.V. in connection with the establishment by Reuters of TIBCO Software Inc. as a separate entity from TIBCO Inc. The consideration for the issuance of the shares consisted of $10,000,000 plus the book value of the assets transferred to us less the book value of the assumed liabilities.

  (b) On May 9, 1997, we issued and sold 4,365,000 shares of our Series B preferred stock to Cisco Systems, Inc. for a purchase price of approximately $15,714,000.

  (c) On December 31, 1997, we issued and sold 2,861,316 shares of Series C preferred stock to entities affiliated with Mayfield Fund LLP for a purchase price of approximately $11,045,000.

  (d) As of March 31, 1999, an aggregate of 4,016,191 shares of common stock had been issued upon exercise of options under our Stock Option Plan.

  (e) On June 1, 1999, we granted to Reuters an option purchase 150,000 shares of our common stock under our Director Stock Option Plan. This option vested immediately upon grant, has an exercise price of $6.00 per share and may be transferred by Reuters to the Reuters-nominated directors.

  The issuances of the securities described in (a), (b) and (c) above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The issuances of the securities described in (d) and (e) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act as transactions by an issuer in compensatory circumstances. All of the securities were acquired by the recipients for investment and with no view toward the resale or distribution thereof. In each instance, the recipients were sophisticated investors or employees of ours, the offer and sales were made without any public solicitation and the stock certificates bear restrictive legends. No underwriter was involved in the transactions and no commissions were paid. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

 Exhibit
  Number  Description
 -------  -----------
  3.1(a)* Certificate of Incorporation of Registrant.
  3.1(b)* Form of Certificate of Incorporation of Registrant filed with the
          Secretary of State of Delaware on July 13, 1999.
  3.1(c)* Form of Certificate of Incorporation of Registrant to be effective after the offering.
  3.2(a)* Bylaws of Registrant.
  3.2(b)* Form of Bylaws of Registrant to be effective after the offering.
  4.1*    Form of Registrant's Common Stock certificate.
  5.1**   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding legality of the securities being issued.
 10.1*    Form of Indemnification Agreement.
 10.2*    First Amended and Restated License, Maintenance and Distribution
          Agreement dated May 28, 1999, among Reuters Limited, TIBCO Finance
          Technology, Inc. and Registrant.
 10.3*    Draft Form of Third Amended and Restated Stockholders Agreement,
          among Reuters Nederland B.V., Reuters Limited, Cisco Systems, Inc.,
          Mayfield IX, Mayfield Associates Fund III, Vivek Ranadive and
          Registrant.
 10.4*    1996 Stock Option Plan.
 10.5*    1998 Director Option Plan.
 10.6*    Form of Assignment and Assumption of Lease Agreement, between TIBCO
          Finance Technology, Inc. and Registrant.
 10.7*    Form of Employment Agreement between Registrant and Vivek Y.
          Ranadive.
 10.8*    Form of Employment Agreement between Registrant and Robert P.
          Stefanski.
 10.9*    Form of Employment Agreement between Registrant and Paul G. Hansen.
 10.10*   Form of Employment Agreement between Registrant and Richard M. Tavan.
 10.11*   Form of Master Services Agreement among Registrant, TIBCO Finance
          Technology, Inc. and Reuters.
 10.12*   Software License and Development Agreement dated May 11, 1999 between
          Cedel Global Services, societe anonyme and Registrant.
 10.13*   Industrial Lease Agreement dated December 14, 1995 between Porter
          Drive Associates LLC and TIBCO Finance Technology, Inc. (formerly known as Teknekron Software Systems (Delaware), Inc.)
 21.1*    List of subsidiaries.
 23.1**   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
          (included in Exhibit 5.1).
 23.2**   Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 24.1**   Power of Attorney.
 27.1**   Financial Data Schedule

--------
 * These exhibits are incorporated by reference to exhibits similarly numbered in the Registrant's Registration Statement File No. 333-78195.
** Previously filed.

(b) Financial Statement Schedules

  Included in Notes to Financial Statements.

Item 17. Undertakings

  The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration be means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant, the registrant has had been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has had duly caused this Amended Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California on this 13th day of January, 2000.

                                       TIBCO SOFTWARE INC.

                                                 /s/ Paul G. Hansen
                                       By: ___________________________________
                                                     Paul G. Hansen
                                           Executive Vice President, Finance
                                              and Chief Financial Officer
                                             (Principal Financial Officer)

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                      Date
             ---------                           -----                      ----

                 *                   President, Chief Executive       January 13, 2000
 _________________________________    Officer and Chairman of the
         Vivek Y. Ranadive            Board (Principal Executive
                                      Officer)

      /s/ Paul G. Hansen             Executive Vice President,        January 13, 2000
____________________________________  Finance and Chief Financial
           Paul G. Hansen             Officer (Principal
                                      Financial Officer)

                 *                   Corporate Controller and         January 13, 2000
____________________________________  Chief Accounting Officer
          Ginger M. Kelly             (Principal Accounting
                                      Officer)

                 *                   Director                         January 13, 2000
____________________________________
          Douglas M. Atkin

                 *                   Director                         January 13, 2000
____________________________________
           Yogen K. Dalal

                 *                   Director                         January 13, 2000
____________________________________
          Edward R. Kozel

                 *                   Director                         January 13, 2000
____________________________________
         Donald J. Listwin

                 *                   Director                         January 13, 2000
____________________________________
          Larry W. Sonsini

             Signature                           Title                      Date
             ---------                           -----                      ----

                 *                   Director                         January 13, 2000
____________________________________
           John G. Taysom

                 *                   Director                         January 13, 2000
____________________________________
          Phillip E. White

                 *                   Director                         January 13, 2000
____________________________________
           Philip K. Wood

*By: /s/ Paul G. Hansen
  ___________________________
       Attorney-in-fact

                                 EXHIBITS INDEX


 Exhibit
  Number  Description
 -------  -----------
  3.1(a)* Certificate of Incorporation of Registrant.
  3.1(b)* Form of Certificate of Incorporation of Registrant filed with the
          Secretary of State of Delaware on July 13, 1999.
  3.1(c)* Form of Certificate of Incorporation of Registrant to be effective after the offering.
  3.2(a)* Bylaws of Registrant.
  3.2(b)* Form of Bylaws of Registrant to be effective after the offering.
  4.1*    Form of Registrant's Common Stock certificate.
  5.1**   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, regarding legality of the securities being issued.
 10.1*    Form of Indemnification Agreement.
 10.2*    First Amended and Restated License, Maintenance and Distribution
          Agreement dated May 28, 1999, among Reuters Limited, TIBCO Finance
          Technology, Inc. and Registrant.
 10.3*    Draft Form of Third Amended and Restated Stockholders Agreement,
          among Reuters Nederland B.V., Reuters Limited, Cisco Systems, Inc.,
          Mayfield IX, Mayfield Associates Fund III, Vivek Ranadive and
          Registrant.
 10.4*    1996 Stock Option Plan.
 10.5*    1998 Director Option Plan.
 10.6*    Form of Assignment and Assumption of Lease Agreement, between TIBCO
          Finance Technology, Inc. and Registrant.
 10.7*    Form of Employment Agreement between Registrant and Vivek Y.
          Ranadive.
 10.8*    Form of Employment Agreement between Registrant and Robert P.
          Stefanski.
 10.9*    Form of Employment Agreement between Registrant and Paul G. Hansen.
 10.10*   Form of Employment Agreement between Registrant and Richard M. Tavan.
 10.11*   Form of Master Services Agreement among Registrant, TIBCO Finance
          Technology, Inc. and Reuters.
 10.12*   Software License and Development Agreement dated May 11, 1999 between
          Cedel Global Services, societe anonyme and Registrant.
 10.13*   Industrial Lease Agreement dated December 14, 1995 between Porter
          Drive Associates LLC and TIBCO Finance Technology, Inc. (formerly known as Teknekron Software Systems (Delaware), Inc.)
 21.1*    List of subsidiaries.
 23.1**   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
          (included in Exhibit 5.1).
 23.2**   Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 24.1**   Power of Attorney.
 27.1**   Financial Data Schedule
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 * These exhibits are incorporated by reference to exhibits similarly numbered in the Registrant's Registration Statement File No. 333-78195.
** Previously filed.